Reynolds Wrap
HEAVY DUTY
FOIL SHEETS PRE-CUT POP-UP
30 FOIL SHEETS

Reynolds Consumer Products

# Simplify daily life to enjoy what matters most

2024 Integrated Report



REYNOLDS CONSUMER PRODUCTS INNOVATES AND MANUFACTURES HOUSEHOLD PRODUCTS THAT SIMPLIFY DAILY LIFE TO ENJOY WHAT MATTERS MOST. BUSY PEOPLE USE OUR PRODUCTS TO MAKE MEALTIME AND CLEANUP EASIER—AND DO MORE OF THE THINGS THEY VALUE.

## ABOUT THIS REPORT

In our fifth annual report to stockholders, we provide an overview of the 2024 performance of Reynolds Consumer Products Inc. (RCP) and our long-term business approach. This report covers the fiscal year of January 1, 2024, through December 31, 2024, and includes all RCP operations. This report also includes our Environmental, Social, and Governance (ESG) scorecard in our commitment to annually report our progress against our goals.

# Chairman's Message

—



## DEAR FELLOW SHAREHOLDERS,

As the newest member of the board of directors for Reynolds Consumer Products, I would like to congratulate our board, the company's leadership team, and most of all, the nearly 6,500 employees who have worked passionately to build a successful company. I'm pleased to report that in 2024 the company has achieved their stated goals and is well-positioned to continue their strategy, which includes investing in future growth, productivity, and strong capital returns.

RCP has iconic brands with Reynolds and Hefty, evidenced by 95% of U.S. households having at least one of the company's products in their homes and 70% having three or more. RCP continued its success in consistently growing share in the majority of the categories served, because of its ability to innovate, manufacture, and market products that are loved by consumers.

The combination of deep consumer understanding, excellent service to customers and our integrated model to provide both branded and store brand products with a range of options is a competitive advantage that is unmatched by any other provider for these categories.

Our culture leads with safety and values people and teamwork. We have developed a high-performing team that has been able to consistently innovate and win in the market. A focus on operational excellence, cost savings, and process improvements across all areas of the company contributes to the bottom line.

We are pleased to share the company's 2024 results in this report, which reflect this work with a significant increase in net income and earnings per share over 2023,

a healthy margin expansion, and a focus on additional debt reduction. I congratulate the team for their tremendous accomplishments.

I am grateful to have received a warm welcome to this board in late 2024 and, along with my fellow board members, look forward to providing guidance on the company's plans for future growth. I want to congratulate Scott Huckins on his promotion to Chief Executive Officer and Nathan Lowe to Chief Financial Officer. It is a pleasure to work with them, the RCP leadership team, and our board of directors. On behalf of our team, we thank Rich Noll, our previous Chairman, and Lance Mitchell, the company's previous CEO, for their long history of leadership and establishing a strong base on which to build additional success.

I look forward to working with this knowledgeable and established board of directors to continue to advise and guide RCP's strategy. I am confident that Reynolds Consumer Products is well-positioned to achieve our goals.

Sincerely,

*Rolf Stangl*
*Chairman*

# Chief Executive Officer's Message

—



## DEAR RCP SHAREHOLDERS,

I am very pleased to be sharing the information in this annual report in our fifth year as a publicly-traded company. I was pleased to join Reynolds Consumer Products as an already-strong company as CFO in 2023. As the newly-appointed CEO, I have had the opportunity to assess RCP's strengths and potential. I have been able to work closely with our veteran leadership team, who have aligned their combined 300-plus years of experience to the same strategy. Our passionate and capable employees have demonstrated a culture of safety, teamwork and collaboration, with a deep commitment to innovation and productivity.

Together, we make products people love.

- Reynolds and Hefty are billion-dollar national brands, and when combined with top-quality store brands, we have a broad offering to lead our large, stable categories.

- We value operational excellence. Our manufacturing footprint is cost-competitive and U.S.-centric, positioned to provide excellent service to our customers.

- Our customers are trusted major retailers across distribution channels, and we've worked to meet their needs and develop deep relationships over many years of partnership.

- We continue to innovate to fill our pipeline with new products and product improvements that resonate with consumers, including more sustainable options for each of our product lines.

- We value safety and are pleased to have earned a world-class safety record over the history of our company. In 2024, we achieved a company-best total recordable incident rate of 0.69. Safety is a core principle in our culture and we will continue to develop new processes and engage our employees in a manner that focuses on keeping people safe.

- Our 2024 earnings reflect our strong competitive position, strong cash flows, a deleveraged balance sheet, and the opportunity to invest in a range of programs to improve growth, increase productivity, and produce more stable earnings growth.

I have witnessed that our teams are already working together exceedingly well. Instead of starting from scratch, we will leverage the culture to focus on growth, productivity, and executing attractive investments in our business. I'm exceptionally proud of our team and the things we have already accomplished. I'm confident we are ready for more wins that will make our company even stronger.

We are pleased to share a representation of our products and programs throughout this report and will continue to update investors on our programs through our quarterly earnings releases.

I want to thank our employees for an excellent year in 2024. On behalf of the RCP team, we thank our shareholders, our retail partners, and our consumers for your continued partnership and trust.

Sincerely,

Scott Huckins
*Chief Executive Officer*

## 2024
# Financial Performance

### 42%
**WASTE & STORAGE PRODUCTS**

#### $959M
**Hefty Waste & Storage**
Branded and store brand trash and food storage bags



#### $596M
**Presto Products**
Store brand food storage bags, trash bags, reusable storage containers, plastic wrap, and specialty business including Fresh-Lock® resealable closure systems.



### 33%
**COOKING PRODUCTS**

#### $1,247M
**Reynolds Cooking & Baking**
Branded and store brand aluminum foil, disposable aluminum pans, parchment paper, freezer paper, wax paper, butcher paper, plastic wrap, baking cups, oven bags and slow cooker liners



**NET REVENUES BY SEGMENT**
*In millions*

### 25%
**TABLEWARE**

#### $918M
**Hefty Tableware**
Branded and store brand disposable and compostable plates, bowls, platters, containers, cups and cutlery.



---

**ADJUSTED EBITDA**



| | Reynolds Cooking & Baking | Hefty Waste & Storage | Hefty Tableware | Presto Products |
|---|---|---|---|---|
| | **$222M** | **$272M** | **$147M** | **$130M** |
| Adjusted EBITDA Margin | 18% | 28% | 16% | 22% |



**TOTAL NET REVENUES**
*In millions*
- $3,817 (2022)
- $3,756 (2023)
- $3,695 (2024)
- **−2%** YoY Change (2024 v. 2023)

**NET INCOME**
*In millions*
- $258 (2022)
- $298 (2023)
- $352 (2024)
- **+18%** YoY Change (2024 v. 2023)

**ADJUSTED NET INCOME***
*In millions*
- $269 (2022)
- $298 (2023)
- $352 (2024)
- **+18%** YoY Change (2024 v. 2023)



**EARNINGS PER SHARE**
*(diluted)*
- $1.23 (2022)
- $1.42 (2023)
- $1.67 (2024)
- **+18%** YoY Change (2024 v. 2023)

**ADJUSTED DILUTED EARNINGS PER SHARE***
- $1.28 (2022)
- $1.42 (2023)
- $1.67 (2024)
- **+18%** YoY Change (2024 v. 2023)

**ADJUSTED EBITDA***
*In millions*
- $546 (2022)
- $636 (2023)
- $678 (2024)
- **+7%** YoY Change (2024 v. 2023)

*Adjusted Net Income, Adjusted Diluted Earnings Per Share, and Adjusted EBITDA are non-GAAP financial measures. For a discussion of our use of these non-GAAP financial measures, and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, see pages 32–33 of the Form 10-K for our fiscal year ended December 31, 2024, included in this annual report.



Our goal is to be the leading supplier of products used for cooking, serving, cleanup, and storage in North America.

# PRODUCTS PEOPLE LOVE
## WE LISTEN, LEARN, AND EVOLVE TO INNOVATE

*How do we find ways to innovate? We analyze consumer trends and ask consumers what's most meaningful to them. We talk with our customers about what products and price points are in demand. Whether it's developing an entirely new product for today's cooking trends or discovering ways to make a product more appealing… we are passionate about discovering areas for growth.*

# Innovations Drive Growth

REYNOLDS CONSUMER PRODUCTS IS COMMITTED TO DRIVING GROWTH THROUGH NEW PRODUCTS AND FEATURES, INCLUDING SUSTAINABLE PRODUCT OPTIONS.

EVERY YEAR SINCE 2018… AND AGAIN IN 2024… WE HAVE ACHIEVED OUR TARGET OF GREATER THAN 20% OF REVENUE FROM PRODUCTS LESS THAN 3 YEARS OLD.

HERE ARE JUST SOME OF THE PRODUCTS PEOPLE LOVED IN 2024:


Reynolds Wrap
HEAVY DUTY
FOIL SHEETS
Ideal For The Grill
PRE-CUT POP-UP SHEETS
30 FOIL SHEETS

## SIMPLIFYING GRILLING PREP WITH NEW HEAVY DUTY FOIL SHEETS

Reynolds Wrap® Heavy Duty foil sheets simplify food prep, cooking, and storage with quick and easy dispensing. Consumer response to our regular-weight foil sheets was so successful, we extended into the more robust heavy duty version in 2024, which works great on the grill!

Research has shown that Heavy Duty foil is great for making grilling packets, easily customizing them, and simplifying cleanup making your outdoor cooking experience more enjoyable!



## OUR TRASH BAGS ARE FLEXING WITH SUSTAINABILITY

Consumers value sustainable products with the ease-of-use, strength, and reliability of our everyday products.

That's why the Hefty team established a partnership with Plastic Bank®, an organization dedicated to helping prevent coastal plastic pollution, while empowering coastal communities by providing economic opportunities in exchange for collected plastic. Hefty® Ultra Strong™ is made with 35% Recovered Materials which includes 10% Coastal Plastic collected in partnership with Plastic Bank®. The bags also contain 25% reclaimed plastic as scrap material from our production process. The Hefty team knows every little step matters and will continue to bring sustainable options to the waste bag category.


Hefty
ULTRA STRONG
35% RECOVERED MATERIALS
Seaside Breeze

*John Cena, professional wrestler and actor, once again teamed up with the Hefty® brand to launch the "Strength that's anything but ordinary" integrated marketing campaign for trash bags. 2024 is his eighth year as the Hefty® brand spokesperson.*


Reynolds
KITCHENS
4 Grill Pans
HEAVY DUTY
Food Won't Fall Through Grates

## GRILL PANS MAKE IT EVEN EASIER!

Made of heavy duty aluminum, Reynolds Kitchens® slotted aluminum grill pans make it simple to cook small items on the grill without the risk of food falling through the grates.

The slotted pans allow the heat from the grill to caramelize flavorful grill marks on foods from asparagus to zucchini! Consumers love them for a "no skewers, no cleanup" life to spend less time prepping and cleaning and more time enjoying great food with friends and family.


NEW
Hefty
ECOSAVE
COMPOSTABLE SNACK & DIP TRAYS


NEW
Hefty
ECOSAVE
COMPOSTABLE TRAYS
HEAVY DUTY
MICROWAVE SAFE
MADE WITHOUT ADDED PFAS





## HEFTY® BRAND PARTY CUPS WITH POST-CONSUMER RECYCLED MATERIALS!

The Hefty Tableware team is excited to offer more sustainable party cup options. Consumers are eager for convenient tableware options that are more sustainable and perform as well as tableware made from virgin source materials. Proudly manufactured in the USA, they use less virgin plastic, making them a more eco-friendly choice and promoting recycling efforts through end-market use.

In limited distribution in 2024, our Hefty® Party On!® "classic red" party cups are made with 20% post-consumer recycled (PCR) material, offering the same great quality and toughness as regular Hefty® party cups. Also new to the lineup are Hefty Ecosave™ compostable party cups, shown on page 20.

The Hefty® Party Perfect™ clear cups are made with 30% post-consumer recycled PET (rPET) material and are fully-recyclable (check locally). These cups offer a premium look and enhance any drink, snack, or dessert.


Hefty
20%
#1 PARTY CUP IN AMERICA
PARTY ON!


Hefty
30%
Party Perfect


NEW
Hefty
ECOSAVE
COMPOSTABLE EXTRA DEEP BOWLS

## HEFTY ECOSAVE™ TABLEWARE EXPANDS WITH NEW VERSATILE SHAPES & SIZES

In 2024, the Hefty® Tableware business unit launched three new Hefty ECOSAVE™ SKUs: the Snack & Dip Tray, the Charola Tray, and Extra Deep Bowl.

Nearly 90% of participants indicated strong purchase intent during in-home usage test results for both the Snack & Dip Tray and Extra Deep Bowls for ease of use for a wide range of everyday meals and snacking. The Charola Tray also received favorable consumer feedback due to its size and versatility. These new items join the high quality Hefty ECOSAVE™ tableware portfolio that delivers the strength and durability the Hefty® brand is known for. Consumers also appreciate that the heavy-duty tableware is microwave-safe, made without added PFAS[1], and BPI-certified compostable[2].

[1] PFAS or per-and polyfluoroalkyl substances are a group of chemicals used to make fluoropolymer coatings and products that resist heat, oil, stains, grease, and water. Source: CDC.gov.

[2] Commercially compostable only. Facilities may not exist in your area. Not suitable for home composting.







Hefty
ULTRA STRONG
Fabuloso
6 IN 1 PROTECTION
30G Multipurpose
CONTINUOUS ODOR CONTROL
LEMON
SCENT

## HEFTY® TRASH BAGS EXTEND GROWTH WITH NEW FABULOSO® SCENT

Consumers love the joyful scents of Fabuloso®[1]!

In 2024, we added a new refreshing scent to the Ultra Strong™ trash bags lineup—Citrus & Fruits—joining the popular Lavender and Lemon scents. Hefty® Ultra Strong™ trash bags with Fabuloso® scents achieved another strong year of growth in 2024 with over $209 million in retail sales[2], a 23% increase in dollar sales versus the prior year. The Hefty® brand continues to find growth areas that resonate with consumers and drive purchases, while maintaining dependable strength and quality.

[1]*Fabuloso® and associated designs are trademarks of Colgate-Palmolive Company and are used under license.*

[2]*Hefty® waste bags, TTL Hefty Fabuloso SKUs, Circana, MULO+, 52 weeks ending 12/29/24.*

## CONSUMERS LOVE RECYCLED REYNOLDS WRAP® FOIL!

We've heard from consumers that they value sustainable products—and we know that aluminum is "infinitely recyclable."

To raise awareness of the availability of our Reynolds Wrap® 100% recycled foil and to set it apart, we updated the box to improve the connection to environmental interests, including a new carton board that complies with the highest market standards and new graphics, including FSC certification.



EASY OPEN BOX
FOIL MADE IN USA
Reynolds Wrap
EASY PREP. EASY COOK. EASY CLEAN.
SAME GREAT STRENGTH
RECYCLED
100% Recycled Aluminum

DOUBLE ZIPPER
Hefty
PRESS TO CLOSE BAGS
STORAGE
QUART
FREEZER
GALLON
SANDWICH
EXTRA LARGE
STAND & FILL
EXPAND & FILL
EXPANDABLE BOTTOM

## HEFTY® PRESS TO CLOSE FOOD STORAGE PORTFOLIO EXPANSION



The expansion of the Hefty® Food Storage portfolio with press to close bags continued to drive growth for the Hefty® brand in 2024.

An omni-channel campaign drove consumers to the shelf to try Hefty® XL Sandwich bags, which hold 40% more than regular sized sandwich bags at a great price! Hefty® Press to Close bags feature double zippers for a secure seal and expandable bottoms for easy filling. In 2025, the Hefty® brand plans to grow this product line and expand distribution to more retailers.

## TRANSFORMING OUR BUSINESS
# Our "BOUNDLESS" Journey Continues

TO HELP FUEL GROWTH AND CULTIVATE COST EFFICIENCIES, OUR BUSINESS TRANSFORMATION PROGRAM, KNOWN AS "REYVOLUTION," CHAMPIONS, RESOURCES AND TRACKS INITIATIVES AT THE PROJECT LEVEL.

## THE PROGRAM IDENTIFIES, PRIORITIZES, AND RESOURCES HIGH-VALUE INITIATIVES

*Reyvolution strengthens our topline through disruptive growth and innovation, and supports margin expansion via improvements to our cost structure through investment in multiple high-value initiatives. Our Boundless Center of Operational Excellence is a great example of just one of our initiatives tracked under the program. Key focus areas include how we hire/develop/retain hourly employees, automation, intelligent factory, procurement, productivity, and more.*

*We not only look at what we do now, but what we want to achieve in the future, and how to do it in the best way. We actively engage employees to make continuous improvements that contribute to profitable growth.*

*Several 2024 highlights from this program include:*

### DIGITAL JOURNEY:

*We use technology to improve our processes and leverage data to make informed decisions. In 2024, we implemented new digital capabilities across many functions while extending our cybersecurity resiliency program that includes both technical defenses and regular employee training. We further developed the maturity of our business continuity program and risk management processes. Our digital workforce team implemented digital assistants to automate key processes and to evaluate and expand use of artificial intelligence.*

### INTELLIGENT FACTORY/INDUSTRIAL INTERNET OF THINGS:

*This comprehensive program continues to grow—with objectives including extending automation, enabling greater visibility and actionality of data, and expanding operational improvements.*

### BOUNDLESS CENTER OF OPERATIONAL EXCELLENCE:

*"Boundless" is the company's manufacturing performance management system that leverages our people, processes, technology, and safety best practices. Driven by our RCP Center of Operational Excellence, in 2024, the program continued to expand and directly engage our on-site teams to own and deliver systematic operational improvements.*









ENVIRONMENTAL, SOCIAL, AND GOVERNANCE (ESG)
# 2024 ESG Approach, Metrics, and Scorecard

## OUR APPROACH

Environmental and social issues affect not only the communities in which we operate, but also the long-term sustainability of our business. We are committed to adhering to all laws and regulations while continuously reviewing the viability of our practices, investments, and products. In 2024, RCP continued to make progress on the ESG framework we created in 2021. Our ESG framework is intended to drive our long-term growth, and deliver value to our shareholders, customers, employees, and other stakeholders.

### ESG SCORECARD PROGRESS

| | TARGET | METRICS | 2024 PERFORMANCE | OBJECTIVE | TIMING |
|---|---|---|---|---|---|
| **PRODUCTS** | **SUSTAINABLE PRODUCT OFFERINGS**<br>*Offer sustainable options in each product line across our portfolio by end of 2025.* | *% of U.S. product lines[1] with at least one sustainable product offering[2]* | 91% | 100% | 2025 |
| | **SUSTAINABLE PACKAGING**<br>*Use recyclable or reusable packaging for all of our branded products and make available for private-label products by end of 2025.* | *% of U.S. consumer branded products[3] that have recyclable or reusable packaging[4]* | 99% | 100% | 2025 |
| | **PRODUCT CIRCULARITY**<br>*Increase the use of recycled aluminum, recycled plastic and renewable plastic 200% by end of 2030 from our stated baseline[5].* | *% change in recycled aluminum use, recycled and renewable plastic material purchases* | 66% increase | 200% increase | 2030 |
| **PEOPLE** | **SAFETY**<br>*Strive for zero incidents.* | *Total Recordable Rate* | 0.69 | 0 | |
| | **PAY EQUITY**<br>*Continue our commitment to maintaining pay equity.* | *Pay Equity* | Achieved | 100%[6] | |
| **ENVIRONMENT** | **GREENHOUSE GAS EMISSIONS**<br>*Reduce emissions 25% by 2030 from 2021 baseline.* | *% change Scope 1 and 2 GHG emissions* | 5.9% reduction | 25% reduction | 2030 |
| | **PLASTICS RECOVERY AND REUSE**<br>*Divert hard-to-recycle plastics from landfills by expanding availability of the Hefty ReNew™ program.[7]* | *Amount of hard-to-recycle plastics diverted from landfills through the Hefty ReNew™ program* | 6.0M lbs[7] | 40M lbs | 2030 |
| | | *Number of U.S. households with access to both curbside recycling and the Hefty ReNew™ program and % of households participating in those markets* | 2.3M HHs[8,9]<br>2% HHs[8,9] | 27M HHs<br>10% HHs | |
| | **WASTE TO LANDFILL**<br>*Achieve waste diversion from landfill certification for manufacturing facilities by end of 2025.* | | Certification in progress | Waste diversion certification | 2025 |

[1] International & Canada product lines not included.
[2] A sustainable product is a product that is recyclable, reusable, compostable, made with recycled content or made with raw materials derived from renewable resources.
[3] International, Canada & B2B products not included.
[4] Primary and secondary packaging.

[5] Recycled and renewable plastic usage based on 2021 material purchases. Recycled aluminum usage based on 2024 production forecast due to unusual business conditions in 2021.
[6] Pay Equity will be updated July 2025; data reflects plus or minus 3%.
[7] The Hefty ReNew™ program was known as Hefty® Energybag® prior to 2023.
[8] From program inception (late 2016) to year end 2024.
[9] Based on estimated U.S. households with access to curbside recycling, using public resources such as the U.S. Census Bureau, The Recycling Partnership and the Sustainable Packaging Coalition organizations.













Reynolds

| | |
|---|---|
| TRANSPARENCY | *We commit to transparent communication about our governance, operations, and products. We will disclose material metrics and progress against goals annually. Our intention is to continuously evaluate and adapt our framework and initiatives as needed.* |
| STAKEHOLDER ENGAGEMENT | *We are committed to adhere to all laws and regulations and will continue to engage with stakeholders as we work to implement our ESG framework. We seek their input through direct communication, investor conferences, shareholder meetings, trade association partnerships, community partnerships, customer engagement, and employee feedback. In addition, we will continue to engage with industry peers and experts. As a result, our strategy will continue to evolve over time.* |
| LEADERSHIP AND RESOURCING | *Our efforts are led by Rachel Bishop, President, Hefty Tableware Business Unit, and our director of sustainability, combined with a senior manager and cross-functional steering committee. Together, they help formally embed our ESG framework and goals at all levels of the organization in alignment with the company's strategic goals. The team draws on additional internal and external experts to apply standards, align definitions, gather and analyze data, and stay informed on trends and changes in the industry. In addition, the team has assembled specialized working groups to drive progress toward achieving our targets.* |

## PRODUCTS

CREATE PRODUCTS PEOPLE LOVE

SUSTAINABLE PRODUCTS
*Offer sustainable options across our portfolio*

SUSTAINABLE PACKAGING
*Utilize recyclable packaging for our branded products*

PRODUCT CIRCULARITY
*Increase use of recycled resin and aluminum for product production*

## PEOPLE

HELP COMMUNITIES THRIVE

SAFETY
*Strive for zero incidents*

PAY EQUITY
*Continue our commitment to maintaining pay equity*

COMMUNITY COLLABORATION
*Create enthusiasm for consumer recycling and composting*

## ENVIRONMENT

USE RESOURCES RESPONSIBLY

GREENHOUSE GAS EMISSIONS
*Reduce emissions by 25% by 2030*

PLASTICS RECOVERY
*Expand availability of the Hefty ReNew™ program*

WASTE TO LANDFILL
*Achieve zero waste to landfill for manufacturing*









# New Innovations in Sustainable Products

*We're listening to consumers who want to choose products with excellent performance, an attractive price, and that are also better for the environment.*

**NEW SUSTAINABLE PRODUCT OPTIONS AND CAPABILITIES**

In 2024, we continued to add new sustainable product options and increase the number of products that are either recyclable, compostable, or are made with recycled or plant-based materials to our product categories. This includes additional research into developing more types of sustainable tableware, including Hefty ECOSAVE™ Compostable Party Cups, our first-ever compostable red party cups, made to perform as well as their namesake.

In 2024, we extended our Hefty ECOSAVE™ line with new options. We've also expanded the availability of waste bags and food bags with post-consumer recycled materials.

Our Albany, Oregon, manufacturing location, also known as Atacama Manufacturing Inc., which was acquired in 2023, serves as both a production facility and an in-house innovation center for sustainable materials and product development capabilities. This center of expertise allows us to investigate and test production scalability of new products made with recycled, renewable, or plant-based materials.

With PFAS being an increasing concern for the environment, we champion product safety and compliance. In 2024, all RCP products intended for use with food, including food storage bags and tableware products, are formulated without PFAS.

The company partners with many trade and industry organizations for their expertise, including the Aluminum Association, Biodegradable Products Institute, Plastics Industry Association, and the Sustainable Packaging Coalition.

RCP continues to provide materials to The New Norm (TNN), an innovative start-up with novel technology to recycle materials into yarn and knit fabric into specialty garments. To date, TNN has recycled material equivalent to 10,000 Hefty® party cups and demonstrated their technology at both lab and pilot scale. To date, TNN has successfully recycled party cups, extruded yarn, knitted fabric, and launched a capsule of 3D knit garments that sold out through their website, with plans to scale up in the future.

## INNOVATIVE PLASTICS RECOVERY PROGRAM FOR CONSUMERS

# The Hefty ReNew™ Program







**Here's how the program works:**

**1 FILL UP** WITH **HARD-TO-RECYCLE PLASTICS**
Fill the Hefty® orange bag with acceptable hard-to-recycle plastics.

**2 DROP IN** WITH **REGULAR RECYCLING**
Tie up the full orange bag and place it in your curbside recycling cart or at an approved drop-off location, along with normal recyclables.

**3 RENEW** INTO **RESOURCES LIKE PARK BENCHES**
The orange bags are sorted at your local recycling center and acceptable contents are sent to a facility to be converted into resources like park benches, lumber, and drainage materials.*

*Particular resources may vary by geography.

## THE HEFTY RENEW™ PROGRAM, A COMPLEMENT TO CURRENT RECYCLING EFFORTS, COLLECTS HARD TO RECYCLE PLASTICS AND DIVERTS THEM AWAY FROM LANDFILLS.

The program is easy and convenient. In participating communities, residents purchase the Hefty ReNew™ orange bags at their local retailer or online to collect their hard to recycle plastics. Once the orange bag is full, residents simply place the bag directly in their existing recycling bin or at their local recycling drop-off location. The material recovery facility then collects the bags and separates them from other recyclables. From there, the Hefty ReNew™ team transfers the materials to partners that have the capabilities to convert them into new and useful products like park benches and lumber.

In 2024, we expanded this program to new markets that included multiple regions in Ohio, portions of Lake County, Illinois, and Tucson, Arizona. The program continues to operate in participating communities in Georgia, Idaho, Nebraska and Tennessee and, with the 2024 additions, is now available to 2.3 million households with curbside recycling. Since the program's inception in 2016[1], the program has diverted over 3,000 tons of hard-to-recycle plastics from landfills. For other updates on the program, visit HeftyRenew.com.

[1]*The Hefty ReNew™ program was known as Hefty® Energybag® prior to 2023.*









# People

### "SIMPLIFY DAILY LIFE" EXTENDS TO HOW WE WORK TOGETHER.

WE ARE COMMITTED TO PUTTING SAFETY FIRST, ALWAYS.
WE TREAT PEOPLE WITH RESPECT AND OPERATE ETHICALLY.
WE ARE PASSIONATE ABOUT COLLABORATION, TEAMWORK,
AND ACHIEVING OUR GOALS.

## EMPLOYEE HEALTH AND SAFETY
# Safety: Our Top Priority

OUR GOAL IS ZERO INJURIES BECAUSE IT MEANS THAT EVERY TEAM MEMBER WHO COMES TO WORK WILL BE ABLE TO RETURN HOME AS HEALTHY AND WHOLE AS WHEN THEY ARRIVED.
WE BELIEVE THAT ZERO INJURIES IS ATTAINABLE.

In 2024, we had zero fatalities and achieved another best-in-class incident rate, adding to our already impressive year-over-year safety performance with an outstanding total recordable incident rate of 0.69 that is an improvement from prior year and far exceeds the benchmark of 1.0. In addition, four plants and 11 warehouses completed 2024 with zero recordable incidents. For the company overall, we reduced recordable injuries by 12% and worked to reduce 75% of our top-identified risks.

To accomplish this, we have robust safety policies and programs and work to raise awareness among all employees. Safety is an integral part of our innovation processes—we "build in" safety to each and every one of our processes, choosing our equipment with careful attention to how to best protect people.

Our overall safety practices are governed by our company-wide safety policy, supplemented by additional local policies specific to the processes and equipment unique to each site. All employees, contractors, and visitors are required to report all incidents in a timely manner to ensure appropriate care is received and that the incident is investigated thoroughly to identify root cause(s) and ensure effective corrective and preventative measures are implemented.

We record safety activities and events and track training and compliance requirements through a centralized safety management system. We evaluate and track performance using corporate and site-specific scorecards composed of leading and lagging indicators. Results are reviewed as an organization each month and communicated at all levels. All employees and contractors participate in safety training before beginning work in our facilities. We also communicate environmental, health, and safety policies and protocols during monthly safety awareness training with employees throughout the year.







**TO PROTECT EMPLOYEE HEALTH AND EXPOSURE TO POTENTIAL HARMFUL EFFECTS IN THE WORKPLACE, WE ALSO EMPLOY ACTIVE POLICIES IN THESE AREAS:**

*We assess what Personal Protective Equipment (PPE) is required in each work area to prevent injuries, designed for both immediate or longer-term prevention. PPE requirements with the appropriate level of protection are assessed at each facility and according to job-specific hazards; including safety shoes, safety glasses, hard hats, hearing protection, and different types of gloves. We restrict loose clothing and non-standard tools that could lead to injuries.*

*We actively enforce hearing-conservation measures to prevent hearing loss. Risks are assessed and mitigated through noise surveys, noise-reduction projects, required use of hearing protection, and training.*

*Key employees in each of our facilities are trained in first aid, use of AEDs (automated external defibrillator devices), and defined roles in the event of an injury or medical emergency, including calling 911 and providing assistance until additional help can arrive.*

*We ensure that employees who may work near hazardous materials are properly trained, informed, and provided with the appropriate PPE. All materials and substances must have a Safety Data Sheet (SDS), properly labeled, inventoried, and kept in designated storage locations. We conduct industrial hygiene surveys as needed to ensure no serious exposure risk exists.*

*Employees are required to wash their hands frequently and maintain clean work areas to protect not only the safety and hygiene of our products, but for their own health and well-being. We encourage people to practice respiratory etiquette, stay home if they are not feeling well, and consult with their healthcare provider on any health concerns, including vaccination.*

## EVERY EMPLOYEE HAS THE AUTHORITY AND IS ENCOURAGED TO STOP ANY ACTIVITY THAT PRESENTS A SAFETY RISK

*We recognize safe behavior with positive reinforcement and reward employees for participating in proactive safety initiatives that increase awareness, mitigate hazards, and reduce risk.*

*Throughout 2024, we expanded employee-led safety committees through our Boundless operational excellence program to engage employees in identifying top safety risks, mitigating them, and reinforcing positive behaviors to extend our safety-first culture.*

### OUR INITIATIVES FOCUS ON TOP AREAS OF RISK, INCLUDING PREVENTING SLIPS, TRIPS, AND FALLS, AND ERGONOMIC-RELATED INJURIES AND ILLNESSES.

Not only do we conduct general awareness training on a regular basis for compliance and prevention, but we also provide focused training as needed in response to increased risk, such as busier production cycles, and according to weather conditions, such as preventing heat-related illness during the summer and avoiding slip and fall incidents during the winter.

One of the top reasons for injuries and illness are ergonomic hazards that lead to musculoskeletal disorders (MSD)—typically joint, tendon, and ligament pain. Due to the manual activity of many job tasks, MSDs can develop from repetitive and strenuous motions and exertions. To reduce the risk of ergonomic injuries, we have expanded the review and assessment of repetitive and strenuous movements and exposures in our processes. We then mitigate ergonomic hazards with automation, lift-assist devices, work acclimation, job rotation, stretching programs, training on proper lifting techniques, and early reporting.

Additionally, we promote and encourage health benefits offered by the company for work-related and non-work-related health conditions. We offer a no-cost virtual physical therapy program open to all employees, designed to prevent musculoskeletal issues, promote flexibility, and reduce stiffness or discomfort from physical activity.

## ANNUAL SAFETY AWARDS

*One way we recognize our teams' commitment to safety is through our annual safety awards, which include:*

| EXECUTIVE SAFETY COUNCIL AWARD | RISK REDUCTION AWARD | EHS EXCELLENCE AWARD | EXCELLENCE IN SAFETY—WAREHOUSE AWARD |
|---|---|---|---|
| *Awarded to the team that embodies RCP's vision for health and safety excellence through its commitment to a safety-first culture.* | *Awarded to the site that has demonstrated the biggest gains in reducing safety risks.* | *Awarded to sites that achieve zero, or a 20% or more reduction in injuries, maintained above goal for all leading indicators, and that have not received non-compliance citations from an EHS government regulatory agency. In 2024, this included nine of our 18 plant sites.* | *Awarded to our warehouse teams who have shown outstanding commitment to safety excellence. In 2024, this included 11 of our 13 warehouses.* |

*We believe that safety is not built on a series of one-time events but is built into our values and is a part of our culture.*

*We continued to invest in safety in 2024 with a focus on strengthening roles, expectations, and accountabilities and developing an associate-led safety approach; mitigating ergonomic and slips, trips, and fall hazards; reinforcing safe behaviors; and a continued focus on proactive hazard identification and injury/illness risk mitigation.*











# People and Teams Drive our Business

**WE FOCUS ON BUILDING STRONG TEAMS AND PROCESSES** THAT ALIGN TO SUPPORT OUR BUSINESS STRATEGY.

WE VALUE OUR TALENTED WORK FORCE THAT IS PASSIONATE ABOUT COLLABORATION, TEAMWORK, AND ACHIEVING OUR GOALS.

"Creating products people love" is the backbone of everything we do. We leverage innovation and deep insights to serve both customers and consumers with the right products at the right prices. We are incredibly proud that our products are found in 95% of U.S. households. We don't just make our products; we also use them in our own homes to make family life a little easier.

We launched "explore for more" as part of our vision to actively investigate more opportunities. We partnered with our customers to launch new products designed to find growth opportunities in our categories.

Our commercialization expertise continues to expand with each new product launched. In 2024, we analyzed our innovation processes and added additional structure to drive best practices and alignment cross-functionally... including the innovation, consumer research, operations, and marketing teams across our four business units.









# 2024 PEOPLE AND CULTURE HIGHLIGHTS

*Our culture has always centered on treating people with respect and operating ethically. We promote collaboration in support of common goals through our "Together, we make great things happen" tagline.*

Our employees are proud to share what matters most... family, education, teamwork, community service, accomplishments, and more.

We believe "simplify daily life" also extends to the ways we work together. Feedback is important to our culture—we intend for our strategies, programs, and initiatives to evolve to focus on the ones that are most effective and meaningful to our employees.

We ask for feedback through an employee ambassador program and our Boundless Center of Operational Excellence, and in many other ways. These discussions center on ways to help make our workplace safer, more supportive, and more productive. Employees tell us that our supportive culture and core values contribute to increased teamwork, engagement, and retention.

Developing our culture is a shared responsibility by our leadership team and all our business units and functions, including Finance, EHS, Human Resources, Information Technology, Legal, Marketing, Sales, Operations, and our plant teams.


TOGETHER, WE MAKE GREAT THINGS HAPPEN









NICE (ish)
NICE (ish)

# Recruiting and Retention

## WE VALUE OUR PEOPLE: AN ENGAGED, STABLE WORKFORCE IS ESSENTIAL TO OUR SUCCESS.

The Talent Acquisition team's mission is to attract, select, and retain top-quality talent to support RCP's strategic goals.

We strive to attract and retain a talented workforce that embraces our core values of safety, teamwork, and development. In 2024, RCP filled more than 2,184 hourly positions and 213 salaried roles at our corporate offices and manufacturing facilities. For salaried roles, we filled 67 successor roles internally with candidates nominated during the annual talent review and succession planning process.

From a talent management standpoint, we continue to refine our processes and leverage our technology resources. In 2024, we expanded our HR data analytics capabilities to proactively address recruiting needs. We updated and modernized our applicant tracking system to offer a streamlined, modern application process for candidates, including text messaging and translation support. It also streamlines internal processes, including workflow, to speed up scheduling, interviewing, and communications.

RCP invests in the growth and development of its employees through our Learning Management System (LMS), which serves as a common technology platform to deliver and track critical on-demand employee training. The LMS is a cornerstone of our "Drive Your Career" platform, which hosts development tools, including resources for manager/employee feedback sessions, employee talent development profiles and individual development plans, online training courses, and information on how to participate in our mentorship and tuition reimbursement programs.

In our manufacturing locations, we expanded our Leadership Development Training for supervisors, team leaders, and trainers, by providing over 5,300 hours of training. The sessions are proven to enhance new and experienced floor leaders' relationships with their teams leading to increased productivity. We advanced the new hire onboarding experience and job level progression process by training employees to standard work using new technology. The change includes language translation in several of our facilities.

In 2024, we expanded our Early Careers program and our two-year rotational programs to develop technical, professional, and leadership skills of new employees in finance & accounting, engineering, operations, and supply chain roles.

Our mentorship program is open to all salaried employees. Those who serve as mentors strengthen their leadership and coaching skills. Those who seek mentorship have the opportunity for individual coaching to build their competencies for personal and professional success.

"Making Great Things Happen" is a powerful tool that provides employees a recognition portal to exchange impactful feedback, recognize accomplishments, and provide encouragement to colleagues. Employees can request feedback and digitally present recognition and badges to colleagues who have helped or inspired them.

## COMPENSATION, BENEFITS, AND WELLNESS PROGRAM

RCPHealthyLife Wellness Program



In 2024, we began publishing the functional pay range for new job postings and provided comprehensive employee education on our compensation model based on pay transparency and pay equity. We recruit candidates who meet the qualifications for the role and continuously review validated, external market compensation data from multiple sources to ensure our pay rates are competitive and adjust as needed. We are committed to pay equity, which we achieved again in 2024.

Our comprehensive benefits package for U.S. employees is focused on supporting the health and well-being of our employees and their families. We offer a range of options including medical, dental, vision, prescription drug coverage, short- and long-term disability, 401(k) retirement plan with a company matching contribution, vacation and holiday pay, parental leave*, our employee assistance program, and life insurance.

Our wellness program for U.S. employees reinforces wellness through prevention, education, and encouraging screenings and healthy habits. Employees can earn points through various activities that support and promote physical, mental, and financial wellness, including company-provided health screenings, meeting health targets, preventative care such as annual physicals, dental cleanings, vision screenings, and vaccinations. Qualifying activities include options for educational sessions, exercise, volunteering, and more. Financial health options include attending educational sessions for 401(k) retirement and financial planning.

In 2025, we introduced new voluntary elective benefits* for supplemental critical illness and accident insurance. We also expanded no-cost access to our virtual physical therapy program to include all employees regardless of if they elect health plan coverage.







*Offered to non-bargained employees*

# Communities and Volunteerism

## OUR CONSUMERS AND OUR EMPLOYEES SHARE WHAT MATTERS IN THEIR COMMUNITIES.

### RESPONSIBLE DISPOSAL

Consumers share that recycling is important in their communities. They value more sustainable product options and have asked for straightforward information on recycling and composting for both products and for product packaging.

The vast majority of our U.S. branded products carry How2Recycle and How2Compost standardized labeling as applicable—so consumers can easily understand recycling or composting options both at the time of purchase in-store and also at the time they are using the product.

For products packaged in cartons, we value and prioritize packaging that is made from 100% recycled paperboard, which is widely recyclable.

In 2024, we applied the Recycle Check QR code to select product packages, which is a program of The Recycling Partnership to reduce consumer confusion around recycling. Individuals can easily scan the code to read local or zip-code based recycling information that is specific to the recycling practices of their community for that product.

Our Hefty.com and ReynoldsBrands.com consumer-facing websites each carry a dedicated sustainability section. On our websites, we provide clear information on sustainability claims in the product description, including when a product uses post-consumer recycled content and the recycling or composting information. We've also shared this information with our retail partners for ecommerce websites so consumers can easily find this information at the point of purchase either online or in-store.






THE HEFTY® BRAND HAS PARTNERED WITH PLASTIC BANK® TO HELP PREVENT COASTAL PLASTIC POLLUTION. AS SHOWN ON PAGE 9, HEFTY® ULTRA STRONG™ TRASH BAGS INCLUDE 10% COASTAL PLASTIC COLLECTED IN PARTNERSHIP WITH PLASTIC BANK®.



## FINDING WAYS TO REDUCE THE AMOUNT OF WASTE IN OUR OPERATIONS, INCLUDING MATERIALS AND ENERGY—IS PART OF OUR OPERATIONAL EXCELLENCE CULTURE.

### OUR SCIENCE-BASED GREENHOUSE GAS (GHG) EMISSION REDUCTION TARGETS:

- RCP commits to reduce absolute scope 1 and 2 GHG emissions 25% by 2030 from a 2021 base year.
- The company also commits to reduce absolute scope 3 GHG emissions from purchased goods and services 25% within the same timeframe.

### WE CONTINUED TO MAKE PROGRESS TOWARD ACHIEVEMENT OF OUR GOALS:

- We continuously work to increase our consumption of recycled and renewable materials in producing our products. This includes reducing or recycling scrap generated during our production processes. We offer recycling in our facilities as available in each community.
- In 2024, we joined the Flexible Film Recycling Alliance (FFRA), a new effort that aims to address the challenges associated with recycling flexible films and bags by bringing together industry stakeholders from across the supply chain.










## PARTNERSHIP WITH FEEDING AMERICA



**SERVE UP hope**
ONE MEAL AT A TIME

Reynolds® is making it easy to help in the fight against hunger. Any Reynolds product you purchase from 9/23 to 9/30/24 will help Feeding America® provide a meal* to neighbors experiencing hunger.

Reynolds /// | FEEDING AMERICA

1 box purchased = 1 meal* donated

*$1 helps provide at least 10 meals secured by Feeding America on behalf of partner food banks.

The Reynolds® brand is partnering with Feeding America® to help reduce hunger in the United States. As part of September 2024 Hunger Action Month, Reynolds participated in a cause-marketing campaign designed to engage the public to take action on the issue of hunger. During this time, Reynolds helped provide one meal* for Feeding America with every purchase made at participating national retailers. All Reynolds Wrap® foil products and Reynolds Kitchens® products, including parchment paper, slow cooker liners, foil pans, and more, were a part of the campaign to maximize support, which resulted in three million meals* donated in 2024. Since 2020, Reynolds has donated approximately 10 million meals through Feeding America. The campaign was supported with promotions both in-store and broad reach media including magazine ads, digital ads, social media ads, and our website with links leading to purchase.

To enhance our individual participation in Hunger Action Month, employees were also encouraged to volunteer at their local food bank or to consider making a donation.

*$1 helps to provide at least ten meals secured by Feeding America® on behalf of local member food banks.

## SUPPORTING DISASTER RELIEF EFFORTS AND EMPLOYEE VOLUNTEERISM

RCP employees are encouraged to volunteer or donate to the charities and causes they are passionate about. Great examples of how our employees contribute to our communities include both collections and volunteering for food drives/food kitchens, blood donation, backpack/supply donations for back-to-school, hat/sock/glove drives, holiday gift programs, to assisting directly for hurricane relief.

In addition to employees directly providing hurricane relief in North Carolina, RCP supported donations of both tableware and trash bags to local support organizations to assist in relief efforts.

In 2024, our Malvern, Arkansas, facility and employees joined a local partnership to fund and install a swing set designed for wheelchair users at a local elementary school serving numerous children with disabilities.

In 2024, RCP contributed over 1.4 million packages of hinged lid containers and plates to Feeding America for direct use in food kitchens in 45 states.

In a long-standing partnership, RCP donated Hefty® bags to the American Red Cross for disaster relief, equipping their rapid response teams positioned in various regions in the U.S. that support weather-related disasters.

## COMPLIANCE AND BUSINESS ETHICS

At RCP, it is important not only what we do, but how we do it. Key to our values is a strong culture of compliance and ethical behavior.

In addition to our commitment to adhere to all state and federal laws, rules, and regulations, we expect all officers, directors, and employees of RCP to adhere to our Code of Business Conduct. Topics include, but are not limited to, harassment and discrimination, conflicts of interest, anti-bribery, and antitrust. Failure to comply with the code and other applicable policies and procedures is subject to corrective action, up to and including separation of employment. Employees are trained annually on our code, with salaried employees certifying that they have read and agree to adhere to our code. We expect our customers, vendors, contractors, suppliers, and other partners to adhere to our code of conduct and also to report any suspected violations of our company ethics. RCP is committed to investigating all potential violations of the code fairly and reasonably. The company maintains a strict non-retaliation policy.

We provide regular communications on how to anonymously report any violation to employees. The information on our code is available on the company website, intranet, and posted in all facilities. Our ethics hotline for reporting is available 24 hours a day, seven days a week, by phone and internet and is staffed by an independent third-party provider.

# CORPORATE GOVERNANCE

At RCP, we believe that strong governance practices are essential to providing long-term value for our shareholders, customers, team members, and communities. Our Board of Directors has adopted corporate governance guidelines that serve as a framework for the governance of the company.

On September 23, 2024, Rolf Stangl was elected as Director and Chairman of the Board of Directors, following the resignation of Richard Noll as Director and Chairman of the Board on September 18, 2024. On October 30, 2024, Lance Mitchell notified the Board of Directors that he planned to step down as President and Chief Executive Officer and as a member of the Board of Directors, both effective as of January 1, 2025. Mr. Mitchell will remain with RCP as an advisor until his retirement on July 31, 2025.

Effective January 1, 2025, Scott Huckins was appointed as President and Chief Executive Officer and elected as a member of the Board of Directors and Nathan Lowe was appointed Chief Financial Officer.

As of March 1, 2025, our Board of Directors consists of eight directors, four of whom are independent based on Nasdaq rules for director independence. The Board is led by an independent non-executive chair. You can find more detailed information about our current Board and Committee Charters on our website, ReynoldsConsumerProducts.com/Investors.

## BOARD OF DIRECTORS


**Rolf Stangl**
*Director and Chairman of the Board of Directors*


**Greg Cole**
*Director*


**Helen Golding**
*Director*

**Marla Gottschalk**
*Director*


**Scott Huckins**
*Director*


**Allen Hugli**
*Director*


**Christine Montenegro McGrath**
*Director*

**Ann Ziegler**
*Director*

The Board has two committees:
1. Audit Committee
2. Compensation, Nominating, and Corporate Governance Committee

## LEADERSHIP TEAM, INVESTOR RELATIONS, AND CORPORATE SECRETARY


**Scott Huckins**
*President and Chief Executive Officer as of January 1, 2025*


**Rachel Bishop**
*President, Hefty Tableware Business Unit*


**Judith Buckner**
*President, Reynolds Cooking & Baking Business Unit*

**Christopher Corey**
*President, Presto Products Business Unit*

**Stephen Estes**
*Chief Administrative Officer*


**Rita Fisher**
*Chief Information Officer and Executive Vice President, Supply Chain*


**Nathan Lowe**
*Chief Financial Officer as of January 1, 2025*


**Valerie Miller**
*Executive Vice President, Human Resources*


**Stephan Pace**
*President, Sales Evolution Team*

**Lisa Smith**
*President, Hefty Waste & Storage Business Unit*


**Mark Swartzberg**
*Vice President, Investor Relations*


**David Watson**
*Legal Counsel and Corporate Secretary*

**Lance Mitchell**
*Executive Advisor as of January 1, 2025*

---

## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2024**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from _____ to _____**

**Commission File Number: 001-39205**

# REYNOLDS CONSUMER PRODUCTS INC.

**(Exact name of Registrant as specified in its charter)**

| | |
|---|---|
| **Delaware** | **45-3464426** |
| **(State or Other Jurisdiction of Incorporation or Organization)** | **(I.R.S. Employer Identification Number)** |

**1900 W. Field Court**
**Lake Forest, Illinois 60045**
**Telephone: (800) 879-5067**
**(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)**
**Securities registered pursuant to section 12(b) of the Act:**

| Title of each class | Trading Symbol | Name of each exchange on which registered |
|---|---|---|
| Common stock, $0.001 par value | REYN | The Nasdaq Stock Market LLC |

**Securities registered pursuant to section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑    Accelerated filer ☐    Non-accelerated filer ☐    Smaller reporting company ☐    Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 28, 2024, the aggregate market value of the registrant's common stock held by non-affiliates (shareholders other than executive officers, directors or holders of more than 10% of the outstanding stock of the registrant) was approximately $1,516 million, based on the closing price of the registrant's common stock on such date. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purposes.

The registrant had 210,171,173 shares of common stock, $0.001 par value, outstanding as of January 31, 2025.

Documents incorporated by reference: Portions of the Registrant's definitive proxy statement relating to its 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

**REYNOLDS CONSUMER PRODUCTS INC.**

TABLE OF CONTENTS

**FORWARD-LOOKING STATEMENTS**

This Annual Report on Form 10-K contains certain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expects," "intends," "outlook," "forecast," "position," "committed," "plans," "anticipates," "believes," "estimates," "predicts," "model," "assumes," "confident," "look forward," "potential," "on track," or "continue," or the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth and recovery of profitability, management of costs and other disruptions and other strategies, and anticipated trends in our business, including expected levels of commodity costs and volume. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those risks and uncertainties discussed in Item 1A. "Risk Factors." You should specifically consider the numerous risks outlined in the "Risk Factors" section. These risks and uncertainties include factors related to:

- changes in consumer preferences, lifestyle, economic circumstances and environmental concerns;
- relationships with our major customers, consolidation of our customer bases and loss of a significant customer;
- competition and pricing pressures;
- loss of, or disruption at, any of our key manufacturing facilities;
- our suppliers of raw materials and any interruption in our supply of raw materials;
- loss due to an accident, labor issues, weather conditions, natural disaster, or a disease outbreak, including epidemics, pandemics or similar widespread public health concerns;
- costs of raw materials, energy, labor and freight, including the impact of tariffs, trade sanctions and similar matters affecting our importation of certain raw materials;
- labor shortages and increased labor costs;
- our ability to develop and maintain brands that are critical to our success;
- economic downturns in our target markets;
- our ability to acquire businesses;
- impacts from inflationary trends;
- difficulty meeting our sales growth objectives and innovation goals; and
- changes in market interest rates and the availability of capital.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. We are under no duty to update any of these forward-looking statements after the date of this Annual Report on Form 10-K to conform our prior statements to actual results or revised expectations.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found elsewhere in this Annual Report on Form 10-K, under Part I, Item 1A. "Risk Factors."

# PART I

## ITEM 1. BUSINESS

In this Annual Report on Form 10-K, "Reynolds Consumer Products," "RCP," the "Company," "we," "us" and "our" refer to Reynolds Consumer Products Inc. and its consolidated subsidiaries. Reynolds Consumer Products Inc. was incorporated in the state of Delaware on September 26, 2011.

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business. Other trademarks, service marks and trade names appearing in this Annual Report on Form 10-K are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this Annual Report on Form 10-K are listed without the ® or ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

### Overview

Our mission is to simplify daily life so consumers can enjoy what matters most.

We are a market-leading consumer products company with a presence in 95% of households across the United States. We produce and sell products that people use in their homes for cooking, serving, cleanup and storage. We sell our products under iconic brands such as Reynolds and Hefty, and also under store brands that are strategically important to our retail partners. Overall, across both our branded and store brand offerings, we hold the #1 or #2 U.S. market share position in the majority of product categories in which we participate. Over 50% of our revenue comes from products that are #1 in their respective categories. We have developed our market-leading position by investing in our product categories, championing the categories in partnership with our retail partners and consistently developing innovative products to meet the evolving needs and preferences of the modern consumer.

Our mix of branded and store brand products is a key competitive advantage that aligns our goal of growing the overall product categories where we have offerings. Our retail partners also measure their success in category growth, which positions us as a trusted strategic partner.

Our products are typically used in the homes of consumers among all demographics on a frequent basis and meet the convenience-oriented preferences of consumers across a broad range of household activities. Our products help simplify daily life by assisting with cooking, serving, clean-up and storage through a range of product offerings. Our diverse portfolio includes a wide range of products, including aluminum foil, parchment paper, disposable bakeware, trash bags, food storage bags and disposable tableware. Our products are known for their quality, which is recognized by our consumers and retail partners alike. Our Reynolds and Hefty brands have preeminent positions in their categories and carry strong brand recognition in household aisles. These factors generate consumer loyalty, which affords us the opportunity to develop and launch new products that expand usage occasions and transition our portfolio into adjacent categories.

We have strong relationships with a diverse set of retail partners including leading grocery stores, mass merchants, warehouse clubs, discount chains, dollar stores, drug stores, home improvement stores, military outlets and eCommerce retailers. Our relationships with our retail partners have been built on a long history of trust. Our portfolio of branded and store brand products allows our retail partners to manage multiple household aisles with a single vendor. Many of our products have had a prominent position on the shelves of major retailers for decades and have become an integral part of household aisles. We believe our strong brand recognition and customer loyalty lead to robust product performance.

**Our brands have #1 market share positions across nearly all our categories**

| Category | Brand | Position |
|---|---|---|
| Aluminum foil (U.S.) | Reynolds Wrap | #1 |
| Aluminum foil (Canada) | ALCAN | #1 |
| Parchment paper | Reynolds KITCHENS | #1 |
| Wax paper | Reynolds KITCHENS | #1 |
| Slow cooker liners | Reynolds KITCHENS | #1 |
| Oven bags | Reynolds KITCHENS | #1 |
| Freezer paper | Reynolds KITCHENS | #1 |
| Party cups | Hefty | #1 |
| Foam dishes | Hefty | #1 |
| Slider bags | Hefty | #2 |
| Trash bags | Hefty | #2 |

Source: Circana Dollar Sales MULO+ latest 52 weeks ended December 29, 2024 and Nielsen MarketTrack latest 52 weeks ended December 28, 2024.

## Our Segments

We manage our operations in four reportable segments: Reynolds Cooking & Baking, Hefty Waste & Storage, Hefty Tableware and Presto Products.

- **Reynolds Cooking & Baking**: Through our Reynolds Cooking & Baking segment, we sell both branded and store brand aluminum foil, disposable aluminum pans, parchment paper, freezer paper, wax paper, butcher paper, plastic wrap, baking cups, oven bags and slow cooker liners. Our branded products are sold under the Reynolds Wrap, Reynolds KITCHENS and EZ Foil brands in the United States and selected international markets, under the ALCAN brand in Canada and under the Diamond brand outside of North America. With our flagship Reynolds Wrap products, we hold the #1 market position in the U.S. consumer foil market measured by retail sales and volume. We also hold the #1 market position in the Canadian branded foil market under the ALCAN brand. We have no significant branded competitor in this market. Reynolds is one of the most recognized household brands in the United States, with 98% brand awareness, and has been the top trusted brand in the consumer foil market for over 75 years, with greater than 50% market share in most of its categories. We also offer more sustainable solutions, such as Reynolds Wrap 100% recycled aluminum, unbleached parchment paper made with a chlorine-free process and coreless wax paper, which uses less packaging material than traditional wax paper rolls.

- **Hefty Waste & Storage**: Through our Hefty Waste & Storage segment, we produce both branded and store brand trash and food storage bags. Hefty is a well-recognized leader in the trash bag and food storage bag categories and our private label products offer value to our retail partners. Our branded products are sold under the Hefty Ultra Strong and Hefty Strong brands for trash bags, and as the Hefty and Baggies brands for our food storage bags. Hefty has 98% brand awareness and is most commonly identified with the Brand's famous "Hefty! Hefty! Hefty!" slogan. We have the #1 branded market share in the U.S. large black trash bag segment, and the #2 branded market share in the slider bag and tall kitchen trash bag segments. Our robust product portfolio in this segment includes a full suite of products, including sustainable solutions such as blue and clear recycling bags, compostable bags, bags made from recycled materials and orange bags through the Hefty ReNew Program.

- **Hefty Tableware**: Through our Hefty Tableware segment, we sell both branded and store brand disposable and compostable plates, bowls, platters, containers, cups and cutlery. Our Hefty branded products include dishes, party cups, cutlery and containers. Hefty branded party cups are the #1 party cup in America measured by market share. Our branded products use our Hefty brand to represent both quality and value, and we bring this same quality and value promise to all of our store brands as well. We sell across a broad range of materials and price points in all retail channels, allowing our consumers to select the product that best suits their price, function and aesthetic needs. These materials include sustainable solutions, such as Hefty ECOSAVE and Hefty Compostable Printed Paper Plates. In 2024, we increased the post-consumer recycled content in some of our cups and we added compostable party cups to our assortment.

- **Presto Products**: Through our Presto Products segment, we primarily sell store brand products in four main categories: food storage bags, trash bags, reusable storage containers and plastic wrap. Presto Products is a market leader in food storage bags and differentiates itself by providing access to category management, consumer insights, marketing, merchandising and research and development ("R&D") resources. Presto Products was the first in the U.S. market to offer a store branded sandwich bag made with an approximately 20% proprietary blend of plant and ocean, renewable materials. Our Presto Products segment also includes our specialty business, which serves other consumer products companies by providing Fresh-Lock and Slide-Rite resealable closure systems.

## Our Products

Our portfolio consists of three main product groups: waste and storage products, cooking products and tableware. Our consolidated net revenues by product line for fiscal years 2024, 2023 and 2022 were as follows:

| (in millions) | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| Waste and storage [(1)] | $ 1,555 | $ 1,535 | $ 1,550 |
| Cooking products | 1,247 | 1,273 | 1,287 |
| Tableware | 918 | 967 | 1,000 |
| Unallocated | (25) | (19) | (20) |
| **Net revenues** | **$ 3,695** | **$ 3,756** | **$ 3,817** |

(1)    Waste and storage products are comprised of our Hefty Waste & Storage and Presto Products segments.

## Customers

Our customer base includes leading grocery stores, mass merchants, warehouse clubs, discount chains, dollar stores, drug stores, home improvement stores, military outlets and eCommerce retailers. We sell both branded and store brand products across our customer base. We generally sell our branded products pursuant to informal trading policies and our store brand products under one year or multi-year agreements. Walmart accounted for 31%, 30% and 30% and Sam's Club accounted for 17%, 18% and 18% of our total net revenue in fiscal years 2024, 2023 and 2022, respectively. Walmart and Sam's Club are affiliated entities. Sales to Walmart are concentrated more heavily in our Hefty Waste & Storage segment, and sales to Sam's Club are concentrated more heavily in our Hefty Tableware segment.

During fiscal year 2024, sales in North America and the United States represented 99% and 97% of our total sales, respectively.

## Sales and Distribution

Through our sales and marketing organization, we are able to manage our relationships with customers at the national, regional and local levels, depending on their needs. We believe that our dedicated sales representatives, category management teams and our participation in both branded and store brand products create a significant competitive advantage.

We have a direct sales force organized by customer type, including national accounts, regional accounts and eCommerce. Our sales force is responsible for sales across each of our segments and our portfolio of branded and store brand products. We complement our internal sales platform by selectively utilizing third-party brokers for certain products and customers. In addition to sales professionals, each of our top 20 customers has a dedicated customer support team, including category management, production planning and transportation teams, as well as customer service representatives.

We utilize two routes of distribution to deliver our products to our customers. In many cases, we ship directly from our manufacturing plants to the customer's distribution center. Given the breadth of our product offerings, we are also able to optimize truckloads and reduce inventory for our retail partners by shipping trucks from mixing centers filled with SKUs across all of our product categories.

## Competition

The U.S. household consumer products market is mature and highly competitive. Our competitive set consists of consumer products companies, including large and well-established multinational companies as well as smaller regional and local companies. These competitors include The Clorox Company, S.C. Johnson & Son, Inc., Poly-America, Handi-Foil Corporation, Republic Plastics, Ltd., Trinidad Benham Corporation and Inteplast Group, Ltd. Within each product category, most of our products compete with other widely advertised brands and store brand products.

Competition in our categories is based on a number of factors including brand recognition, price, quality and innovation. We benefit from the strength of our brands, a differentiated portfolio of quality branded and store brand products, as well as significant capital investment in our manufacturing facilities. We believe the strong recognition of the Reynolds brand and Hefty brand among U.S. consumers gives us a competitive advantage. In addition, our largest customers choose us for our customer service, category management services and commitment to "Made in the U.S.A." products.

## Seasonality

Portions of our business have historically been moderately seasonal. Overall, our strongest sales are in our fourth quarter and our weakest sales are in our first quarter. This is driven by higher levels of sales of cooking products around major U.S. holidays in our fourth quarter, primarily due to the holiday use of Reynolds Wrap, Reynolds Oven Bags, Reynolds Parchment Paper and disposable aluminum pans. Our tableware products generally have higher sales in the second and fourth quarters of the year, primarily due to outdoor summertime and holiday uses of disposable plates, cups, bowls and cutlery.

## Raw Materials and Suppliers

We have a diverse supplier base and are not reliant on any single supplier for our primary raw materials, including polyethylene, polystyrene and aluminum. We also purchase raw material additives, secondary packaging materials and finished products for resale. We source a significant majority of our resin requirements from domestic suppliers.

Centralized purchasing enables us to leverage the purchasing power of our operations and reduces our dependence on any one supplier. We generally have one to two year contracts with resin and aluminum suppliers, which have historically provided us with a steady supply of raw materials. In certain instances, we purchase selected finished goods from third-party suppliers to supplement capacity and source specialty items.

## Intellectual Property

We have a significant number of registered patents and registered trademarks, including Reynolds and Hefty, as well as several copyrights, which, along with our trade secrets and manufacturing know-how, help support our ability to add value within the market and sustain our competitive advantages. We have invested a considerable amount of resources in developing proprietary products and manufacturing capabilities, and we employ various methods, including confidentiality and non-disclosure agreements with third parties, employees and consultants, to protect our intellectual property. While in the aggregate our patents are of material importance to us, we believe that we are not dependent upon any single patent or group of patents.

Other than licenses for commercially available software, we do not believe that any of our licenses from third parties are material to us taken as a whole. We do not believe that any of our licenses to intellectual property rights granted to third parties are material to us taken as a whole.

## Employees and Human Capital

Our objectives related to an engaged team include successfully identifying, recruiting, onboarding, retaining and incentivizing both new and existing employees. Our talent management and succession planning process includes the identification of primary succession roles based on current and future business strategies, the identification of potential successors, a list of action items and a plan for talent development. As of December 31, 2024, we employed approximately 6,400 people, most of whom are located in our U.S. and Canada manufacturing facilities. Approximately 20% of our employees are covered by collective bargaining agreements. We have not experienced any significant union-related work stoppages over the last ten years. We believe our relationships with our employees and labor unions are satisfactory.

*Environmental, Health & Safety:* We are committed to protecting the safety, health and security of our employees and that of the environments in which we operate. We are firm in our policy that we will not compromise employee health and safety or the environment for profit or production. We are passionate about health and safety and pride ourselves on our strategy of prevention through proactive risk elimination and reduction. Our cross-functional leaders and team members work collaboratively to identify risks and to develop and implement control measures leveraging engineering solutions and new technology for mitigation. Our safety performance continues to outperform the industry's average safety performance by a significant margin, and we continue to progress toward our goal of zero incidents through increasing awareness of opportunities for improvement and implementing effective solutions to reduce risks associated with contact with equipment, slips, trips, and falls, as well as ergonomic hazards.

*People & Culture:* We have built a culture based on treating others with respect and working collaboratively on shared goals. Our value of putting safety first promotes a culture of caring and watching out for the safety of each other. Treating others with dignity, empathy and respect is the foundation of our culture. We value our relationships with our colleagues, retail partners, consumers, shareholders and communities. We are committed to communicating our goals, offering training and development opportunities and integrating an inclusive approach to talent management into our overall business strategy. We will continue to promote a culture that values inclusion and belonging and sees unique experiences and viewpoints as growing our understanding of how we can work better together. We will continue our efforts to build and retain a robust workforce that welcomes talent and capability to strengthen all aspects of our business.

*Talent Acquisition:* We are committed to a workplace environment in which individual differences are recognized, respected and appreciated. We provide job opportunities for individual growth in our exciting, dynamic and fast-paced manufacturing plants and offices. Our management and Talent Acquisition teams use data from workforce planning and recruiting. In 2024, we updated our applicant tracking system to better enable us to source and recruit talent in today's challenging labor market, assist in a great candidate experience and provide a welcoming new-hire onboarding. To support our plants, we have also created a comprehensive hourly employee recruiting strategy for a consistent and efficient approach to identifying and onboarding diverse talent.

## Regulatory

As many of our products are used in food packaging, our business is subject to regulations governing products that may contact food in all the countries in which we have operations. Our business is also subject to regulations governing advertising claims related to our products and practices, including regulations concerning representations that products are environmentally-friendly, have less of an environmental impact, or are sustainable. Future regulatory and legislative change can affect the economics of our business activities, lead to changes in operating practices, affect our customers and influence the demand for and the cost of providing products and services to our customers. We have implemented compliance programs and procedures designed to achieve compliance with applicable laws and regulations.

We are subject to various national, state, local, foreign and international environmental, health and safety laws, regulations and permits. Among other things, these requirements regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of our employees, regulate the materials used in and the recycling of our products and impose liability, which can be strict, joint and several, for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances related to our current and former sites, as well as at third party sites where we or our predecessors have sent hazardous waste for disposal. Many of our manufacturing facilities require environmental permits, such as those limiting air emissions.

In addition, a number of governmental authorities, at the federal, state and local level in the United States and abroad, have implemented, considered, or are expected to consider, legislation aimed at reducing the amount of plastic waste, regulating product content and regulating environmental claims. Our business is subject to regulations that govern matters such as post-consumer recycled content, extended producer responsibility, compostability and recyclability claims, and use of Per- and Polyfluorinated Substances ("PFAS"). We have implemented compliance programs and procedures designed to achieve compliance with applicable laws and regulations.

Moreover, as environmental issues, such as climate change, have become more prevalent, governments have responded, and are expected to continue to respond, with increased legislation and regulation, which could negatively affect us. For example, the United States Congress has in the past considered legislation to reduce emissions of greenhouse gases. In addition, the Environmental Protection Agency is regulating certain greenhouse gas emissions under existing laws such as the Clean Air Act. A number of states and local governments in the United States have also implemented or announced their intentions to implement their own programs to reduce greenhouse gases.

We are also subject to various laws and regulations related to data privacy and protection, including the California Consumer Privacy Act of 2018 ("CCPA") and the European Union's General Data Protection Regulation ("GDPR"). We have internal programs in place to manage and monitor global compliance with these various requirements.

## Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

We also make financial information, news releases and other information available on our corporate website at www.reynoldsconsumerproducts.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") are available free of charge on this website as soon as reasonably practicable after we electronically file these reports and amendments with, or furnish them to, the SEC. Our board has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers, the full text of which is posted on the investor relations section of our website at www.reynoldsconsumerproducts.com. We intend to disclose future amendments to our code of business conduct and ethics, or any waivers of such code, on our website or in public filings.

The information contained on or connected to our website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this or any other report filed with the SEC.

## ITEM 1A. RISK FACTORS

*You should carefully consider the risks described below in addition to the other information set forth in this Annual Report on Form 10-K, including the Management's Discussion and Analysis of Financial Condition and Results of Operations section and the consolidated financial statements and related notes. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected. The risks discussed below are not the only risks we face. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also have a material adverse effect on our business, financial condition, prospects, results of operations, cash flows or price of our securities.*

### Risks Related to Our Business, Growth and Profitability

*Our success depends on our ability to anticipate and respond to changes in consumer preferences.*

We are a consumer products company and believe that our success depends, in part, on our ability to leverage our existing brands and products to drive increased sales and profits. This depends on our ability to identify and offer products at attractive prices that appeal to consumer tastes and preferences, which are difficult to predict and evolve over time. Our ability to implement this strategy depends on, among other things, our ability to:

- continue to offer to our customers products that consumers want at competitive prices;
- introduce new and appealing products and innovate successfully on our existing products;
- develop and maintain consumer interest in our brands; and
- increase our brand recognition and loyalty.

We may not be able to implement this strategy successfully, which could materially and adversely affect our sales and business, financial condition and results of operations.

*We are dependent on maintaining satisfactory relationships with our major customers, and significant consolidation among our customers, or the loss of a significant customer, could decrease demand for our products or reduce our profitability.*

Many of our customers are large and possess significant market leverage, which results in significant downward pricing pressure and can constrain our ability to pass through price increases. We generally sell our branded products pursuant to informal trading policies and our store brand products under one year or multi-year agreements. Our contracts generally do not obligate the customer to purchase any given amount of product. If our major customers reduce purchasing volumes or stop purchasing our products for any reason, our business and results of operations would likely be materially and adversely affected. It is possible that we will lose customers, which may materially and adversely affect our business, financial condition and results of operations.

We rely on a relatively small number of customers for a significant portion of our revenue. In 2024, sales to our top ten customers accounted for 72% of our total revenue, and our two largest customers, Walmart and Sam's Club, individually accounted for 31% and 17%, respectively, of our total revenue. Walmart and Sam's Club are affiliated entities. Sales to Walmart are concentrated more heavily in our Hefty Waste & Storage segment, and sales to Sam's Club are concentrated more heavily in our Hefty Tableware segment. The loss of any of our significant customers would have a material adverse effect on our business, financial condition and results of operations.

In addition, over the last several years, there has been a trend toward consolidation among our customers in the retail industry and we expect that this trend will continue. Consolidation among our customers could increase their ability to apply pricing pressure, and thereby force us to reduce our selling prices or lose sales. In addition, following a consolidation, our customers may close stores, reduce inventory or switch suppliers. Any of these factors could negatively impact our business, financial condition and results of operations.

*We operate in competitive markets.*

We operate in competitive markets. Our main competitors include The Clorox Company, S.C. Johnson & Son, Inc., Poly-America, Handi-Foil Corporation, Republic Plastics, Ltd., Trinidad Benham Corporation and Inteplast Group, Ltd. Although capital costs, intellectual property and technology may create barriers to entry, we face the threat of competition from new entrants to our markets as well as from existing competitors, including competitors outside the United States who may have lower production costs. Our customers continuously evaluate their suppliers, often resulting in downward pricing pressure and increased pressure to continuously introduce and commercialize innovative new products, improve customer service, maintain strong relationships with our customers and, where applicable, develop and maintain brands that are meaningful to consumers. If our products fail to compete successfully with other branded or private label offerings, demand for our products and our sales and profitability could be negatively impacted.

*Loss of any of our key manufacturing facilities or of those of our key suppliers could have an adverse effect on our business.*

Some of our products are manufactured at a single location. For example, our Malvern, Arkansas plant is our sole producer of foil reroll for our Louisville, Kentucky and Wheeling, Illinois plants, which in turn are our sole producers of household foil. The loss of the use of all or a portion of any of our key manufacturing facilities, especially one that is a sole producer, or the loss of any key suppliers, due to any reason, including an accident, labor issues, weather conditions, natural disaster, a disease outbreak (including epidemics, pandemics or similar widespread public health concerns), cyber-attacks against our information systems (such as ransomware) or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

*Our business has been and continues to be impacted by fluctuations in raw material, energy and freight costs, including the impact of tariffs and similar matters.*

Fluctuations in raw material and energy costs could adversely affect our business, financial condition and results of operations. Raw material costs represent a significant portion of our cost of sales. The primary raw materials we use are plastic resins, particularly polyethylene and polystyrene, and aluminum. The prices of our raw materials have fluctuated significantly in recent years. Aluminum prices have been historically volatile as aluminum is a cyclical commodity with prices subject to global market factors. Resin prices have also historically fluctuated with changes in crude oil and natural gas prices as well as changes in refining capacity and the demand for other petroleum-based products. We experienced significant increases in material costs in 2022, particularly in resin and aluminum prices, which negatively impacted our results. Significant increases in material costs could also occur in future periods, which could negatively impact our future results.

Raw material costs are also impacted by governmental actions, such as tariffs and trade sanctions. For example, the imposition by the U.S. government of tariffs on products imported from certain countries and trade sanctions against certain countries have introduced greater uncertainty with respect to policies affecting trade between the United States and other countries and have impacted the cost of certain raw materials, including aluminum and resin. Major developments in trade relations, including the imposition of new or increased tariffs by the United States and/or other countries, could have a material adverse effect on our business, financial condition and results of operations.

We typically do not enter into long-term fixed price purchase contracts for our principal raw materials. The majority of sales contracts for our products generally do not contain contractual cost pass-through mechanisms for raw material costs. Where our contracts use such pass-through mechanisms, differences in timing between purchases of raw materials and sales to customers can create a "lead lag" effect during which margins are negatively impacted when raw material costs rise and positively impacted when raw material costs fall. We adjust prices, where possible, to attempt to mitigate the effect of production cost increases, including raw materials, but these increases are not always possible or may not cover the increased raw material costs. For example, we implemented multiple rounds of price increases in 2022, however those pricing actions typically lagged material cost increases.

In addition, we distribute our products and receive raw materials primarily by rail and truck. Reduced availability of rail or trucking capacity has caused us, and may continue to cause us, to incur unanticipated expenses and impair our ability to distribute our products or receive our raw materials in a timely manner, which could disrupt our operations, strain our customer relations and adversely affect our operating profits. In particular, reduced trucking capacity, due to a shortage of drivers, the federal regulation requiring drivers to electronically log their driving hours and adverse weather conditions, among other reasons, have caused an increase in our cost of transportation.

*Any interruption in our supply of raw materials could harm our business, financial condition and results of operations.*

We are dependent on our suppliers for an uninterrupted supply of key raw materials in a timely manner. The supply of these materials could be disrupted for a wide variety of reasons, including political and economic instability, the financial stability of our suppliers, their ability to meet our standards, labor problems, the availability and prices of raw materials, currency exchange rates, transport availability and cost, transport security and inflation, and other factors beyond our control. We have written contracts with some but not all of our key suppliers, and where we have written contracts, they generally include force majeure clauses that excuse the supplier's failure to supply in certain circumstances. Any interruption in the supply of raw materials for an extended period of time could have a material adverse effect on our business, financial condition and results of operations.

*Labor shortages and increased labor costs have had and could have a material adverse effect on our business and operations.*

Labor costs in the United States continue to rise, and our industry has, and could again, experience a shortage of workers. Labor is one of the primary components in the cost of operating our business. If we face labor shortages and incur further increases to labor costs as a result of increased competition for employees, higher employee turnover rates, increases in the federal, state or local minimum wage or other employee benefit costs, our operating expenses could increase and our growth and results of operations could be adversely impacted.

*Our brands are critical to our success.*

Our ability to compete successfully depends on our ability to develop and maintain brands that are meaningful to consumers. The development and maintenance of such brands requires significant investment in product innovation, brand-building, advertising and marketing. We focus on developing innovative products to address consumers' unmet needs and introducing store brand products that emulate other popular branded consumer products, and, as a result, may increase our expenditures for advertising and other brand-building or marketing initiatives. However, these initiatives may not deliver the desired results, which could adversely affect our business and the recoverability of the trade names recorded on our balance sheet, which could materially and adversely affect our business, financial condition and results of operations.

*Our business could be impacted by changes in consumer lifestyle and environmental concerns, as well as current and future laws and regulations related to environmental matters.*

We are a consumer products company and any reduction in consumer demand for the types of products we offer as a result of changes in consumer lifestyle, environmental concerns or other considerations could have a significant impact on our business, financial condition and results of operations. For example, there have been recent concerns about the environmental impact of single-use disposable products and products made from plastic, particularly polystyrene foam. These concerns, and the actions taken in response (including regulations banning the sale of certain polystyrene foam products in certain jurisdictions), impact several of our products, especially in our Hefty Tableware segment. Further, a number of governmental authorities, both at the federal, state and local level in the United States and abroad, have implemented, considered, or are expected to consider, additional legislation aimed at reducing the amount of plastic waste, regulating product content and regulating environmental claims. Our business is subject to regulations that govern matters such as post-consumer recycled content, extended producer responsibility, compostability and recyclability claims, and use of PFAS. Future regulatory and legislative change could affect the economics of our business activities, lead to changes in operating practices, affect our customers and influence the demand for and the cost of providing products and services to our customers. Sustainability concerns, including the recycling of products, have received increased focus in recent years and are expected to play an increasing role in brand management and consumer purchasing decisions. These changes in consumer lifestyle, environmental concerns or other considerations may result in a decrease in the demand for certain of our current products, an increase in expenditures to attempt to adapt and respond to these concerns, and an inability to respond through innovation or acquisition of assets we do not currently own, any of which could materially and adversely affect our business, financial condition and results of operations.

*Our business is affected by economic downturns in the markets that we serve and in the regions that supply our raw materials.*

Our business is impacted by market conditions in the retail industry and consumer demand for our products, which in turn are affected by general economic conditions. Downturns or periods of economic weakness or increased prices in these consumer markets have resulted in the past, and could result in the future, in decreased demand for our products. For example, uncertainty about future economic conditions globally, and in the United States in particular, could lead to declines in consumer spending and consumption and cause our customers to purchase fewer of our products.

Market conditions could also impact our ability to manage our inventory levels to meet customers' demand for our products. Our production levels and inventory management goals for our products are based on estimates of demand, taking into account production capacity, timing of shipments and inventory levels. If market conditions change, resulting in us overestimating or underestimating demand for any of our products during a given season, we may not maintain appropriate inventory levels, which could materially and adversely affect our business, financial condition and results of operations.

Global supply chain issues and other macroeconomic factors in the past have resulted in an inflationary environment that led to increased raw material costs and other input costs. The additional costs resulting from this inflationary environment and its constraints to our supply chain and distribution networks may again unfavorably impact our gross margin and operating results in future periods.

*The estimates and assumptions on which our financial projections are based may prove to be inaccurate, which may cause our actual results to materially differ from such projections, which may adversely affect our future profitability, cash flows and stock price.*

Our financial projections, including any sales and earnings guidance or outlook we may provide from time to time, are dependent on certain estimates and assumptions. Our financial projections are based on historical experience, various other estimates and assumptions that we believe to be reasonable under the circumstances and at the time they are made, but our actual results may differ materially from our financial projections. Any material variation between the Company's financial projections and its actual results may adversely affect the Company's future profitability, cash flows and stock price.

*Our profitability and cash flows could suffer if we are unable to generate cost savings in our manufacturing and distribution processes.*

While we continue to work on various incremental cost savings programs, if we cannot successfully develop and implement cost savings plans, or if the cost of making these changes increases, we will not realize all anticipated benefits, which could materially and adversely affect our business, financial condition and results of operations.

*Sales growth objectives may be difficult to achieve, we may not be able to achieve our innovation goals, develop and introduce new products and line extensions or expand into adjacent categories and countries, and we may not be able to successfully implement price increases; further, changes to our product mix may adversely impact our financial condition and results of operations.*

We operate in mature markets that are subject to high levels of competition. Our future performance and growth depend on innovation and our ability to successfully develop or license capabilities to introduce new products, brands, line extensions and product innovations or enter into or expand into adjacent product categories, sales channels or countries. Our ability to quickly innovate in order to adapt our products to meet changing consumer demands is essential, especially in light of eCommerce and direct-to-consumer channels significantly reducing the barriers for even small competitors to quickly introduce new brands and products directly to consumers. The development and introduction of new products require substantial and effective research and development and demand creation expenditures, which we may be unable to recoup if the new products do not gain widespread market acceptance. If we are unable to increase market share in existing product lines, develop product innovations, undertake sales, marketing and advertising initiatives that grow our product categories, effectively adopt new technologies, and/or develop, acquire or successfully launch new products or brands, we may not achieve our sales growth objectives.

In addition, effective and integrated systems are required for us to gather and use consumer data and information to successfully market our products. New product development and marketing efforts, including efforts to enter markets or product categories in which we have limited or no prior experience, have inherent risks, including product development or launch delays. These could result in us not being the first to market and the failure of new products, brands or line extensions to achieve anticipated levels of market acceptance. If product introductions or new or expanded adjacencies are not successful, costs associated with these efforts may not be fully recouped and our results of operations could be adversely affected. In addition, if sales generated by new products cause a decline in sales of our existing products, our financial condition and results of operations could be materially adversely affected. Even if we are successful in increasing market share within particular product categories, a decline in the markets for such product categories could have a negative impact on our financial results. In addition, in the future, our growth strategy may include expanding our international operations, which would be subject to foreign market risks, including, among others, foreign currency fluctuations, economic or political instability and the imposition of tariffs and trade restrictions, which could adversely affect our financial results.

In addition, we have implemented price increases and may implement additional price increases in the future, which may slow sales growth or create volume declines in the short term as customers and consumers adjust to these price increases. Competitors may or may not take competitive actions, which may lead to sales declines and loss of market share for us. In addition, changes to the mix of products that we sell or product portfolio optimization efforts may adversely impact our net sales, profitability and cash flow.

*We may incur liabilities, experience harm to our reputation and brands, or be forced to recall products as a result of real or perceived product quality or other product-related issues.*

Although we have quality control measures and systems in place that are designed to ensure that the safety and quality of our products are maintained, the consequences of not being able to do so could be severe, including adverse effects on consumer health, our reputation, the loss of customers and market share, financial costs and loss of revenue. If any of our products are found to be defective, we could be required to or may voluntarily recall such products, which could result in adverse publicity, significant expenses and a disruption in sales and could affect our reputation and that of our products. In addition, if any of our competitors or customers supply faulty or contaminated products to the market, our industry could be negatively impacted, which in turn could have adverse effects on our business.

The widespread use of social media and networking sites by consumers has greatly increased the speed and accessibility of information dissemination. Negative publicity, posts or comments on social media or networking sites about us or our brands, whether accurate or inaccurate, or disclosure of non-public sensitive information about us, could be widely disseminated through the use of social media. Such events, if they were to occur, could harm our image and adversely affect our business, as well as require resources to rebuild our reputation.

*We are affected by seasonality.*

Portions of our business have historically been moderately seasonal. Overall, our strongest sales are in our fourth quarter and our weakest sales are in our first quarter. This is driven by higher levels of sales of cooking products around major U.S. holidays in our fourth quarter, primarily due to the holiday use of Reynolds Wrap, Reynolds Oven Bags, Reynolds Parchment Paper and disposable aluminum pans. Our tableware products generally have higher sales in the second and fourth quarters of the year, primarily due to outdoor summertime and holiday uses of disposable plates, cups, bowls and cutlery. As a result of this seasonality, any factors negatively affecting us during these periods of any year, including unfavorable economic conditions, could have a material adverse effect on our financial condition and results of operations for the entire year. Because of quarterly fluctuations caused by these and other factors, comparisons of our operating results across different fiscal quarters may not be accurate indicators of our future performance.

*Loss of our key management and other personnel, or an inability to attract new management and other personnel, could negatively impact our business, financial condition and results of operations.*

We depend on our senior executive officers and other key personnel to operate our businesses, develop new products and technologies and service our customers. The loss of any of these key personnel could adversely affect our operations. Effective January 1, 2025, our long-term President, Chief Executive Officer and member of our Board of Directors, Lance Mitchell, stepped down from such positions due to his voluntary retirement. Scott Huckins, previously our Chief Financial Officer, was appointed as President and Chief Executive Officer and as a member of our Board of Directors, and Nathan Lowe, previously our Senior Vice President of Financial Planning & Analysis, was appointed as Chief Financial Officer. Any significant leadership change or senior management transition involves inherent risks, and any failure to successfully transition key roles could impact our ability to execute on our strategic plans, make it difficult to meet our performance objectives and be disruptive to our business. Lance Mitchell will remain with the Company as an employee in an advisory capacity through his voluntary retirement on July 31, 2025.

Competition is intense for qualified personnel and the loss of them or an inability to attract, retain and motivate additional highly skilled personnel required for the operation and expansion of our business could hinder our ability to successfully conduct research and development activities or develop and support marketable products. Additionally, the high U.S. employment levels in our industry in recent years have increased turnover as compared to prior periods at some of our facilities and made hiring and retaining hourly employees more difficult. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

*We may have difficulty acquiring or integrating product lines or businesses, which could impact our business, financial condition and results of operations.*

We may continue to pursue acquisitions of brands, businesses, assets or technologies from third parties. Acquisitions and their pursuits can involve numerous risks, including, among other things:

- difficulties realizing the full extent of the expected benefits or synergies as a result of a transaction, within the anticipated time frame, or at all;
- difficulties integrating the operations, technologies, services, products and systems of the acquired brands, assets or businesses in an effective, timely and cost-efficient manner;
- diversion of management's attention from other business priorities;
- difficulties operating in new lines of business, channels of distribution or markets;
- loss of key employees, partners, suppliers and customers of the acquired business;
- difficulties conforming standards, controls, procedures and policies of the acquired business with our own;
- incurring unforeseen risks and liabilities associated with acquired businesses;
- difficulties developing or launching products with acquired technologies; and
- other unanticipated problems or liabilities.

Acquisitions could result in the assumption of contingent liabilities. In addition, to the extent that the economic benefits associated with an acquisition or investment diminish in the future or the performance of an acquired company or business is less robust than expected, we may be required to record impairments of any acquired intangible assets, including goodwill.

*We may not be successful in obtaining, maintaining and enforcing sufficient intellectual property rights to protect our business, or in avoiding claims that we infringe on the intellectual property rights of others.*

We rely on intellectual property rights such as patents, trademarks and copyrights, as well as unpatented proprietary knowledge and trade secrets, to protect our business. However, these rights do not afford complete protection against third parties. For example, patents, trademarks and copyrights are territorial; thus, our business will only be protected by these rights in those jurisdictions in which we have been issued patents or have trademarks or copyrights, or have obtained licenses to use such patents, trademarks or copyrights. Even so, the laws of certain countries may not protect our intellectual property rights to the same extent as do the laws of the United States. Additionally, there can be no assurance that others will not independently develop knowledge and trade secrets that are similar to ours, or develop products or brands that compete effectively with our products and brands without infringing, misusing or otherwise violating any of our intellectual property rights.

We cannot be certain that any of our current or pending patents, trademarks and copyrights will provide us with sufficient protection from competitors, or that any intellectual property rights we do hold will not be invalidated, circumvented or challenged in the future. There is also a risk that we will not be able to obtain and perfect or, where appropriate, license, the intellectual property rights necessary to support new product introductions and product innovations. Additionally, we have licensed, and may license in the future, patents, trademarks, trade secrets and other intellectual property rights to third parties. While we attempt to ensure that our intellectual property rights are protected when entering into business relationships, third parties may take actions that could materially and adversely affect our rights or the value of our intellectual property rights.

Third parties may copy or otherwise obtain and use our proprietary knowledge or trade secrets without authorization or infringe, misuse or otherwise violate our other intellectual property rights. For example, our brand names, especially Reynolds, Hefty, Diamond and Presto, are well-established in the market and have attracted infringers in the past. Additionally, we may not be able to prevent current and former employees, contractors and other parties from misappropriating our confidential and proprietary knowledge. Infringement, misuse or other violation of any of our intellectual property rights may dilute or diminish the value of our brands and products in the marketplace, which could adversely affect our results of operations and make it more difficult for us to maintain a strong market position.

Although we believe that our intellectual property rights are sufficient to allow us to conduct our business without incurring liability to third parties, our products and brands may infringe on the intellectual property rights of others, and in the past we have been, and in the future we may be, subject to claims asserting infringement, misuse or other violation of intellectual property rights and seeking damages, the payment of royalties or licensing fees, and/or injunctions against the sales of our products. If we are found to have infringed, misused or otherwise violated the intellectual property rights of others, we could be forced to pay damages, cease use of such intellectual property or, if we are given the opportunity to continue to use the intellectual property rights of others, we could be required to pay a substantial amount for continued use of those rights. In any case, such claims could be protracted and costly and could have a material adverse effect on our business and results of operations regardless of their outcome.

*Goodwill and indefinite-lived intangible assets are a material component of our balance sheet and impairments of these assets could have a significant impact on our results.*

We have recorded a significant amount of goodwill and indefinite-lived intangible assets, representing our Reynolds and Hefty trade names, on our balance sheet. We test the carrying values of goodwill and indefinite-lived intangible assets for impairment at least annually and whenever events or circumstances indicate the carrying value may not be recoverable. The estimates and assumptions about future results of operations and cash flows made in connection with impairment testing could differ from future actual results of operations and cash flows. While we concluded that our goodwill and indefinite-lived intangible assets were not impaired during our annual impairment review performed during the fourth quarter of 2024, future events could cause us to conclude that the goodwill associated with a given reporting unit, or one of our indefinite-lived intangible assets, may have become impaired. Any resulting impairment charge, although non-cash, could have a material adverse effect on our results of operations and financial condition.

*Some of our workforce is covered by collective bargaining agreements, and our business could be harmed in the event of a prolonged work stoppage.*

Approximately 20% of our employees are covered by collective bargaining agreements. While we believe we have good relationships with our unionized employees and we have not experienced a significant union-related work stoppage over the last ten years, if we encounter difficulties with renegotiations or renewals of collective bargaining arrangements or are unsuccessful in those efforts, we could incur additional costs and experience work stoppages. We cannot predict how stable our union relationships will be or whether we will be able to successfully negotiate successor collective bargaining agreements without impacting our financial condition. In addition, the presence of unions may limit our flexibility in dealing with our workforce. Work stoppages could negatively impact our ability to manufacture our products on a timely basis, which could have a material adverse effect on our results of operations and financial condition.

*Tax legislation initiatives or challenges to our tax positions could adversely affect our operations and financial condition.*

We are subject to the tax laws and regulations of the U.S. federal, state and local governments. From time to time, legislative measures may be enacted that could adversely affect our overall tax positions regarding income or other taxes. There can be no assurance that our effective tax rate or tax payments will not be adversely affected by these legislative measures.

In addition, U.S. federal, state and local tax laws and regulations are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will be sustained if challenged by relevant tax authorities and if not sustained, there could be a material adverse effect on our results of operations, financial condition and cash flows.

***Impacts associated with a future pandemic and associated responses could adversely impact our business and results of operations.***

A future pandemic or health epidemic could adversely impact our business and results of operations in a number of ways, including but not limited to:

- a shutdown, disruption or less than full utilization of one or more of our manufacturing, warehousing or distribution facilities, or disruption in our supply chain or customer base, including but not limited to, as a result of illness, government restrictions or other workforce disruptions;

- the failure of third parties on which we rely, including but not limited to those that supply our raw materials and other necessary operating materials, co-manufacturers and independent contractors, to meet their obligations to us, or significant disruptions in their ability to do so;

- government or regulatory responses in markets where we manufacture, sell or distribute our products, or in the markets of third parties on which we rely, preventing or disrupting our business operations;

- higher costs in certain areas such as front-line employee compensation, as well as incremental costs associated with newly added health screenings, temperature checks and enhanced cleaning and sanitation protocols to protect our employees;

- significant reductions or volatility in demand for one or more of our products, which may be caused by, among other things: the temporary inability of consumers to purchase our products due to illness, quarantine or other travel restrictions, or financial hardship; or other pandemic related restrictions impacting consumer behavior;

- an inability to respond to or capitalize on increased demand, including challenges and increased costs associated with adding capacity and related staffing issues;

- a change in demand for or availability of our products as a result of retailers, distributors or carriers modifying their inventory, fulfillment or shipping practices; and

- the unknown duration and magnitude of a pandemic and all of its related impacts.

These and other impacts of a pandemic could have the effect of heightening many of the other risk factors disclosed in this Annual Report on Form 10-K. The ultimate impact depends on the severity and duration of the pandemic and actions taken by governmental authorities and other third parties in response, each of which is uncertain and difficult to predict. Any of these disruptions could adversely impact our business and results of operations.

### Risks Related to Liquidity and Indebtedness
***We have significant debt, which could adversely affect our financial condition and ability to operate our business.***

As of December 31, 2024, we had $1,695 million of outstanding indebtedness under our senior secured term loan facility ("Term Loan Facility") maturing in 2027 and $694 million of borrowing capacity under our senior secured revolving credit facility ("Revolving Facility") maturing in 2029 (the Term Loan Facility and the Revolving Facility, the "External Debt Facilities"). Our debt level and related debt service obligations:

- require us to dedicate significant cash flow to the payment of principal of, and interest on, our debt, which reduces the funds we have available for other purposes, including working capital, capital expenditures and general corporate purposes;

- may limit our flexibility in planning for or reacting to changes in our business and market conditions or in funding our strategic growth plan;

- impose on us financial and operational restrictions; and

- expose us to interest rate risk on our debt obligations bearing interest at variable rates.

These restrictions could adversely affect our financial condition and limit our ability to successfully implement our growth strategy.

In addition, we may need additional financing to support our business and pursue our growth strategy, including for strategic acquisitions. Our ability to obtain additional financing, if and when required, will depend on investor demand, our operating performance, the condition of the capital markets and other factors. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our common stock, and, in the case of equity and equity-linked securities, our existing stockholders may experience dilution.

***Market interest rates have increased and could continue to increase our interest costs.***

Our debt bears interest at variable rates, and we may incur additional variable interest rate indebtedness in the future. This exposes us to interest rate risk, and while we have entered into a series of interest rate swaps to mitigate the risk of variable rate debt, any interest rate swaps we enter into in order to reduce interest rate volatility may not fully mitigate our interest rate risk. As of December 31, 2024, the unhedged portion of our Term Loan Facility was approximately $545 million, and any borrowings under our Revolving Facility are subject to interest rate volatility.

Higher interest rates during the year ended December 31, 2023, increased our debt service obligations on the unhedged variable rate indebtedness, and our net income and cash flows, including cash available for servicing our indebtedness, had correspondingly decreased. Further increases in interest rates on unhedged debt could further reduce our net income and cash flows, including cash available for servicing our indebtedness.

### Legal, Regulatory and Compliance Risks

***We are subject to governmental regulation and we may incur material liabilities under, or costs in order to comply with, existing or future laws and regulations.***

Many of our products come into contact with food when used, and the manufacture, packaging, labeling, storage, distribution, advertising and sale of such products are subject to various laws designed to protect human health and the environment. For example, in the United States, many of our products are regulated by the Food and Drug Administration (including applicable current good manufacturing practice regulations) and/or the Consumer Product Safety Commission, and our product claims and advertising are regulated by the Federal Trade Commission. Most states have agencies that regulate in parallel to these federal agencies. Liabilities under, and/or costs of compliance, and the impact on us of any non-compliance with any such laws and regulations could materially and adversely affect our business, financial condition and results of operations. In addition, changes in the laws and regulations which we are subject to could impose significant limitations and require changes to our business, which in turn may increase our compliance expenses, make our business more costly and less efficient to conduct, and compromise our growth strategy.

***We could incur significant liabilities related to, and significant costs in complying with, environmental, health and safety laws, regulations and permits.***

Our operations are subject to various national, state, local, foreign and international environmental, health and safety laws, regulations and permits that govern, among other things, the emission or discharge of materials into the environment; the use, storage, treatment, disposal, management and release of hazardous substances and wastes; the health and safety of our employees and the end-users of our products; and the materials used in, and the recycling of, our products. These laws and regulations impose liability, which can be strict, joint and several, for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances related to our current and former sites, as well as at third party sites where we or our predecessors have sent waste for disposal. Non-compliance with, or liability related to, these laws, regulations and permits, which tend to become more stringent over time, could result in substantial fines or penalties, injunctive relief, requirements to install pollution control devices or other controls or equipment, civil or criminal sanctions, permit revocations or modifications and/or facility shutdowns, and could expose us to costs of investigation or remediation, as well as tort claims for property damage or personal injury, and could limit production.

In addition, a number of governmental authorities, both in the United States and abroad, have considered, and are expected to consider, legislation aimed at reducing the amount of plastic waste. Programs have included banning certain types of products, mandating certain rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic bags and packaging material, imposing extended producer responsibility and requiring retailers or manufacturers to take back packaging used for their products. Such legislation, as well as voluntary initiatives, aimed at reducing the level of plastic waste could reduce the demand for certain plastic products, result in greater costs for manufacturers of plastic products or otherwise impact our business, financial condition and results of operations. Additional regulatory efforts addressing other environmental or safety concerns in the future could similarly impact our operations and financial results.

***ESG matters, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and impact our reputation.***

There has been an increased focus from stakeholders and regulators related to environmental, social and governance ("ESG") matters across all industries in recent years. This increased focus and activism related to ESG may hinder our access to capital, as investors may reconsider their capital investment as a result of their assessment of the Company's ESG practices. In particular, customers, consumers, investors and other stakeholders are increasingly focusing on environmental issues, including climate change, water use, deforestation, plastic waste and other sustainability concerns. Changing consumer preferences may also result in decreased demand for plastics and packaging materials, including single-use and non-recyclable plastic products and packaging, and other components of our products and their environmental impact on sustainability. These demands could impact the profitability of our products, cause us to incur additional costs, to make changes to our operations, or to make additional commitments, set targets or establish additional goals and take actions to meet them, which could expose us to market, operational and execution costs and risks.

Concern over climate change or plastics and packaging materials, in particular, may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Increased regulatory requirements, including in relation to various aspects of ESG, such as California's recent enactment of climate-related disclosure laws, or environmental causes may result in increased compliance costs or input costs of energy, raw materials or compliance with emissions standards, which may cause disruptions in the manufacture of our products or an increase in operating costs. We may incur additional costs to control, assess and report on ESG metrics as the nature, scope and complexity of ESG reporting, diligence and disclosure requirements expand. Our ability to achieve any stated goal, target, or objective is subject to numerous factors and conditions, many of which are outside of our control. Any failure to achieve our ESG goals or a perception (whether or not valid) of our failure to act responsibly with respect to the environment or to effectively respond to new, or changes in, legal or regulatory requirements concerning environmental or other ESG matters, or increased operating or manufacturing costs due to increased regulation or environmental causes could adversely affect our business and reputation.

If we do not adapt to or comply with new regulations, or fail to meet the ESG goals under our ESG framework or evolving investor, industry or stakeholder expectations and standards, or if we are perceived to have not responded appropriately to the growing concern for ESG issues, customers and consumers may choose to stop purchasing our products or purchase products from another company or a competitor, and our reputation, business or financial condition may be adversely affected.

***We depend on intellectual property rights licensed from third parties, and disputes regarding, or termination of, these licenses could result in loss of rights, which could harm our business.***

We are dependent in part on intellectual property rights licensed from third parties. Our licenses of such intellectual property rights may not provide exclusive or unrestricted rights in all fields of use and in all territories in which we may wish to develop or commercialize our products in the future and may restrict our rights to offer certain products in certain markets or impose other obligations on us in exchange for our rights to the licensed intellectual property. In addition, we may not have full control over the maintenance, protection or use of in-licensed intellectual property rights, and therefore we may be reliant on our licensors to conduct such activities.

Disputes may arise between us and our licensors regarding the scope of rights or obligations under our intellectual property license agreements, including the scope of our rights to use the licensed intellectual property, our rights with respect to third parties, our and our licensors' obligations with respect to the maintenance and protection of the licensed intellectual property, and other interpretation-related issues. The agreements under which we license intellectual property rights from others are complex, and the provisions of such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the intellectual property being licensed or increase what we believe to be our financial or other obligations under the relevant agreement. Termination of or disputes over such licenses could result in the loss of significant rights.

We are generally also subject to all of the same risks with respect to protection of intellectual property that we license as we are for intellectual property that we own. Any failure on our part or the part of our licensors to adequately protect this intellectual property could have a material adverse effect on our business and results of operations.

***A cyber-attack or failure of one or more key information technology systems, operational technology systems, networks, processes, associated sites or service providers could have a material adverse impact on our business and reputation.***

We rely extensively on information technology ("IT") and operational technology ("OT") systems, networks and services, including Internet sites, data hosting and processing facilities and tools and other hardware, software and technological applications and platforms, some of which are managed, hosted, provided and/or used by third parties or their vendors, to assist in conducting business. The various uses of these systems, networks and services include, but are not limited to:

- ordering and managing materials from suppliers;
- converting materials to finished products;
- managing our supply chain network;
- shipping products to customers;
- marketing and selling products to consumers;
- processing transactions;
- summarizing and reporting results of operations;
- hosting, processing and sharing confidential and proprietary research, business plans and financial information;
- complying with regulatory, legal or tax requirements;
- providing data security; and

- handling other processes necessary to manage our business.

Increased cyber-security threats and cyber-crime, including advanced persistent threats, computer viruses, ransomware, other types of malicious code, hacking, phishing and social engineering schemes designed to provide access to our networks or data, pose a potential risk to the security of our IT and OT systems, networks and services, as well as the confidentiality, availability and integrity of our data. Cyber threats are becoming more sophisticated, are constantly evolving and are being made by groups and individuals with a wide range of expertise and motives, increasing the difficulty of preventing, detecting and successfully defending against them. Furthermore, our relationships with, and access provided to, third parties and their vendors may create difficulties in anticipating and implementing adequate preventative measures or fully mitigating harms after an attack or breach occurs.

We cannot guarantee that our security efforts will prevent attacks and resulting breaches or breakdowns of our, or our third-party service providers', databases or systems. If the IT or OT systems, networks or service providers relied upon fail to function properly, or if we suffer a loss or disclosure of customers' and consumers' data, business or stakeholder information, due to any number of causes, ranging from catastrophic events to power outages to security breaches, or the inability to effectively address these failures on a timely basis, we may suffer interruptions in our ability to manage operations, a risk of government enforcement action, litigation and possible liability, and reputational, competitive and/or business harm, which may adversely impact our results of operations and/or financial condition. In addition, if our service providers, suppliers or customers experience a breach or unauthorized disclosure or system failure, their business could be disrupted or otherwise negatively affected, which may result in a disruption in our supply chain or reduced customer orders or other business operations, which would adversely affect us.

***Legal claims and proceedings could adversely impact our business.***

We may be subject to a wide variety of legal claims and proceedings. Regardless of their merit, these claims can require significant time and expense to investigate and defend. Since litigation is inherently uncertain, there is no guarantee that we will be successful in defending ourselves against such claims or proceedings, or that our assessment of the materiality of these matters, including any reserves taken in connection therewith, will be consistent with the ultimate outcome of such matters. The resolution of, or increase in the reserves taken in connection with, one or more of these matters could have a material adverse effect on our business, results of operations, cash flows and financial condition.

***Our insurance coverage may not adequately protect us against business and operating risks.***

We maintain insurance for some, but not all, of the potential risks and liabilities associated with our business. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive in relation to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance policies are economically unavailable or available only for reduced amounts of coverage. For example, we will not be fully insured against all risks associated with pollution and other environmental incidents or impacts. Moreover, we may face losses and liabilities that are uninsurable by their nature, or that are not covered, fully or at all, under our existing insurance policies. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

### Risks Related to Stockholder Influence, Related Party Transactions and Governance

***Substantial future sales by Packaging Finance Limited or others of our common stock, or the perception that such sales may occur, could depress the price of our common stock.***

Packaging Finance Limited ("PFL") owns the majority of our outstanding common stock. We do not know whether or when PFL will sell shares of our common stock. The sale by PFL or others of a substantial number of shares of our common stock, or a perception that such sales could occur, could significantly reduce the market price of our common stock. The perception of a potential sell-down by PFL could depress the market price of our common stock and make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

***Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.***

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our certificate of incorporation and bylaws include provisions that:

- provide for a staggered board;
- require at least 66-2/3% of the votes that all of our stockholders would be entitled to cast in an annual election of directors in order to amend our certificate of incorporation and bylaws after the date on which PFL and all other entities beneficially owned by Mr. Graeme Richard Hart or his estate, heirs, executor, administrator or other personal representative, or any of his immediate family members or any trust, fund or other entity which is controlled by his estate, heirs, any of his immediate family

members or any of their respective affiliates (PFL and all of the foregoing, collectively, the "Hart Entities") and any other transferee of all of the outstanding shares of common stock held at any time by the Hart Entities which are transferred other than pursuant to a widely distributed public sale ("Permitted Assigns") beneficially own less than 50% of the outstanding shares of our common stock;

- eliminate the ability of our stockholders to call special meetings of stockholders after the date on which the Hart Entities or Permitted Assigns beneficially own less than 50% of the outstanding shares of our common stock;

- prohibit stockholder action by written consent, instead requiring stockholder actions to be taken solely at a duly convened meeting of our stockholders, after the date on which the Hart Entities or Permitted Assigns beneficially own less than 50% of the outstanding shares of our common stock;

- permit our board of directors, without further action by our stockholders, to fix the rights, preferences, privileges and restrictions of preferred stock, the rights of which may be greater than the rights of our common stock;

- restrict the forum for certain litigation against us to the Court of Chancery of the State of Delaware; and

- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. As a result, these provisions may adversely affect the market price and market for our common stock if they are viewed as limiting the liquidity of our stock. These provisions may also make it more difficult for a third party to acquire us in the future, and, as a result, our stockholders may be limited in their ability to obtain a premium for their shares of common stock.

Furthermore, we have entered into a stockholders agreement with PFL which, among other matters, provides PFL with the right to nominate a certain number of directors to our board of directors so long as the Hart Entities beneficially own at least 10% of the outstanding shares of our common stock.

### Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act of 1933, or any other claim for which the federal courts have exclusive jurisdiction. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations.

### We intend to continue to pay regular dividends on our common stock, but our ability to do so may be limited.

We intend to continue to pay cash dividends on our common stock on a quarterly basis, subject to the discretion of our board of directors and our compliance with applicable law, and depending on our results of operations, capital requirements, financial condition, business prospects, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors deems relevant. Our ability to pay dividends is restricted by the terms of our External Debt Facilities and may be restricted by the terms of any future debt or preferred equity securities. Our dividend policy entails certain risks and limitations, particularly with respect to our liquidity. By paying cash dividends rather than investing that cash in our business or repaying any outstanding debt, we risk, among other things, slowing the expansion of our business, having insufficient cash to fund our operations or make capital expenditures or limiting our ability to incur borrowings. Our board of directors will periodically review the cash generated from our business and the capital expenditures required to finance our growth plans and determine whether to modify the amount of regular dividends, cease paying dividends, and/or declare any periodic special dividends. There can be no assurance that our board of directors will not reduce the amount of regular cash dividends or cause us to cease paying dividends altogether.

### We could incur significant liability if our separation from PEI Group fails to qualify as a tax-free transaction for U.S. federal income tax purposes.

We historically operated as part of Pactiv Evergreen Inc. ("PEI") and its subsidiaries (together with PEI, "PEI Group"). In preparation for our IPO, PEI Group effected certain distributions pursuant to the Corporate Reorganization to transfer its interests in us to PFL in a manner that was intended to qualify as tax-free to PFL and PEI Group under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended ("Code"). PEI received a tax opinion as to the tax treatment of these distributions, which relied on certain facts, assumptions, representations and undertakings from Mr. Graeme Hart, PEI Group and us regarding the past and future conduct of the companies' respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not otherwise satisfied, PEI may not be able to rely on the opinion of tax counsel and could be subject to significant tax liabilities. Notwithstanding the opinion of tax counsel, the Internal Revenue Service ("IRS") could determine on audit that these distributions are taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion, or for other reasons. If the distributions are determined to be taxable for U.S. federal income tax purposes, PFL, PEI and Pactiv Evergreen Group Holdings Inc. could incur significant U.S. federal income tax liabilities, and we could also incur significant liabilities. Under the tax matters agreement between PEI and us ("Tax Matters Agreement"), we are required to indemnify PEI Group against taxes incurred by them that arise as a result of, among other things, a breach of any representation made by us, including those provided in connection with the opinion of tax counsel or us taking or failing to take, as the case may be, certain actions, in each case, that result in any of the distributions failing to meet the requirements of a tax-free distribution under Sections 355 and 368(a)(1)(D) of the Code.

### PFL controls the direction of our business and PFL's concentrated ownership of our common stock may prevent our stockholders from influencing significant decisions.

PFL owns and controls the voting power of approximately 74% of our outstanding shares of common stock. Under our stockholders agreement with PFL, PFL is entitled to nominate all of our board of directors so long as it owns at least 50% of our shares, and a majority of our board of directors so long as it owns at least 40% of our shares. Additionally, as long as PFL continues to control a majority of the voting power of our outstanding common stock, it is generally able to determine the outcome of all corporate actions requiring stockholder approval.

PFL and its affiliates engage in a broad spectrum of activities. In the ordinary course of their business activities, PFL and its affiliates may engage in activities where their interests may not be the same as, or may conflict with, the interests of our other stockholders. Other stockholders will not be able to affect the outcome of any stockholder vote while PFL controls the majority of the voting power of our outstanding common stock. As a result, PFL controls, directly or indirectly and subject to applicable law, the composition of our board of directors, which in turn will be able to control all matters affecting us, including, among others:

- any determination with respect to our business direction and policies, including the appointment and removal of officers and directors;

- the adoption of amendments to our certificate of incorporation;

- any determinations with respect to mergers, business combinations or disposition of assets;

- compensation and benefit programs and other human resources policy decisions;

- the payment of dividends on our common stock; and

- determinations with respect to tax matters.

In addition, the concentration of PFL's ownership could also discourage others from making tender offers, which could prevent holders from receiving a premium for their common stock.

Because PFL's interests may differ from ours or from those of our other stockholders, actions that PFL takes with respect to us, as our controlling stockholder, may not be favorable to us or our other stockholders, including holders of our common stock.

### If we are no longer affiliated with PEI Group, we may be unable to continue to benefit from that relationship, which may adversely affect our operations and have a material adverse effect on us.

Our affiliation with PEI Group has provided us with increased scale and reach. We have leveraged our combined scale to coordinate purchases across our operations to reduce costs. In December 2024, the PEI Group announced it has entered into a definitive agreement to be acquired by an unrelated third party (the "PEI Group Acquisition"), pending regulatory approval. If the PEI Group Acquisition is completed, we will no longer be affiliated with PEI Group. If we no longer benefit from the relationship with PEI Group, whether because we are no longer affiliated with PEI Group or otherwise, it may result in increased costs for us and higher prices to our customers because we may be unable to obtain goods, services and technology from unaffiliated third parties on terms as favorable as those previously obtained. As a result of any of the above factors, we may be precluded from pursuing certain opportunities that we would otherwise pursue, including growth opportunities, which in turn may adversely affect our business, financial condition and results of operations.

***We have entered, and may continue to enter, into certain related party transactions. There can be no assurance that we could not have achieved more favorable terms if such transactions had not been entered into with related parties, or that we will be able to maintain existing terms in the future.***

We have entered into various transactions with Rank Group Limited ("Rank") and other related parties that are members of PEI Group, including, among others:

- the lease for our corporate headquarters in Lake Forest, Illinois;

- the lease for a facility used for certain research and development activities in Canandaigua, New York;

- supply agreements where we sell certain products (primarily aluminum foil containers and roll foil) to, and purchase certain products (primarily foam-related tableware) from Pactiv LLC ("Pactiv"), a member of PEI Group;

- a warehousing and freight services agreement whereby Pactiv provides certain logistics services to us; and

- insurance participation in a broader affiliated program.

While we believe that all such transactions have been negotiated on an arm's length basis and contain commercially reasonable terms, we may have been able to achieve more favorable terms had such transactions been entered into with unrelated parties. In addition, while these services are being provided to us by related parties, our operational flexibility to modify or implement changes with respect to such services or the amounts we pay for them may be limited. Such related party transactions may also potentially involve conflicts of interest; for example, in the event of a dispute under any of these related party agreements, PEI Group could decide the matter in a way adverse to us, and our ability to enforce our contractual rights may be limited.

It is also possible that we may enter into related party transactions in the future. Although material related party transactions that we may enter into will be subject to approval or ratification by the Audit Committee, there can be no assurance that such transactions, individually or in the aggregate, will not have an adverse effect on our financial condition and results of operations, or that we could not have achieved more favorable terms if such transactions had not been entered into with related parties.

***If PFL sells a controlling interest in our company to a third party in a private transaction, investors may not realize any change-of-control premium on shares of our common stock and we may become subject to the control of a presently unknown third party.***

PFL owns and controls the voting power of approximately 74% of our outstanding shares of common stock. PFL has the ability, should it choose to do so, to sell some or all of its shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company.

The ability of PFL to privately sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our common stock that are publicly traded, could prevent investors from realizing any change-of-control premium on shares of our common stock that may otherwise accrue to PFL on its private sale of our common stock. Additionally, if PFL privately sells its significant equity interest in our company, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of other stockholders. In addition, if PFL sells a controlling interest in our company to a third party, our liquidity could be impaired, our outstanding indebtedness may be subject to acceleration and our commercial agreements and relationships could be impacted, all of which may adversely affect our ability to run our business as described herein and may have a material adverse effect on our results of operations and financial condition.

***We are a "controlled company" within the meaning of the rules of Nasdaq and, as a result, rely on exemptions from certain corporate governance requirements.***

PFL controls a majority of the voting power of our outstanding common stock. As a result, we are a "controlled company" within the meaning of the corporate governance standards of Nasdaq. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

- the requirement that a majority of the board of directors consist of independent directors;

- the requirement that our compensation, nominating and corporate governance committee be composed entirely of independent directors; and

- the requirement for an annual performance evaluation of our compensation, nominating and corporate governance committee.

While PFL controls a majority of the voting power of our outstanding common stock, we intend to rely on these exemptions and, as a result, will not have a majority of independent directors on our board of directors or a compensation, nominating and corporate

governance committee consisting entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

***PEI Group may compete with us, and its competitive position in certain markets may constrain our ability to build and maintain partnerships.***

We may face competition from a variety of sources, including Pactiv and other members of PEI Group, both today and in the future. For example, while we have supply agreements in place with Pactiv, Pactiv may still compete with us in certain products and/or in certain channels. In addition, while none of the other members of PEI Group currently manufacture or sell products that compete with our products, they may do so in the future, including as a result of acquiring a company that operates as a manufacturer of consumer products. Due to the significant resources of PEI Group, including financial resources and know-how resulting from the previous management of our business, PEI Group could have a significant competitive advantage should it decide to engage in the type of business we conduct, which may materially and adversely affect our business, financial condition and results of operations. Although Pactiv has historically sold the products (primarily tableware and cups) that we purchase from it in the foodservice business-to-business channel, after the termination of our supply agreement with Pactiv it could seek to sell such products in the retail channel or otherwise compete with us, especially where we sell private label or store brand products. As our former supplier, Pactiv would have information about products, including pricing, that could give it a competitive advantage.

In addition, we may partner with companies that compete with PEI Group in certain markets. Our affiliation with PEI Group may affect our ability to effectively partner with these companies. These companies may favor our competitors because of our relationship with PEI Group.

***Conflicts of interest may arise because certain of our directors may hold a board position with PEI Group entities.***

From time to time, certain of our directors may also be directors of PEI or other PEI Group entities. The interests of any such director in PEI, other PEI Group entities and us could create, or appear to create, conflicts of interest with respect to decisions involving both us and PEI or PEI Group entities that could have different implications for PEI and us. These decisions could, for example, relate to:

- disagreement over corporate opportunities;

- competition between us and PEI Group;

- employee retention or recruiting;

- our dividend policy; and

- the services and arrangements from which we benefit as a result of our relationship with PEI Group.

Conflicts of interest could also arise if we enter into any new commercial arrangements with PEI Group in the future. The presence of directors of entities affiliated with PEI on our board of directors could create, or appear to create, conflicts of interest and conflicts in allocating their time with respect to matters involving both us and any one of them, or involving us and PEI, that could have different implications for any of these entities than they do for us. Provisions of our amended and restated certificate of incorporation and amended and restated bylaws address corporate opportunities that are presented to any of our directors who, from time to time, are also directors of PEI and certain of its subsidiaries. We cannot assure you that our amended and restated certificate of incorporation will adequately address potential conflicts of interest or that potential conflicts of interest will be resolved in our favor or that we will be able to take advantage of corporate opportunities presented to any such individual who is a director of both us and PEI. As a result, we may be precluded from pursuing certain advantageous transactions or growth initiatives.

***Our inability to resolve in a manner favorable to us any potential conflicts or disputes that arise between us and PEI Group, PFL or Rank with respect to our past and ongoing relationships may adversely affect our business and prospects.***

Potential conflicts or disputes may arise between PEI Group, PFL or Rank and us in a number of areas relating to our past or ongoing relationships, including:

- tax, employee benefit, indemnification and other matters arising from our relationship with PEI Group, PFL or Rank;

- business combinations involving us;

- the nature, quality and pricing of services PEI Group and Rank have agreed to provide us;

- business opportunities that may be attractive to us and PEI Group;

- intellectual property or other proprietary rights; and

- joint sales and marketing activities with PEI Group.

The resolution of any potential conflicts or disputes between us, PEI Group, PFL or Rank or their subsidiaries over these or other matters may be less favorable to us than the resolution we might achieve if we were dealing with an unaffiliated third party.

The agreements we have entered into with PEI Group and Rank are of varying durations and may be amended upon agreement of the parties. So long as it has the ability to nominate a majority of our board of directors, PFL will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors, and could preclude any acquisition of our company. For so long as we are controlled by PFL, we may be unable to negotiate renewals or amendments to these agreements, if required, on terms as favorable to us as those we would be able to negotiate with an unaffiliated third party.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 1C. CYBERSECURITY

*Governance*

Our information security program is managed by a Chief Information Security Officer ("CISO"), whose team is responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture and processes, including assessing and managing our material risks from cybersecurity threats. The CISO is a Certified Information Systems Security Professional ("CISSP"), and has over 20 years of experience holding various roles in information technology and cybersecurity. The Audit Committee of our Board of Directors is charged with oversight of cybersecurity matters, including oversight of risks from cybersecurity threats.

The CISO provides quarterly reports to the Audit Committee, as well as more frequent reports to our Cyber Security Steering Committee, which includes the Chief Executive Officer, Chief Financial Officer and other members of our senior management. These reports include updates on our cyber risks and threats, the status of projects to strengthen our information security systems, assessments of our information security program, and the emerging threat landscape. Our cybersecurity program is periodically evaluated by internal and external experts, with the results of those reviews reported to senior management and the Audit Committee. We also actively engage with key vendors and industry participants as part of our continuing efforts to evaluate and enhance the effectiveness of our information security policies and procedures.

*Risk Management and Strategy*

We have a comprehensive cybersecurity and information security framework that includes risk assessment and mitigation. We leverage the National Institute of Standards and Technology Cyber Security Framework 2.0 for measuring overall readiness to respond to cyber threats and the Sarbanes-Oxley Act for assessment in internal controls. Our cybersecurity processes are integrated into our overall risk management program, and include a comprehensive cyber crisis management program that would apply if a cybersecurity related incident were to occur.

We perform response simulations, tabletop exercises and recovery tests on a quarterly basis. In addition, we engage external consultants to perform penetration testing at least annually. Our cyber crisis management program includes a documented plan that provides overall coordination of our response to a major cyber incident as well as a resource engagement plan. As part of our crisis management plan, our cyber crisis communication plan accounts for timely and accurate dissemination of information to stakeholders during the crisis. Other components of our crisis management plan are our business continuity plan, that documents the application of specific strategies and measures to enable core business activities to continue during a cyber event, and our disaster recovery plan, that is designed to restore data and systems to their operational state. The ongoing development and maturity of our cyber crisis management program is reported to senior management quarterly.

With respect to third-party service providers, we perform assessments of their information security capabilities prior to entering into a contractual agreement. We also perform periodic information security capabilities reviews for existing third-party service providers based on the risks identified in the initial review, or if events and circumstances necessitate a review.

Refer to "A cyber-attack or failure of one or more key information technology systems, operational technology systems, networks, processes, associated sites or service providers could have a material adverse impact on our business and reputation" in Item 1A. "Risk Factors" for information regarding material risks from cybersecurity threats that affect us.

## ITEM 2. PROPERTIES

Our corporate headquarters are located in Lake Forest, Illinois. In addition, as of December 31, 2024, our production and distribution network consisted of 27 manufacturing and warehouse facilities in 12 states and one manufacturing facility and one warehouse in Canada, which are used to produce and store the products sold in all four of our business segments. We own the majority of our physical properties. We believe that all of our properties are in good operating condition and are suitable to adequately meet our current needs.

**ITEM 3. LEGAL PROCEEDINGS**

From time to time, we are a party to various claims, charges and litigation matters arising in the ordinary course of business. Management and legal counsel regularly review the probable outcome of such proceedings. We have established reserves for legal matters that are probable and estimable, and at December 31, 2024, these reserves were not significant. While we cannot feasibly predict the outcome of these matters with certainty, we believe, based on examination of these matters, experience to date and discussions with counsel, that the ultimate liability, individually or in the aggregate, will not have a material adverse effect on our business, financial position, results of operations or cash flows.

**ITEM 4. MINE SAFETY DISCLOSURES**

Not applicable.

**PART II**

**ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

**Principal Market**

Our common stock is listed on The Nasdaq Stock Market LLC under the "REYN" symbol and began "regular way" trading on The Nasdaq Stock Market LLC on January 31, 2020. Prior to that date, there was no public trading market for our common stock.

**Stockholders**

As of January 31, 2025, there were three holders of record of our common stock. The actual number of our stockholders is greater than this number, and includes beneficial owners whose shares are held in "street name" by banks, brokers and other nominees.

**Dividends**

We expect that our practice of paying quarterly cash dividends on our common stock will continue, although the payment of future dividends is at the discretion of our Board of Directors and will depend upon our earnings, capital requirements, financial condition, contractual restrictions (including under our External Debt Facilities) and other factors.

**Equity Compensation Plan Information**

The information required by this Item concerning our equity compensation plan is incorporated herein by reference to Part III, Item 12 of this report.

**Performance Graph**

The following graph compares our cumulative total stockholder return from January 31, 2020 to December 31, 2024 to that of the S&P 500 Index, the Russell MidCap Index and a peer group. The graph assumes that the value for the investment in our common stock, each index and the peer group was $100 on January 31, 2020, and that all dividends were reinvested. The complete list of our peer group comprises: Church & Dwight Co., Inc., The Clorox Company, Colgate-Palmolive Company, Energizer Holdings, Inc., Kimberly-Clark Corporation, Newell Brands Inc., The Procter & Gamble Company, The Scotts Miracle-Gro Company, Spectrum Brands Holdings, Inc. and WD-40 Company.

Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Reynolds Consumer Products Inc., the S&P 500 Index, the Russell MidCap Index, and a Peer Group
$250
$200
$150
$100
$50
$0
1/20 3/20 6/20 9/20 12/20 3/21 6/21 9/21 12/21 3/22 6/22 9/22 12/22 3/23 6/23 9/23 12/23 3/24 6/24 9/24 12/24
Reynolds Consumer Products Inc.
S&P 500
Russell MidCap
Peer Group




**ITEM 6. [RESERVED]**

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our management's discussion and analysis is intended to help the reader understand our results of operations and financial condition and is provided as an addition to, and should be read in connection with, our consolidated financial statements and the accompanying notes included elsewhere in this Annual Report on Form 10-K.

### Description of the Company and its Business Segments

We are a market-leading consumer products company with a presence in 95% of households across the United States. We produce and sell products that people use in their homes for cooking, serving, cleanup and storage. We sell our products under iconic brands such as Reynolds and Hefty and also under store brands that are strategically important to our retail partners. Overall, across both our branded and store brand offerings, we hold the #1 or #2 U.S. market share position in the majority of product categories in which we participate. Over 50% of our revenue comes from products that are #1 in their respective categories. We have developed our market-leading position by investing in our product categories and consistently developing innovative products that meet the evolving needs and preferences of the modern consumer.

Our mix of branded and store brand products is a key competitive advantage that aligns our goal of growing the overall product categories where we have offerings. Our retail partners also measure their success in category growth, which positions us as a trusted strategic partner. Our Reynolds and Hefty brands have preeminent positions in their categories and carry strong brand recognition in household aisles.

We manage our operations in four operating and reportable segments: Reynolds Cooking & Baking, Hefty Waste & Storage, Hefty Tableware and Presto Products:

- Reynolds Cooking & Baking: Through our Reynolds Cooking & Baking segment, we sell both branded and store brand aluminum foil, disposable aluminum pans, parchment paper, freezer paper, wax paper, butcher paper, plastic wrap, baking cups, oven bags and slow cooker liners. Our branded products are sold under the Reynolds Wrap, Reynolds KITCHENS and EZ Foil brands in the United States and selected international markets, under the ALCAN brand in Canada and under the Diamond brand outside of North America. With our flagship Reynolds Wrap products, we hold the #1 market position in the U.S. consumer foil market measured by retail sales and volume. We also hold the #1 market position in the Canadian branded foil market under the ALCAN brand. We have no significant branded competitor in this market. Reynolds is one of the most recognized household brands in the United States, with 98% brand awareness, and has been the top trusted brand in the consumer foil market for over 75 years, with greater than 50% market share in most of its categories. We also offer more sustainable solutions, such as Reynolds Wrap 100% recycled aluminum, unbleached parchment paper made with a chlorine-free process and coreless wax paper, which uses less packaging material than traditional wax paper rolls.
- Hefty Waste & Storage: Through our Hefty Waste & Storage segment, we produce both branded and store brand trash and food storage bags. Hefty is a well-recognized leader in the trash bag and food storage bag categories and our private label products offer value to our retail partners. Our branded products are sold under the Hefty Ultra Strong and Hefty Strong brands for trash bags, and as the Hefty and Baggies brands for our food storage bags. Hefty has 98% brand awareness and is most commonly identified with the Brand's famous "Hefty! Hefty! Hefty!" slogan. We have the #1 branded market share in the U.S. large black trash bag segment, and the #2 branded market share in the slider bag and tall kitchen trash bag segments. Our robust product portfolio in this segment includes a full suite of products, including sustainable solutions such as blue and clear recycling bags, compostable bags, bags made from recycled materials and orange bags through the Hefty ReNew Program.
- Hefty Tableware: Through our Hefty Tableware segment, we sell both branded and store brand disposable and compostable plates, bowls, platters, containers, cups and cutlery. Our Hefty branded products include dishes, party cups, cutlery and containers. Hefty branded party cups are the #1 party cup in America measured by market share. Our branded products use our Hefty brand to represent both quality and value, and we bring this same quality and value promise to all of our store brands as well. We sell across a broad range of materials and price points in all retail channels, allowing our consumers to select the product that best suits their price, function and aesthetic needs. These materials include sustainable solutions, such as Hefty ECOSAVE and Hefty Compostable Printed Paper Plates. In 2024, we increased the post-consumer recycled content in some of our cups and we added compostable party cups to our assortment.
- Presto Products: Through our Presto Products segment, we primarily sell store brand products in four main categories: food storage bags, trash bags, reusable storage containers and plastic wrap. Presto Products is a market leader in food storage bags and differentiates itself by providing access to category management, consumer insights, marketing, merchandising and research and development ("R&D") resources. Presto Products was the first in the U.S. market to offer a store branded sandwich bag made with an approximately 20% proprietary blend of plant and ocean, renewable materials. Our Presto Products segment also includes our specialty business, which serves other consumer products companies by providing Fresh-Lock and Slide-Rite resealable closure systems.



### Factors Affecting Our Results of Operations

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this Annual Report on Form 10-K titled "Risk Factors."

*Consumer Demand for our Products*

Our business is largely impacted by the demands of our customers, and our success depends on our ability to anticipate and respond to changes in consumer preferences. Our products are household staples with a presence in 95% of households across the United States.

We also expect that consumers' desire for convenience will continue to sustain demand for our products. Today's consumers are focused on convenience, which extends into household products that improve ease of use and provide time savings, and they are willing to pay a higher price for innovative features and functionality. While advanced features are already prevalent in many of our products, we intend to continue investing in product development to accommodate the convenience-oriented lifestyles of today's consumers. Consumer demand is also impacted by changes in consumer lifestyle, environmental concerns and other considerations. In addition, customers' sensitivity to price points contributes to fluctuations in demand in portions of our business.

Branded products and store brand products accounted for 62% and 38% of our revenue, excluding business-to-business revenue, respectively, in the year ended December 31, 2024. We intend to continue investing in both our branded and store brand products to grow the entire product category. Our scale across household aisles and ability to offer both branded and store brand products enable us to grow the overall category. Through our category captain level advisorship roles with our retail partners, we offer marketing and consumer shopping strategies, both in store and online, which expand usage occasions and stimulate consumption for our categories.

*Costs for Raw Materials, Energy, Labor and Freight*

Our business is impacted by fluctuations in the prices of the raw materials, energy and freight costs incurred in manufacturing and distributing our products, as well as fluctuations in labor costs. The primary raw materials used to manufacture our products are plastic resins and aluminum, and we also use commodity chemicals and energy. We are exposed to commodity and other price risk principally from the purchase of resin, aluminum, natural gas, electricity, carton board and diesel. We distribute our products and receive raw materials primarily by rail and truck, which exposes us to fluctuations in labor, freight and handling costs caused by reduced rail and trucking capacity. Sales contracts for our products typically do not contain pass-through mechanisms for raw material, energy, labor and freight cost changes, but we adjust prices, where possible, in response to such price fluctuations.

Resin prices have historically fluctuated with supply and demand, changes in the prices of crude oil and natural gas, changes in refining capacity and the demand for other petroleum-based products. Aluminum prices have also historically fluctuated, as aluminum is a cyclical commodity with prices subject to global market factors. Raw material costs have also been impacted by governmental actions, such as tariffs and trade sanctions.

Purchases of most of our raw materials are based on negotiated rates with suppliers, which are linked to published indices. Typically, we do not enter into long-term purchase contracts that provide for fixed quantities or prices for our principal raw materials.

We use various strategies to manage our cost exposures on certain raw material purchases, including managing these costs through supplier negotiations and entering into contracts of varying durations, and we use naturally established forecast cycles to influence the timing of purchases of raw materials.

Furthermore, since we distribute our products and receive raw materials primarily by rail and truck, reduced availability of rail or trucking capacity and fluctuations in labor, freight and handling costs have caused us to incur increased expenses in certain periods. Where possible, we also adjust the prices of our products in response to fluctuations in production and distribution costs.

Our operating results are also impacted by energy-related cost movements, including those impacting both our manufacturing operations and transportation and utility costs.

*Competitive Environment*

We operate in a marketplace influenced by large retailers with strong negotiating power over their suppliers. Current trends among these large retailers include increased demand for innovative new products from suppliers, requiring suppliers to maintain or reduce product prices and to deliver products within shorter lead times. We also face the threat of competition from new entrants to our markets as well as from existing competitors, including those overseas who may have lower production costs. In addition, the timing and amount in which our competitors invest in advertising and promotional spending may vary from quarter to quarter and impact our sales volumes and financial results. See "Business - Competition" for more detail on our competitors.

*Seasonality*

Portions of our business historically have been moderately seasonal. Overall, our strongest sales are in our fourth quarter and our weakest sales are in our first quarter. This is driven by higher levels of sales of cooking products around major U.S. holidays in our fourth quarter, primarily due to the holiday use of Reynolds Wrap, Reynolds Oven Bags, Reynolds Parchment Paper and disposable aluminum pans. Our tableware products generally have higher sales in the second and fourth quarters of the year, primarily due to outdoor summertime and holiday uses of disposable plates, cups, bowls and cutlery.

*Sustainability*

Interest in environmental sustainability has increased over the past decade, and it has played, and we expect it will continue to play, an increasing role in consumer purchasing decisions. For instance, there have been recent concerns about the environmental impact of single-use disposable products and products made from plastic, particularly polystyrene foam, affecting our products, especially our Hefty Tableware segment. While there is a focus on environmentally friendly products, survey results indicate that in most of our product categories, consumers continue to rank performance-related purchase criteria, such as durability and ease of use, followed by price, as top considerations, rather than sustainability. As our consumers may shift towards purchasing more sustainable products, we have focused much of our innovation efforts around sustainability. We offer a broad line of products made with recycled, renewable, recyclable and compostable materials. We intend to continue sustainability innovation in our efforts to be at the leading edge of recyclability, renewability and compostability in order to offer our customers environmentally sustainable choices. Our 2023 acquisition of privately held Atacama Manufacturing Inc. enhanced our innovation pipeline with sustainable products from plant-based resins.

## Non-GAAP Measures

In this Annual Report on Form 10-K we use the non-GAAP financial measures "Adjusted EBITDA", "Adjusted Net Income" and "Adjusted Diluted Earnings Per Share" ("Adjusted EPS"), which are measures adjusted for the impact of specified items and are not in accordance with GAAP.

We define Adjusted EBITDA as net income calculated in accordance with GAAP, plus the sum of income tax expense, net interest expense, depreciation and amortization and as may be further adjusted to exclude IPO and separation-related costs, as well as other non-recurring items, if applicable. We define Adjusted Net Income and Adjusted EPS as Net Income and Earnings Per Share ("EPS") calculated in accordance with GAAP, plus IPO and separation-related costs and other non-recurring costs.

We present Adjusted EBITDA because it is a key measure used by our management team to evaluate our operating performance, generate future operating plans and make strategic decisions. In addition, our chief operating decision maker uses Adjusted EBITDA of each reportable segment to evaluate the operating performance of such segments. We use Adjusted Net Income and Adjusted EPS as supplemental measures to evaluate our business' performance in a way that also considers our ability to generate profit without the impact of certain items. Accordingly, we believe presenting these measures provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors.

Non-GAAP information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP. In addition, our non-GAAP financial measures may not be the same as or comparable to similar non-GAAP financial measures presented by other companies.

The following table presents a reconciliation of our net income, the most directly comparable GAAP financial measure, to Adjusted EBITDA:

| | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| | (in millions) | | |
| **Net income – GAAP** | $ 352 | $ 298 | $ 258 |
| Income tax expense | 99 | 95 | 80 |
| Interest expense, net | 98 | 119 | 76 |
| Depreciation and amortization | 129 | 124 | 117 |
| IPO and separation-related costs [1] | — | — | 12 |
| Other | — | — | 3 |
| **Adjusted EBITDA (Non-GAAP)** | $ 678 | $ 636 | $ 546 |

(1)    Reflects costs during the year ended December 31, 2022 related to our separation to operate as a stand-alone public company as well as costs related to the IPO process. No such costs were incurred during the years ended December 31, 2024 and 2023.

The following table presents a reconciliation of our net income and diluted EPS, the most directly comparable GAAP financial measures, to Adjusted Net Income and Adjusted EPS:

| | Year Ended December 31, 2024 | | | Year Ended December 31, 2023 | | | Year Ended December 31, 2022 | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| (in millions, except for per share data) | Net Income | Diluted Shares | Diluted EPS | Net Income | Diluted Shares | Diluted EPS | Net Income | Diluted Shares | Diluted EPS |
| **As Reported - GAAP** | $ 352 | 210.4 | $ 1.67 | $ 298 | 210.0 | $ 1.42 | $ 258 | 209.9 | $ 1.23 |
| **Adjustments:** | | | | | | | | | |
| IPO and separation-related costs [1] | — | — | — | — | — | — | 9 | 209.9 | 0.04 |
| Other [1] | — | — | — | — | — | — | 2 | 209.9 | 0.01 |
| **Adjusted (Non-GAAP)** | $ 352 | 210.4 | $ 1.67 | $ 298 | 210.0 | $ 1.42 | $ 269 | 209.9 | $ 1.28 |

(1)    Amounts are after tax, calculated using a tax rate of 23.6% for the year ended December 31, 2022, which is our effective tax rate for that period.

**Results of Operations**

The following discussion should be read in conjunction with our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. Detailed comparisons of revenue and results are presented in the discussions of the operating segments, which follow our consolidated results discussion.

Certain discussions in this section provide a breakdown of net revenues between our retail business and non-retail business. Our retail business net revenues consist of sales to grocery stores, mass merchants, warehouse clubs, discount chains, dollar stores, drug stores, home improvement stores, military outlets and eCommerce retailers. Our non-retail business net revenues consist of aluminum sales to food service customers, which are classified as related party revenues, and industrial customers.

Discussions of the year ended December 31, 2023 items and comparisons between the year ended December 31, 2023 and the year ended December 31, 2022 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K filed on February 7, 2024.

**Aggregation of Segment Revenue and Adjusted EBITDA**

| (in millions) | Reynolds Cooking & Baking | Hefty Waste & Storage | Hefty Tableware | Presto Products | Unallocated[2] | Total Reynolds Consumer Products |
|---|---|---|---|---|---|---|
| Net revenues | | | | | | |
| 2024 | $ 1,247 | $ 959 | $ 918 | $ 596 | $ (25) | $ 3,695 |
| 2023 | 1,273 | 942 | 967 | 593 | (19) | 3,756 |
| Adjusted EBITDA [1] | | | | | | |
| 2024 | $ 222 | $ 272 | $ 147 | $ 130 | $ (93) | $ 678 |
| 2023 | 184 | 261 | 174 | 112 | (95) | 636 |

(1)     Adjusted EBITDA is a non-GAAP measure. See "Non-GAAP Measures" for details, including a reconciliation between net income and Adjusted EBITDA.

(2)     The unallocated net revenues include elimination of intersegment revenues and other revenue adjustments. The unallocated Adjusted EBITDA represents the combination of corporate expenses which are not allocated to our segments and other unallocated revenue adjustments.

**Year Ended December 31, 2024 Compared with the Year Ended December 31, 2023**

*Total Reynolds Consumer Products*

| | For the Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| (in millions, except for %) | 2024 | % of Revenue | 2023 | % of Revenue | Change | % Change |
| Net revenues | $ 3,618 | 98 % | $ 3,673 | 98 % | $ (55) | (1) % |
| Related party net revenues | 77 | 2 % | 83 | 2 % | (6) | (7) % |
| **Total net revenues** | **3,695** | **100 %** | **3,756** | **100 %** | **(61)** | **(2) %** |
| Cost of sales | (2,717) | (74) % | (2,814) | (75) % | 97 | 3 % |
| **Gross profit** | **978** | **26 %** | **942** | **25 %** | **36** | **4 %** |
| Selling, general and administrative expenses | (429) | (12) % | (430) | (11) % | 1 | — % |
| Other expense, net | — | — % | — | — % | — | — % |
| **Income from operations** | **549** | **15 %** | **512** | **14 %** | **37** | **7 %** |
| Interest expense, net | (98) | (3) % | (119) | (3) % | 21 | 18 % |
| **Income before income taxes** | **451** | **12 %** | **393** | **10 %** | **58** | **15 %** |
| Income tax expense | (99) | (3) % | (95) | (3) % | (4) | (4) % |
| **Net income** | **$ 352** | **10 %** | **$ 298** | **8 %** | **$ 54** | **18 %** |
| **Adjusted EBITDA [1]** | **$ 678** | **18 %** | **$ 636** | **17 %** | **$ 42** | **7 %** |

(1)     Adjusted EBITDA is a non-GAAP measure. See "Non-GAAP Measures" for details, including a reconciliation between net income and Adjusted EBITDA.

*Components of Change in Net Revenues for the Year Ended December 31, 2024 vs. the Year Ended December 31, 2023*

| | Price | Volume/Mix | | Total |
|---|---|---|---|---|
| | | Retail | Non-Retail | |
| Reynolds Cooking & Baking | — % | (1) % | (1) % | (2) % |
| Hefty Waste & Storage | 1 % | 1 % | — % | 2 % |
| Hefty Tableware | (2) % | (3) % | — % | (5) % |
| Presto Products | 1 % | — % | — % | 1 % |
| **Total RCP** | **(1) %** | **(1) %** | **— %** | **(2) %** |

*Total Net Revenues.* Total net revenues decreased by $61 million, or 2%, to $3,695 million. The 2% decrease was driven by lower volume and lower pricing.

*Cost of Sales.* Cost of sales decreased by $97 million, or 3%, to $2,717 million. The decrease was primarily driven by lower material and manufacturing costs, as well as lower volume, partially offset by higher logistics costs.

*Selling, General and Administrative Expenses.* Selling, general and administrative expenses ("SG&A") decreased by $1 million to $429 million.

*Other Expense, Net.* Other expense, net was zero in each of the twelve months ended December 31, 2024 and 2023.

*Interest Expense, Net.* Interest expense, net decreased by $21 million, or 18%, to $98 million. The decrease was primarily due to a lower outstanding principal balance on our external debt facilities as a result of voluntary principal payments made on our term loan facility.

*Income Tax Expense.* Our effective tax rate declined by 2.2%, from 24.1% for the year ended December 31, 2023, to 21.9% for the year ended December 31, 2024. The decrease was primarily due to the recognition of a discrete tax benefit for the remeasurement of deferred tax liabilities.

*Adjusted EBITDA.* Adjusted EBITDA increased by $42 million, or 7%, to $678 million. The increase in Adjusted EBITDA was primarily due to lower material and manufacturing costs, partially offset by higher logistics costs and the impact of lower net revenues.

**Segment Information**

*Reynolds Cooking & Baking*

| | For the Years Ended December 31, | | | |
|---|---|---|---|---|
| (in millions, except for %) | 2024 | 2023 | Change | % Change |
| Retail net revenues | $ 1,070 | $ 1,076 | $ (6) | (1) % |
| Non-retail net revenues | 177 | 197 | (20) | (10) % |
| Total segment net revenues | $ 1,247 | $ 1,273 | $ (26) | (2) % |
| Segment Adjusted EBITDA | $ 222 | $ 184 | $ 38 | 21 % |
| Segment Adjusted EBITDA Margin | 18 % | 14 % | | |

*Total Segment Net Revenues.* Reynolds Cooking & Baking total segment net revenues decreased by $26 million, or 2%, to $1,247 million. The decrease in net revenues was primarily due to lower non-retail volume.

*Adjusted EBITDA.* Reynolds Cooking & Baking Adjusted EBITDA increased by $38 million, or 21%, to $222 million. The increase in Adjusted EBITDA was primarily driven by lower material and manufacturing costs.

*Hefty Waste & Storage*

| (in millions, except for %) | | For the Years Ended December 31, | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | **2024** | | **2023** | | **Change** | | **% Change** |
| Total segment net revenues | $ | 959 | $ | 942 | $ | 17 | | 2 % |
| Segment Adjusted EBITDA | | 272 | | 261 | | 11 | | 4 % |
| Segment Adjusted EBITDA Margin | | 28 % | | 28 % | | | | |

*Total Segment Net Revenues.* Hefty Waste & Storage total segment net revenues increased by $17 million, to $959 million. The increase in net revenues was primarily due to higher volume and timing of promotional activities.

*Adjusted EBITDA.* Hefty Waste & Storage Adjusted EBITDA increased by $11 million, or 4%, to $272 million. The increase in Adjusted EBITDA was primarily driven by lower material and manufacturing costs and the benefit of higher net revenues, partially offset by higher logistics costs.

*Hefty Tableware*

| (in millions, except for %) | | For the Years Ended December 31, | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | **2024** | | **2023** | | **Change** | | **% Change** |
| Total segment net revenues | $ | 918 | $ | 967 | $ | (49) | | (5) % |
| Segment Adjusted EBITDA | | 147 | | 174 | | (27) | | (16) % |
| Segment Adjusted EBITDA Margin | | 16 % | | 18 % | | | | |

*Total Segment Net Revenues.* Hefty Tableware total segment net revenues decreased by $49 million, or 5%, to $918 million. The decrease in net revenues was primarily due to lower foam volume driven by foam-related consumer behavior and regulatory pressure, as well as lower pricing.

*Adjusted EBITDA.* Hefty Tableware Adjusted EBITDA decreased by $27 million, or 16%, to $147 million. The decrease in Adjusted EBITDA was primarily driven by the impact of lower net revenues.

*Presto Products*

| (in millions, except for %) | | For the Years Ended December 31, | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | **2024** | | **2023** | | **Change** | | **% Change** |
| Total segment net revenues | $ | 596 | $ | 593 | $ | 3 | | 1 % |
| Segment Adjusted EBITDA | | 130 | | 112 | | 18 | | 16 % |
| Segment Adjusted EBITDA Margin | | 22 % | | 19 % | | | | |

*Total Segment Net Revenues.* Presto Products total segment net revenues increased by $3 million, or 1%, to $596 million. The increase in net revenues was primarily due to the timing of the pass through of higher commodity costs.

*Adjusted EBITDA.* Presto Products Adjusted EBITDA increased by $18 million, or 16%, to $130 million. The increase in Adjusted EBITDA was primarily driven by lower material and manufacturing costs and the benefit of product portfolio optimization.

**Seasonality**

Portions of our business historically have been moderately seasonal. Overall, our strongest sales are in our fourth quarter and our weakest sales are in our first quarter. This is driven by higher levels of sales of cooking products around major U.S. holidays in our fourth quarter, primarily due to the holiday use of Reynolds Wrap, Reynolds Oven Bags, Reynolds Parchment Paper and disposable aluminum pans. Our tableware products generally have higher sales in the second and fourth quarters of the year, primarily due to outdoor summertime and holiday uses of disposable plates, cups, bowls and cutlery.

**Liquidity and Capital Resources**

Our principal sources of liquidity are existing cash and cash equivalents, cash generated from operating activities, including proceeds from factored receivables, and available borrowings under the Revolving Facility.

The following table discloses our cash flows for the years presented:

| (in millions) | | For the Years Ended December 31, | | |
|---|---|---|---|---|
| | | **2024** | | **2023** |
| Net cash provided by operating activities | $ | 489 | $ | 644 |
| Net cash used in investing activities | | (120) | | (110) |
| Net cash used in financing activities | | (346) | | (457) |
| Effect of exchange rate on cash and cash equivalents | | (1) | | — |
| **Net increase in cash and cash equivalents** | $ | 22 | $ | 77 |

*Cash provided by operating activities*

Net cash from operating activities decreased by $155 million, or 24%, to $489 million. The decrease was primarily driven by the normalization of inventory levels following significant reductions implemented in the year ended December 31, 2023. This was partially offset by other working capital optimization initiatives and improved earnings.

*Cash used in investing activities*

Net cash used in investing activities increased by $10 million, or 9%, to $120 million due to an increase in capital spend.

*Cash used in financing activities*

Net cash used in financing activities decreased by $111 million, or 24%, to $346 million. We made voluntarily principal payments of $150 million during the year ended December 31, 2024 compared to voluntary principal payments of $250 million during the year ended December 31, 2023.

*External Debt Facilities*

In February 2020, we entered into the External Debt Facilities which consists of a $2,475 million Term Loan Facility and a Revolving Facility that provided for additional borrowing capacity of up to $250 million, reduced by amounts used for letters of credit. In February 2023, we amended the External Debt Facilities ("Amendment No. 1") which replaced the benchmark from the London Interbank Offered Rate ("LIBOR") to the Secured Overnight Financing Rate ("SOFR"). Additionally, in November 2023, we further amended the External Debt Facilities ("Amendment No. 2") to extend the maturity date of the Revolving Facility by one year. In October 2024, we further amended our External Debt Facilities ("Amendment No. 3") to replace the undrawn $250 million revolving facility maturing in February 2026 with an undrawn $700 million revolving facility maturing in October 2029. Other than the foregoing, the material terms of the External Debt Facilities, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 ("Amended External Debt Facilities") remain unchanged.

As of December 31, 2024, the outstanding balance under the Term Loan Facility was $1,695 million. As of December 31, 2024, we had no outstanding borrowings under the Revolving Facility, and we had $6 million of letters of credit outstanding, which reduces the borrowing capacity under the Revolving Facility.

The borrower under the Amended External Debt Facilities is Reynolds Consumer Products LLC (the "Borrower"). The Revolving Facility includes a sub-facility for letters of credit. In addition, the Amended External Debt Facilities provide that the Borrower has the right at any time, subject to customary conditions, to request incremental term loans or incremental revolving credit commitments in amounts and on terms set forth therein. The lenders under the Amended External Debt Facilities are not under any obligation to provide any such incremental loans or commitments, and any such addition of or increase in loans is subject to certain customary conditions precedent and other provisions.

*Interest rate and fees*

Borrowings under the Amended External Debt Facilities bear interest at a rate per annum equal to, at our option, either a base rate plus an applicable margin of 0.75% or a SOFR rate plus an applicable margin of 1.75%.

During 2020 and 2022, we entered into a series of interest rate swaps to fix the LIBOR of our External Debt Facilities. In February 2023, we amended our interest rate swaps to replace the interest rate benchmark from LIBOR to SOFR. Other than the foregoing, the material terms of the interest rate swap agreements remained unchanged, and our election to use practical expedients under Accounting Standards Update ("ASU") 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, and ASU 2021-01, *Reference Rate Reform (Topic 848): Scope*, resulted in no material impacts on the consolidated financial statements. The aggregate notional amount of our interest rate swaps still in effect as of December 31, 2024 was $1,150 million, and the SOFR is fixed at an annual rate of 0.40% to 3.40% (for an annual effective interest rate of 2.15% to 5.15%, including margin). These interest rate swaps hedge a portion of the interest rate exposure resulting from our Term Loan Facility for periods ranging from one to two years.

*Prepayments*

The Term Loan Facility contains customary mandatory prepayments, including with respect to excess cash flow, asset sale proceeds and proceeds from certain incurrences of indebtedness.

The Borrower may voluntarily repay outstanding loans under the Term Loan Facility at any time without premium or penalty, other than customary breakage costs with respect to SOFR based loans. During the years ended December 31, 2024 and 2023, we made voluntary principal payments of $150 million and $250 million, respectively, related to the Term Loan Facility, which were not subject to a prepayment premium. Subsequent to December 31, 2024, we made a voluntary principal payment of $50 million related to our Term Loan Facility.

*Amortization and maturity*

The Term Loan Facility matures in February 2027. As a result of previous voluntary principal repayments, we have no further quarterly amortization payments due on the Term Loan Facility.

As amended, the Revolving Facility matures in October 2029.

*Guarantee and security*

All obligations under the Amended External Debt Facilities and certain hedge agreements and cash management arrangements provided by any lender party to the Amended External Debt Facilities or any of its affiliates and certain other persons are unconditionally guaranteed by Reynolds Consumer Products Inc. ("RCPI"), the Borrower (with respect to hedge agreements and cash management arrangements not entered into by the Borrower) and certain of RCPI's existing and subsequently acquired or organized direct or indirect material wholly-owned U.S. restricted subsidiaries, with customary exceptions including, among other things, where providing such guarantees is not permitted by law, regulation or contract or would result in material adverse tax consequences.

All obligations under the Amended External Debt Facilities and certain hedge agreements and cash management arrangements provided by any lender party to the Amended External Debt Facilities or any of its affiliates and certain other persons, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by: (i) a perfected first-priority pledge of all the equity interests of each wholly-owned material restricted subsidiary of RCPI, the Borrower or a subsidiary guarantor, including the equity interests of the Borrower (limited to 65% of voting stock in the case of first-tier non-U.S. subsidiaries of RCPI, the Borrower or any subsidiary guarantor) and (ii) perfected first-priority security interests in substantially all tangible and intangible personal property of RCPI, the Borrower and the subsidiary guarantors (subject to certain other exclusions).

*Certain covenants and events of default*

The Amended External Debt Facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability and the ability of the restricted subsidiaries of RCPI to:

- incur additional indebtedness and guarantee indebtedness;

- create or incur liens;

- engage in mergers or consolidations;

- sell, transfer or otherwise dispose of assets;

- pay dividends and distributions or repurchase capital stock;

- prepay, redeem or repurchase certain indebtedness;

- make investments, loans and advances;

- enter into certain transactions with affiliates;

- enter into agreements which limit the ability of our restricted subsidiaries to incur restrictions on their ability to make distributions; and

- enter into amendments to certain indebtedness in a manner materially adverse to the lenders.

The Amended External Debt Facilities contain a springing financial covenant requiring compliance with a ratio of first lien net indebtedness to consolidated EBITDA, applicable solely to the Revolving Facility. The financial covenant is tested on the last day of any fiscal quarter only if the aggregate principal amount of borrowings under the Revolving Facility and drawn but unreimbursed letters of credit exceed 35% of the total amount of commitments under the Revolving Facility on such day.

If an event of default occurs, the lenders under the Amended External Debt Facilities are entitled to take various actions, including the acceleration of amounts due under the Amended External Debt Facilities and all actions permitted to be taken by secured creditors.

We are currently in compliance with the covenants contained in our Amended External Debt Facilities.

*Accounts Receivable Factoring*

We are party to a factoring agreement with JP Morgan Chase Bank, N.A. to sell certain accounts receivable up to $95 million. We had no outstanding balance owed under the factoring arrangement as of December 31, 2024 and 2023. Transactions under this agreement are accounted for as sales of accounts receivable, and the receivables sold are removed from the consolidated balance sheet at the time of the sales transaction. We classify proceeds received from the sales of accounts receivable as an operating cash flow in the consolidated statement of cash flows. We record the discount as other expense, net in the consolidated statement of income.

*Supply Chain Financing*

During the year ended December 31, 2023, we initiated a voluntary Supply Chain Finance program (the "SCF") with a global financial institution (the "SCF Bank"). Under the SCF, qualifying suppliers may elect to sell their receivables from us to the SCF Bank. These participating suppliers negotiate their receivables sales arrangements directly with the SCF Bank. We are not party to those agreements, nor do we provide any security or other forms of guarantees to the SCF Bank. The participation in the program is at the sole discretion of the supplier, we have no economic interest in a supplier's decision to enter into the agreement and have no direct financial relationship with the SCF Bank, as it relates to the SCF. Once a qualifying supplier elects to participate in the SCF and reaches an agreement with the SCF Bank, they elect which individual invoices they sell to the SCF Bank.

The terms of our payment obligations are not impacted by a supplier's participation in the SCF and as such, the SCF has no impact on our balance sheets, cash flows or liquidity. Our payment terms with our suppliers for similar services and materials within individual markets are consistent between suppliers that elect to participate in the SCF and those that do not participate.

All outstanding amounts related to suppliers participating in the SCF are recorded within accounts payable in the consolidated balance sheet and associated payments are included as an operating cash flow in the consolidated statement of cash flows. As of December 31, 2024 and 2023, the amount of obligations outstanding that we have confirmed as valid under the SCF were $12 million and $19 million, respectively.

*Dividends*

During the year ended December 31, 2024, cash dividends totaling $0.92 per share were declared and paid. On January 30, 2025, a quarterly cash dividend of $0.23 per share was declared and is to be paid on February 28, 2025. We expect to continue paying cash dividends on a quarterly basis; however, future dividends are at the discretion of our Board of Directors and will depend upon our earnings, capital requirements, financial condition, contractual limitations (including under the Amended External Debt Facilities) and other factors.

****

We believe that our projected cash position, cash flows from operations, including proceeds from factored receivables, and available borrowings under the Revolving Facility are sufficient to meet debt service, capital expenditures and working capital needs for the foreseeable future. However, we cannot ensure that our business will generate sufficient cash flow from operations or that future borrowings will be available under our borrowing agreements in amounts sufficient to pay indebtedness or fund other liquidity needs. Actual results of operations will depend on numerous factors, many of which are beyond our control as further discussed in "Item 1A. Risk Factors".

### Contractual Obligations

The following table summarizes our material contractual obligations as of December 31, 2024:

| (in millions) | Total | Less than one year | One to three years | Three to five years | Greater than five years |
|---|---|---|---|---|---|
| Long-term debt [1] | $ 1,918 | $ 107 | $ 1,811 | $ — | $ — |
| Operating lease liabilities [2] | 123 | 27 | 47 | 32 | 17 |
| Finance lease liabilities | 20 | 2 | 4 | 4 | 10 |
| Unconditional capital expenditure obligations | 51 | 51 | — | — | — |
| Postretirement benefit plan obligations | 15 | 2 | 3 | 2 | 8 |
| **Total contractual obligations** | $ 2,127 | $ 189 | $ 1,865 | $ 38 | $ 35 |

(1) Total obligations for long-term debt consist of the principal amounts and interest obligations. The interest rate on the floating rate debt balances has been assumed to be the same as the rate in effect as of December 31, 2024.

(2) Total operating lease liabilities include $17 million in commitments related to operating leases executed that have not yet commenced.

As of December 31, 2024, our liabilities for uncertain tax positions and defined benefit pension obligations totaled $12 million. The ultimate timing of these liabilities cannot be determined; therefore, we have excluded these amounts from the contractual obligations table above.

### Off-Balance Sheet Arrangements

We have no material off-balance sheet obligations.

### Critical Accounting Estimates

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our consolidated financial statements. Critical accounting estimates are those that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition and results of operations. Specific areas requiring the application of management's estimates and judgments include, among others, assumptions pertaining to valuation assumptions of goodwill and intangible assets, useful lives of long-lived assets and sales incentives. Accordingly, a different financial presentation could result depending on the judgments, estimates or assumptions that are used. A summary of our significant accounting policies and use of estimates is contained in Note 2 - Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

We believe that the accounting estimates and assumptions described below involve significant subjectivity and judgment, and changes to such estimates or assumptions could have a material impact on our financial condition or operating results. Therefore, we consider an understanding of the variability and judgment required in making these estimates and assumptions to be critical in fully understanding and evaluating our reported financial results.

*Revenue Recognition-Sales Incentives*

We routinely commit to one-time or ongoing trade-promotion programs with our customers. Programs include discounts, allowances, shelf-price reductions, end-of-aisle or in-store displays of our products and graphics and other trade-promotion activities conducted by the customer, such as coupons. Collectively, we refer to these as sales incentives or trade promotions. Costs related to these programs are recorded as a reduction to revenue. Our trade promotion accruals are primarily based on estimated volume and incorporate historical sales and spending trends by customer and category. The determination of these estimated accruals requires judgment and may change in the future as a result of changes in customer promotion participation, particularly for new programs and for programs related to the introduction of new products. Final determination of the total cost of a promotion is dependent upon customers providing information about proof of performance and other information related to the promotional event. This process of analyzing and settling trade-promotion programs with customers could impact our results of operations and trade promotion accruals depending on how actual results of the programs compare to original estimates. Sales incentives represented 5%, 5%, and 4% of total net revenues for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, we had accruals of $36 million and $40 million, respectively, reflected on our consolidated balance sheets in Accrued and other current liabilities related to sales incentive programs.

*Goodwill, Indefinite-Lived Intangible Assets and Long-Lived Assets*

We test our goodwill and other indefinite-lived intangible assets for impairment annually in the fiscal fourth quarter unless there are indications during a different interim period that these assets may have become impaired. No impairments were identified as a result of our impairment review performed annually during the fourth quarter of fiscal years 2024, 2023 and 2022.

 Goodwill

Our reporting units for goodwill impairment testing purposes are Reynolds Cooking & Baking, Hefty Waste & Storage, Hefty Tableware and Presto Products. No instances of impairment were identified during the fiscal year 2024 annual impairment review. All of our reporting units had fair values that significantly exceeded recorded carrying values. However, future changes in the judgments, assumptions and estimates that are used in the impairment testing for goodwill as described below could result in significantly different estimates of the fair values.

In our evaluation of goodwill impairment, we have the option to first assess qualitative factors such as the maturity and stability of the reporting unit, the magnitude of the excess fair value over carrying value from the prior year's impairment testing, other reporting unit operating results as well as new events and circumstances impacting the operations at the reporting unit level. If the result of a qualitative test indicates a potential for impairment, or if we voluntarily elect, a quantitative test is performed, wherein we compare the estimated fair value of each reporting unit to its carrying value. In all instances where a quantitative test was performed, the estimated fair value exceeded the carrying value of the reporting unit and none of our reporting units were at a risk of failing the quantitative test. If the estimated fair value of any reporting unit had been less than its carrying value, an impairment charge would have been recorded for the amount by which the reporting unit's carrying amount exceeds its fair value.

To determine the fair value of a reporting unit as part of our quantitative test, we use a capitalization of earnings method under the income approach. Under this approach, we estimate the forecasted Adjusted EBITDA of each reporting unit and capitalize this amount using a multiple. The Adjusted EBITDA amounts are consistent with those we use in our internal planning, which gives consideration to actual business trends experienced and the long-term business strategy. The selection of a capitalization multiple incorporates consideration of comparable entity trading multiples within the same industry and recent sale and purchase transactions. Changes in such estimates or the application of alternative assumptions could produce different results.

Indefinite-Lived Intangible Assets

Our indefinite-lived intangible assets consist of certain trade names. We test indefinite-lived intangible assets for impairment on an annual basis in the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We have the option to first assess qualitative factors such as the maturity of the trade name, the magnitude of the excess fair value over carrying value from the prior year's impairment testing, as well as new events and circumstances impacting the trade name. If the result of a qualitative test indicates a potential for impairment, or if we voluntarily elect, a quantitative test is performed. If the carrying amount of such asset exceeds its estimated fair value, an impairment charge is recorded for the difference between the carrying amount and the estimated fair value. When a quantitative test is performed we use a relief from royalty computation under the income approach to estimate the fair value of our trade names. This approach requires significant judgments in determining (i) the estimated future branded revenue from the use of the asset; (ii) the relevant royalty rate to be applied to these estimated future cash flows; and (iii) the appropriate discount rates applied to those cash flows to determine fair value. Changes in such estimates or the use of alternative assumptions could produce different results. No instances of impairment were identified during the fiscal year 2024 annual impairment review. Each of our indefinite-lived intangible assets had fair values that significantly exceeded recorded carrying values.

Long-Lived Assets

Long-lived assets, including finite-lived intangible assets, are reviewed for possible impairment whenever events or changes in circumstances occur that indicate that the carrying amount of an asset (or asset group) may not be recoverable. Our impairment review requires significant management judgment, including estimating the future success of product lines, future sales volumes, revenue and expense growth rates, alternative uses for the assets and estimated proceeds from the disposal of the assets. We review business plans for possible impairment indicators. Impairment occurs when the carrying amount of the asset (or asset group) exceeds its estimated future undiscounted cash flows. When impairment is indicated, an impairment charge is recorded for the difference between the asset's carrying value and its estimated fair value. Depending on the asset, estimated fair value may be determined either by use of a discounted cash flow model or by reference to estimated selling values of assets in similar condition. The use of different assumptions would increase or decrease the estimated fair value of assets and would increase or decrease any impairment measurement.

### Recent Accounting Pronouncements

New accounting guidance that we have recently adopted, as well as accounting guidance that has been recently issued but not yet adopted by us, is included in Note 2 - Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are subject to risks from adverse fluctuations in interest rates and commodity prices. Our objective in managing our exposure to market risk is to limit the impact on earnings and cash flow.

*Interest Rate Risk*

We had significant variable rate debt commitments outstanding as of December 31, 2024, which accrue interest at the SOFR rate plus an applicable margin of 1.75%. These on-balance sheet financial instruments expose us to interest rate risk.

During 2020 and 2022, we entered into a series of interest rate swaps which fixed the LIBOR of our External Debt Facilities. In February 2023, we amended our interest rate swaps to replace the interest rate benchmark from the LIBOR to SOFR. Other than the foregoing, the material terms of the interest rate swap agreements remained unchanged, and our election to use practical expedients under ASUs 2020-04 and 2021-01 resulted in no material impacts on the consolidated financial statements. The aggregate notional amount of our interest rate swaps still in effect as of December 31, 2024 was $1,150 million, and the SOFR is fixed at an annual rate of 0.40% to 3.40% (for an annual effective interest rate of 2.15% to 5.15%, including margin). These interest rate swaps hedge a portion of the interest rate exposure resulting from our Term Loan Facility for periods ranging from one to two years. We classify these instruments as cash flow hedges. Our average variable rate for the remaining notional amount of $1,150 million is a one-month SOFR plus an applicable margin of 1.75%. The fair value of our interest rate swaps included on our consolidated balance sheets as of December 31, 2024 was $16 million. Refer to Note 8 – Financial Instruments for further detail.

| Maturity date | Pay fixed / receive variable notional (in millions) | | Average pay rate [1] |
|---|---|---|---|
| 2025 | $ | 150 | 2.2 % |
| 2026 | | 1,000 | 4.7 % |
| **Total** | $ | **1,150** | |

(1) Includes 1.75% applicable margin on the one-month SOFR.

Based on the unhedged outstanding borrowings under the Term Loan Facility as of December 31, 2024, a 100-basis point increase (decrease) in the interest rates under the Term Loan Facility would result in a $5 million increase (decrease) in interest expense, per annum, on our borrowings.

*Commodity Risk*

We are exposed to commodity and other price risk principally from the purchase of resin, aluminum, natural gas, electricity, carton board and diesel. In some instances, we use contracts of varying durations along with strategic pricing mechanisms to manage volatility for a portion of our commodity costs, but derivative instruments are not currently being used to manage these risks.

**ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

**INDEX TO CONSOLIDATED FINANCIAL STATEMENTS**

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholders of Reynolds Consumer Products Inc.

***Opinions on the Financial Statements and Internal Control over Financial Reporting***

We have audited the accompanying consolidated balance sheets of Reynolds Consumer Products Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of income, of comprehensive income, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

***Basis for Opinions***

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

***Definition and Limitations of Internal Control over Financial Reporting***

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

***Critical Audit Matters***

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Revenue Recognition for Certain Contracts with Customers*
As described in Note 2 to the consolidated financial statements, the Company recorded total net revenues of $3,695 million for the year ended December 31, 2024, of which a portion relates to certain contracts with customers, recorded net of discounts, allowances and trade promotions (collectively referred to as "sales incentives") recognized throughout the year. Consideration in contracts with customers is variable due to anticipated reductions such as sales incentives. Accordingly, revenues are recorded net of estimated sales incentives recognized throughout the year and as of year-end. The transaction price is estimated based on the amount of consideration to which management believes the Company will be entitled, using an expected value method.

The principal considerations for our determination that performing procedures relating to revenue recognition for certain contracts with customers is a critical audit matter is a high degree of auditor effort in performing procedures related to revenue recognition for certain contracts with customers, recorded net of sales incentives recognized throughout the year.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process. These procedures also included, among others (i) evaluating certain revenue transactions by testing the issuance and settlement of invoices and credit memos, tracing transactions not settled to a detailed listing of accounts receivable, and testing the completeness and accuracy of data provided by management; (ii) evaluating and recalculating, on a sample basis, certain sales incentives recognized by obtaining and inspecting source documents, such as executed contracts and support for the amount; and (iii) evaluating, on a sample basis, outstanding customer invoice balances as of December 31, 2024 by obtaining and inspecting source documents, such as executed contracts, invoices, proof of shipment, and subsequent cash receipts.

/s/PricewaterhouseCoopers LLP
Chicago, Illinois
February 5, 2025

We have served as the Company's auditor since 2015.



**Reynolds Consumer Products Inc.**
**Consolidated Statements of Income**
**For the Years Ended December 31**
**(in millions, except for per share data)**

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| Net revenues | $ 3,618 | $ 3,673 | $ 3,716 |
| Related party net revenues | 77 | 83 | 101 |
| **Total net revenues** | **3,695** | **3,756** | **3,817** |
| Cost of sales | (2,717) | (2,814) | (3,041) |
| **Gross profit** | **978** | **942** | **776** |
| Selling, general and administrative expenses | (429) | (430) | (340) |
| Other expense, net | — | — | (22) |
| **Income from operations** | **549** | **512** | **414** |
| Interest expense, net | (98) | (119) | (76) |
| **Income before income taxes** | **451** | **393** | **338** |
| Income tax expense | (99) | (95) | (80) |
| **Net income** | **$ 352** | **$ 298** | **$ 258** |
| | | | |
| Earnings per share | | | |
| Basic | $ 1.68 | $ 1.42 | $ 1.23 |
| Diluted | $ 1.67 | $ 1.42 | $ 1.23 |
| | | | |
| Weighted average shares outstanding: | | | |
| Basic | 210.1 | 210.0 | 209.8 |
| Diluted | 210.4 | 210.0 | 209.9 |

See accompanying notes to the consolidated financial statements.

**Reynolds Consumer Products Inc.**
**Consolidated Statements of Comprehensive Income**
**For the Years Ended December 31**
**(in millions)**

| | 2024 | | 2023 | | 2022 | |
|---|---|---|---|---|---|---|
| Net income | $ | 352 | $ | 298 | $ | 258 |
| Other comprehensive (loss) income, net of income taxes: | | | | | | |
|   Currency translation adjustment | | (3) | | — | | (1) |
|   Employee benefit plans | | (3) | | 11 | | 11 |
|   Derivative instruments | | (9) | | (13) | | 32 |
| Other comprehensive (loss) income, net of income taxes | | (15) | | (2) | | 42 |
| **Comprehensive income** | $ | **337** | $ | **296** | $ | **300** |

See accompanying notes to the consolidated financial statements.

**Reynolds Consumer Products Inc.**
**Consolidated Balance Sheets**
**As of December 31**
**(in millions, except for per share data)**

| | 2024 | | 2023 | |
|---|---|---|---|---|
| **Assets** | | | | |
|   Cash and cash equivalents | $ | 137 | $ | 115 |
|   Accounts receivable, net | | 337 | | 347 |
|   Other receivables | | 7 | | 7 |
|   Related party receivables | | 6 | | 7 |
|   Inventories | | 567 | | 524 |
|   Other current assets | | 47 | | 41 |
| **Total current assets** | | **1,101** | | **1,041** |
|   Property, plant and equipment, net | | 758 | | 732 |
|   Operating lease right-of-use assets, net | | 90 | | 56 |
|   Goodwill | | 1,895 | | 1,895 |
|   Intangible assets, net | | 972 | | 1,001 |
|   Other assets | | 57 | | 55 |
| **Total assets** | $ | **4,873** | $ | **4,780** |
| **Liabilities** | | | | |
|   Accounts payable | $ | 319 | $ | 219 |
|   Related party payables | | 34 | | 34 |
|   Current operating lease liabilities | | 20 | | 16 |
|   Income taxes payable | | 5 | | 22 |
|   Accrued and other current liabilities | | 161 | | 187 |
| **Total current liabilities** | | **539** | | **478** |
|   Long-term debt | | 1,686 | | 1,832 |
|   Long-term operating lease liabilities | | 73 | | 42 |
|   Deferred income taxes | | 342 | | 357 |
|   Long-term postretirement benefit obligation | | 14 | | 16 |
|   Other liabilities | | 77 | | 72 |
| **Total liabilities** | $ | **2,731** | $ | **2,797** |
| Commitments and contingencies (Note 13) | | | | |
| **Stockholders' equity** | | | | |
|   Common stock, $0.001 par value; 2,000 shares authorized; 210.2 shares issued and outstanding | | — | | — |
|   Additional paid-in capital | | 1,413 | | 1,396 |
|   Accumulated other comprehensive income | | 35 | | 50 |
|   Retained earnings | | 694 | | 537 |
| **Total stockholders' equity** | | **2,142** | | **1,983** |
| **Total liabilities and stockholders' equity** | $ | **4,873** | $ | **4,780** |

See accompanying notes to the consolidated financial statements.

**Reynolds Consumer Products Inc.**
**Consolidated Statements of Stockholders' Equity**
**(in millions, except for per share data)**

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income | Total Equity |
|---|---|---|---|---|---|
| **Balance as of December 31, 2021** | $ — | $ 1,381 | $ 365 | $ 10 | $ 1,756 |
| Net income | — | — | 258 | — | 258 |
| Other comprehensive income, net of income taxes | — | — | — | 42 | 42 |
| Dividends ($0.92 per share declared and paid) | — | — | (192) | — | (192) |
| Other | — | 4 | — | — | 4 |
| **Balance as of December 31, 2022** | $ — | $ 1,385 | $ 431 | $ 52 | $ 1,868 |
| Net income | — | — | 298 | — | 298 |
| Other comprehensive income, net of income taxes | — | — | — | (2) | (2) |
| Dividends ($0.92 per share declared and paid) | — | — | (192) | — | (192) |
| Other | — | 11 | — | — | 11 |
| **Balance as of December 31, 2023** | $ — | $ 1,396 | $ 537 | $ 50 | $ 1,983 |
| Net income | — | — | 352 | — | 352 |
| Other comprehensive loss, net of income taxes | — | — | — | (15) | (15) |
| Dividends ($0.92 per share declared and paid) | — | — | (192) | — | (192) |
| Other | — | 17 | (3) | — | 14 |
| **Balance as of December 31, 2024** | $ — | $ 1,413 | $ 694 | $ 35 | $ 2,142 |

See accompanying notes to the consolidated financial statements.

---

**Reynolds Consumer Products Inc.**
**Consolidated Statements of Cash Flows**
**For the Years Ended December 31**
**(in millions)**

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| **Cash provided by operating activities** | | | |
| Net income | $ 352 | $ 298 | $ 258 |
| Adjustments to reconcile net income to operating cash flows: | | | |
| Depreciation and amortization | 129 | 124 | 117 |
| Deferred income taxes | (11) | (5) | 1 |
| Stock compensation expense | 19 | 14 | 5 |
| Change in assets and liabilities: | | | |
| Accounts receivable, net | 11 | — | (31) |
| Other receivables | 1 | 7 | (3) |
| Related party receivables | 1 | — | 3 |
| Inventories | (42) | 198 | (139) |
| Accounts payable | 95 | (31) | (14) |
| Related party payables | — | (12) | 8 |
| Income taxes payable / receivable | (17) | 9 | 13 |
| Accrued and other current liabilities | (26) | 42 | 1 |
| Other assets and liabilities | (23) | — | — |
| **Net cash provided by operating activities** | **489** | **644** | **219** |
| **Cash used in investing activities** | | | |
| Acquisition of property, plant and equipment | (120) | (104) | (128) |
| Acquisition of business | — | (6) | — |
| **Net cash used in investing activities** | **(120)** | **(110)** | **(128)** |
| **Cash used in financing activities** | | | |
| Repayment of long-term debt | (150) | (262) | (25) |
| Dividends paid | (192) | (192) | (192) |
| Other financing activities | (4) | (3) | — |
| **Net cash used in financing activities** | **(346)** | **(457)** | **(217)** |
| Effect of exchange rate changes on cash and cash equivalents | (1) | — | — |
| Cash and cash equivalents: | | | |
| Increase (decrease) in cash and cash equivalents | 22 | 77 | (126) |
| Balance as of beginning of the year | 115 | 38 | 164 |
| **Balance as of end of the year** | **$ 137** | **$ 115** | **$ 38** |
| | | | |
| Cash paid: | | | |
| Interest – long-term debt, net of interest rate swaps | $ 98 | $ 114 | $ 68 |
| Income taxes | 125 | 90 | 64 |

*Significant non-cash investing and financing activities*
Refer to Note 7 – Leases for details of non-cash additions to lease right-of-use assets, net as a result of changes in lease liabilities.

See accompanying notes to the consolidated financial statements.

## Note 1 – Description of Business and Basis of Presentation

*Description of Business:*

Reynolds Consumer Products Inc. and its subsidiaries ("we", "us" or "our") produce and sell products that people use in their homes for cooking, serving, cleanup and storage. We sell our products under brands such as Reynolds and Hefty, and also under store brands. Our product portfolio includes aluminum foil, wraps, disposable bakeware, trash bags, food storage bags and disposable tableware. We report four business segments: Reynolds Cooking & Baking; Hefty Waste & Storage; Hefty Tableware; and Presto Products.

*Basis of Presentation:*

We have prepared the accompanying audited consolidated financial statements in accordance with United States generally accepted accounting principles ("GAAP").

## Note 2 – Summary of Significant Accounting Policies

*Basis of Consolidation:*

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

*Use of Estimates:*

We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates and assumptions that affect a number of amounts in our consolidated financial statements. Significant accounting policy elections, estimates and assumptions include, among others, valuation assumptions of goodwill and intangible assets, useful lives of long-lived assets, sales incentives, income taxes and benefit plan assumptions. We base our estimates on historical experience and other assumptions that we believe are reasonable. If actual amounts differ from estimates, we include the revisions in our consolidated results of operations in the period the actual amounts become known. Historically, the aggregate differences, if any, between our estimates and actual amounts in any year have not had a material effect on our consolidated financial statements.

*Currency Translation:*

Our consolidated financial statements are presented in U.S. dollars, which is our reporting currency. We translate the results of operations of our subsidiaries with functional currencies other than the U.S. dollar using average exchange rates during each period and translate balance sheet accounts using exchange rates at the end of each period. We record currency translation adjustments as a component of stockholders' equity within accumulated other comprehensive income and transaction gains and losses in other expense, net in our consolidated statements of income.

*Cash and Cash Equivalents:*

Cash and cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less. We maintain our bank accounts with a relatively small number of high quality financial institutions. Cash balances held by non-U.S. entities as of December 31, 2024 and 2023 were $10 million and $12 million, respectively.

*Accounts Receivable:*

Accounts receivable are recorded at face amounts less an allowance for doubtful accounts. The allowance is an estimate based on historical collection experience, current economic and market conditions and a review of the current status of each customer's trade accounts receivable balance. We evaluate the aging of the accounts receivable balances and the financial condition of our customers to estimate the amount of accounts receivable that may not be collected in the future and record the appropriate provision. The allowance for doubtful accounts was not material as of December 31, 2024 and 2023.

We are party to a factoring agreement with JP Morgan Chase Bank N.A. to sell certain accounts receivable up to $95 million. We had no outstanding balance owed under the factoring arrangement as of December 31, 2024 and 2023. Transactions under this agreement are accounted for as sales of accounts receivable, and the receivables sold are removed from the consolidated balance sheet at the time of the sales transaction. We classify proceeds received from the sales of accounts receivable as an operating cash flow in the consolidated statement of cash flows. We record the discount as other expense, net in the consolidated statement of income.

*Inventories:*

We value our inventories using the first-in, first-out method. Inventory is valued at actual cost, which includes raw materials, supplies, direct labor and manufacturing overhead associated with production. Inventory is stated at the lower of cost or net realizable value, which includes any costs to sell or dispose. In addition, appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value.

*Long-Lived Assets:*

Property, plant and equipment are stated at historical cost less depreciation, which is computed using the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over periods ranging from 5 to 20 years and buildings and building improvements over periods ranging from 15 to 40 years. Finite-lived intangible assets, which primarily consist of customer relationships, are stated at historical cost and amortized using the straight-line method (which reflects the pattern of how the assets' economic benefits are consumed) over the assets' estimated useful lives which range from 18 to 20 years.

Expenditures for maintenance and repairs are expensed as incurred. When property, plant or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation is removed from the respective accounts and any gain or loss realized on disposition is reflected in other expense, net in our consolidated statements of income.

We review long-lived assets, including finite-lived intangible assets, for recoverability on an ongoing basis. Changes in depreciation or amortization are recorded prospectively when estimates of the remaining useful lives or residual values of long-lived assets change. We also review our long-lived assets for impairment when conditions exist that indicate the carrying amount of the assets may not be fully recoverable. In those circumstances, we perform undiscounted cash flow analysis to determine if an impairment exists. When testing for asset impairment, we group assets and liabilities at the lowest level for which cash flows are separately identifiable. If an impairment loss is recorded, it is calculated as the excess of the asset's carrying value over its estimated fair value as determined by an estimate of discounted future cash flows. Depending on the nature of the asset, impairment losses are recorded in either cost of sales or selling, general and administrative expenses in our consolidated statements of income. There were no impairments of long-lived assets in any of the years presented.

*Leases:*

We determine whether a contract is or contains a lease at contract inception. Right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets are recognized at the commencement date at the value of the lease liability, adjusted for any prepayments, lease incentives received and initial direct costs incurred. Lease liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease term. For operating leases, following initial recognition, lease liability balances are amortized using the effective interest method, while the related operating lease ROU assets are adjusted by the difference between the fixed lease expense recognized under a straight-line method and the interest expense associated with the effective interest method in the period.

Some of our leases contain non-lease components, for example common area or other maintenance costs, that relate to the lease components of the agreement. Non-lease components and the lease components to which they relate are accounted for as a single lease component as we have elected to combine lease and non-lease components for all classes of underlying assets. All operating lease cash payments are recorded within cash flows from operating activities in the consolidated statements of cash flows. Principal cash payments on finance leases are recorded within cash flows from financing activities, while interest payments associated with finance leases are recorded within cash flows from operating activities in the consolidated statements of cash flows. Our lease agreements do not include significant restrictions, covenants or residual value guarantees.

*Goodwill and Indefinite-Lived Intangible Assets:*

Goodwill represents the excess of purchase price over the fair value of net assets acquired. We test goodwill for impairment on an annual basis in the fourth quarter and whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. We assess goodwill impairment risk by performing a qualitative review of entity-specific, industry, market and general economic factors affecting our goodwill reporting units. Depending on factors such as prior-year test results, current year developments, current risk evaluations and other practical considerations, we may elect to perform quantitative testing instead. In our quantitative testing, we compare a reporting unit's estimated fair value with its carrying value. Estimating the fair value of individual reporting units requires us to make assumptions and estimates regarding our future plans and industry and economic conditions. The key assumptions associated with determining the estimated fair value are forecasted Adjusted EBITDA and a relevant earnings multiple. Our actual results and conditions may differ over time. If the carrying value of a reporting unit's net assets exceeds its fair value, we would recognize an impairment charge for the amount by which the carrying value exceeds the reporting unit's fair value.

Our indefinite-lived intangible assets consist of certain trade names. We test indefinite-lived intangible assets for impairment on an annual basis in the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Depending on factors such as prior-year test results, current year developments, current risk evaluations and other practical considerations, we may elect to perform quantitative testing instead. If potential impairment risk exists for a specific asset, we quantitatively test it for impairment by comparing its estimated fair value with its carrying value. We determine estimated fair value using the relief-from-royalty method, using key assumptions including planned revenue growth rates, market-based discount rates and estimates of royalty rates. If the carrying value of the asset exceeds its fair value, we consider the asset impaired and reduce its carrying value to the estimated fair value.

*Supply Chain Financing:*

During the year ended December 31, 2023, we initiated a voluntary Supply Chain Finance program (the "SCF") with a global financial institution (the "SCF Bank"). Under the SCF, qualifying suppliers may elect to sell their receivables from us to the SCF Bank. These participating suppliers negotiate their receivables sales arrangements directly with the SCF Bank. We are not party to those agreements, nor do we provide any security or other forms of guarantees to the SCF Bank. The participation in the program is at the sole discretion of the supplier, we have no economic interest in a supplier's decision to enter into the agreement and have no direct financial relationship with the SCF Bank, as it relates to the SCF. Once a qualifying supplier elects to participate in the SCF and reaches an agreement with the SCF Bank, they elect which individual invoices they sell to the SCF Bank.

The terms of our payment obligations are not impacted by a supplier's participation in the SCF and as such, the SCF has no impact on our balance sheets, cash flows or liquidity. Our payment terms with our suppliers for similar services and materials within individual markets are consistent between suppliers that elect to participate in the SCF and those that do not participate.

All outstanding amounts related to suppliers participating in the SCF are recorded within accounts payable in the consolidated balance sheet and associated payments are included as an operating cash flow in the consolidated statement of cash flows.

Our outstanding obligations confirmed as valid under our SCF for the year ended December 31, 2024 is as follows:

| | As of December 31, 2024 (in millions) |
|---|---|
| Confirmed obligations outstanding at the beginning of the year | $ 19 |
| Invoices confirmed during the year | 60 |
| Confirmed invoices paid during the year | (67) |
| **Confirmed obligations outstanding at the end of the year** | **$ 12** |



Reynolds Consumer Products Inc.
Notes to the Consolidated Financial Statements

*Revenue Recognition:*

After assessing our customers' creditworthiness, we recognize revenue when control over products transfers to our customers, which generally occurs upon delivery or shipment of the products. We account for product shipping, handling and insurance as fulfillment activities, with revenues for these activities recorded in net revenues and costs recorded in cost of sales. Any taxes collected on behalf of government authorities are excluded from net revenues.

Consideration in our contracts with customers is variable due to anticipated reductions such as discounts, allowances and trade promotions, collectively referred to as "sales incentives". Accordingly, revenues are recorded net of estimated sales incentives, recognized throughout the year and as of year-end. The transaction price reflects our estimate of the amount of consideration to which we will be entitled, using an expected value method. We base these estimates principally on historical utilization and redemption rates, anticipated performance and our best judgment at the time to the extent that it is probable that a significant reversal of revenue recognized will not occur. Estimates of sales incentives are monitored and adjusted each period until the sales incentives are realized.

We consider purchase orders, which in some cases are governed by master supply agreements, to be the contracts with a customer. Key sales terms, such as pricing and quantities ordered, are established frequently, so most customer arrangements and related sales incentives have a duration of one year or shorter. We generally do not have any unbilled receivables at the end of a period. Deferred revenues are not material and primarily include customer advance payments typically collected a few days before product delivery, at which time deferred revenues are reclassified and recorded as net revenues. We generally do not receive non-cash consideration for the sale of goods nor do we grant payment financing terms greater than one year. We do not incur any significant costs to obtain a contract.

*Marketing, Advertising and Research and Development:*

We promote our products with marketing and advertising programs. These programs include, but are not limited to, cooperative advertising, in-store displays and consumer marketing promotions. The costs of end-consumer marketing programs that are conducted in conjunction with our customers, such as coupons, are recorded as a reduction to revenue. We do not defer these costs on our consolidated balance sheets and all marketing and advertising costs are recorded as an expense in the year incurred. Advertising expense was $78 million, $79 million and $59 million in the years ended December 31, 2024, 2023 and 2022, respectively. We expense product research and development costs as incurred. Research and development expense was $45 million, $44 million and $38 million in the years ended December 31, 2024, 2023 and 2022, respectively. We record marketing and advertising as well as research and development expenses in selling, general and administrative expenses.

*Stock-based Compensation:*

Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the period in which the award vests in accordance with applicable guidance under Accounting Standards Codification ("ASC") 718, Compensation—Stock Compensation. We have granted restricted stock units ("RSUs") to certain members of management and to certain members of our Board of Directors that have a service-based vesting condition. In addition, we have granted performance stock units ("PSUs") to certain members of management that have a performance-based vesting condition. We account for forfeitures of outstanding but unvested grants in the period they occur.

*Interest Rate Derivatives:*

We manage interest rate risk by using interest rate derivative instruments. Interest rate swaps (pay fixed, receive variable) are entered into as cash flow hedges to manage a portion of the interest rate risk associated with our floating-rate borrowings.

We record interest rate derivative instruments at fair value (Level 2) and on a net basis by counterparty based on our master netting arrangements. The fair value of our interest rate derivatives is determined using a discounted cash flow method based on market-based swap yield curves, taking into account current interest rates. The instruments are classified in our consolidated balance sheets in other assets or other liabilities, as applicable. Cash flows from interest rate derivative instruments are classified as operating activities in our consolidated statements of cash flows based on the nature of the derivative instrument. We have elected to use hedge accounting for our interest rate derivative instruments. Accordingly, the effective portion of the gain or loss on the open hedging instrument is recorded in other comprehensive income and is reclassified into earnings as interest expense, net when settled. We terminate derivative instruments if the underlying asset or liability matures or is repaid, or if we determine the underlying forecasted transaction is no longer probable of occurring.

*Income Taxes:*

Our income tax expense includes amounts payable or refundable for the current year, the effects of deferred taxes and impacts from uncertain tax positions. We recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of our assets and liabilities, operating loss carryforwards and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those differences are expected to reverse.

The realization of certain deferred tax assets is dependent on generating sufficient taxable income in the appropriate jurisdiction prior to the expiration of the carryforward periods. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. When assessing the need for a valuation allowance, we consider any carryback potential, future reversals of existing taxable temporary differences (including liabilities for unrecognized tax benefits), future taxable income and tax planning strategies.

We recognize the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained based on the technical merits of the position. The amount we recognize is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon resolution. Future changes related to the expected resolution of uncertain tax positions could affect tax expense in the period when the change occurs.

*Fair Value Measurements and Disclosures:*

GAAP establishes a hierarchy for measuring fair value. A financial instrument's categorization within the hierarchy is based on the lowest level of input that is significant to the fair value measurement. The following three levels of inputs may be used to measure fair value:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2 inputs include inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of assets or liabilities.

- Level 3 inputs are unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Our assets and liabilities measured at fair value on a recurring basis are presented in Note 8 - Financial Instruments. We had no assets or liabilities measured at fair value on a non-recurring basis in any of the years presented.

In addition to fair value disclosure requirements related to financial instruments carried at fair value, accounting standards require disclosures regarding the fair value of all of our financial instruments. The carrying values of cash equivalents, accounts receivables, other receivables, related party receivables, accounts payable, related party payables and accrued and other current liabilities are reasonable estimates of their fair values as of December 31, 2024 and 2023 due to the short-term nature of these instruments.

*Recently Adopted Accounting Guidance:*

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, and subsequently in January 2021, the FASB issued ASU 2021-01, *Reference Rate Reform (Topic 848): Scope*, both of which provide optional expedients to applying the guidance on contract modifications, hedge accounting, and other transactions, to simplify the accounting for transitioning from the London Interbank Offered Rate ("LIBOR"), and other interbank offered rates expected to be discontinued, to alternative reference rates. Each of these ASUs were effective upon its issuance and could be applied prospectively through December 31, 2022. In December 2022, the FASB issued ASU 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*, which amended the sunset date of the guidance in Topic 848 to December 31, 2024 from December 31, 2022. We adopted the standards as of January 1, 2023. As a result of the planned phase out of the LIBOR as a reference rate and adoption of ASU 2020-04 and ASU 2021-01, in February 2023 we amended our external debt facilities and related interest rate swaps to replace the interest rate benchmark from LIBOR to the Secured Overnight Financing Rate ("SOFR"), and applied practical expedients under the guidance. The adoption of these ASUs did not have a material impact on our consolidated financial statements.

In September 2022, FASB issued ASU 2022-04, *Liabilities - Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations*. These amendments require disclosure of the key terms of outstanding supplier finance programs and a rollforward of the related obligations. These amendments were effective for fiscal years beginning after December 31, 2022, except for the amendment on rollforward information, which is effective for fiscal years beginning after December 31, 2023. We adopted the standard as of January 1, 2023. The adoption relates to disclosure only and does not have an impact on the amounts recognized in our consolidated financial statements.

In November 2023, FASB issued ASU 2023-07, *Segment Reporting (Topic 280)*, which enhances disclosures about significant segment expenses by requiring disclosure of incremental segment information on an annual and interim basis. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We adopted the standard as of January 1, 2024, with no material impact on our consolidated financial statements.

*Recently Issued Accounting Guidance:*

In December 2023, FASB issued ASU 2023-09, *Income Taxes (Topic 740)*, which enhances disclosures within the income tax rate reconciliation and information disclosed related to income taxes paid, and requires disaggregation of certain financial statement captions between domestic, foreign, federal and state. This ASU is effective for annual periods beginning after December 15, 2024, with early adoption permitted. We are currently assessing the impact of this standard on our consolidated financial statements.

In March 2024, the SEC adopted final rules under SEC Release No. 33-11275, *The Enhancement and Standardization of Climate-Related Disclosures for Investors*, which will require public companies to include climate-related disclosures in their annual reports and registration statements. The final rules will require, among other matters, information about climate-related risks that have materially impacted, or are reasonably likely to have a material impact on, a registrant, including on its strategy, results of operations, or financial condition. In addition, under the final rules, certain disclosures related to severe weather events and other natural conditions will be required in the audited financial statements. The disclosure requirements related to financial statements are expected to be effective for our Annual Report on Form 10-K for the fiscal year ended December 31, 2025. We are currently assessing the impact of these rules on our consolidated financial statements and related disclosures.

In November 2024, FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)*, which will require additional disclosure about specific expense categories included in the income statement. Annual disclosure requirements will be effective for us in our Annual Report on Form 10-K for the fiscal year ending December 31, 2026, and quarterly disclosure requirements will be effective for us in the first quarter of 2027, with early adoption permitted. We are currently assessing the impact of this standard on our consolidated financial statements and related disclosures.

## Note 3 – Inventories

Inventories consisted of the following:

|  | As of December 31, | |
| --- | --- | --- |
|  | 2024 | 2023 |
|  | (in millions) | |
| Raw materials | $ 129 | $ 153 |
| Work in progress | 60 | 60 |
| Finished goods | 318 | 260 |
| Spare parts | 60 | 51 |
| **Inventories** | $ 567 | $ 524 |

## Note 4 – Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following:

|  | As of December 31, | |
| --- | --- | --- |
|  | 2024 | 2023 |
|  | (in millions) | |
| Land and land improvements | $ 47 | $ 46 |
| Buildings and building improvements | 230 | 220 |
| Machinery and equipment | 1,355 | 1,279 |
| Construction in progress | 87 | 84 |
| Property, plant and equipment, at cost | 1,719 | 1,629 |
| Less: accumulated depreciation | (961) | (897) |
| **Property, plant and equipment, net** | $ 758 | $ 732 |

Depreciation expense was $98 million, $93 million and $86 million for the years ended December 31, 2024, 2023 and 2022, respectively, of which $89 million, $82 million and $76 million, respectively, was recognized in cost of sales and $9 million, $11 million and $10 million, respectively, was recognized in selling, general and administrative expenses.

## Note 5 – Goodwill and Intangible Assets

Goodwill by reportable segment was as follows:

|  | Reynolds Cooking & Baking | Hefty Waste & Storage | Hefty Tableware | Presto Products | Total |
| --- | --- | --- | --- | --- | --- |
|  | (in millions) | | | | |
| Balance as of December 31, 2022 | $ 794 | $ 505 | $ 282 | $ 298 | $ 1,879 |
| Acquisition of business [(1)] | — | — | 16 | — | 16 |
| Balance as of December 31, 2023 | 794 | 505 | 298 | 298 | 1,895 |
| Movements | — | — | — | — | — |
| **Balance as of December 31, 2024** | $ 794 | $ 505 | $ 298 | $ 298 | $ 1,895 |

(1) During the year ended December 31, 2023, we recognized $16 million of goodwill associated with the acquisition of Atacama Manufacturing Inc. The acquisition did not have a material impact on our financial statements.

Intangible assets, net consisted of the following:

|  | As of December 31, 2024 | | | As of December 31, 2023 | | |
| --- | --- | --- | --- | --- | --- | --- |
|  | Gross carrying amount | Accumulated amortization | Net | Gross carrying amount | Accumulated amortization | Net |
|  | (in millions) | | | | | |
| **Finite-lived intangible assets** | | | | | | |
| Customer relationships | $ 580 | $ (458) | $ 122 | $ 580 | $ (429) | $ 151 |
| Trade names | 25 | (25) | — | 25 | (25) | — |
| **Total finite-lived intangible assets** | 605 | (483) | 122 | 605 | (454) | 151 |
| **Indefinite-lived intangible assets** | | | | | | |
| Trade names | 850 | — | 850 | 850 | — | 850 |
| **Total intangible assets** | $ 1,455 | $ (483) | $ 972 | $ 1,455 | $ (454) | $ 1,001 |

Amortization expense for intangible assets was $29 million, $30 million and $31 million for the years ended December 31, 2024, 2023 and 2022, respectively, and has been recognized in selling, general and administrative expenses.

Estimated annual amortization for intangible assets over the next five calendar years are as follows:

| (in millions) | 2025 | 2026 | 2027 | 2028 | 2029 |
| --- | --- | --- | --- | --- | --- |
| Estimated annual amortization | $ (29) | $ (22) | $ (21) | $ (18) | $ (17) |

## Note 6 – Debt

*Long-Term Debt*

Long-term debt consisted of the following:

| | As of December 31, | | |
|---|---|---|---|
| | 2024 | | 2023 |
| | (in millions) | | |
| Term Loan Facility | $ 1,695 | $ | 1,845 |
| Deferred financing transaction costs | (8) | | (12) |
| Original issue discounts | (1) | | (1) |
| **Long-term debt** | **$ 1,686** | **$** | **1,832** |

*External Debt Facilities*

In February 2020, we entered into new external debt facilities ("External Debt Facilities"), which consisted of (i) a $2,475 million senior secured term loan facility ("Term Loan Facility"); and (ii) a $250 million senior secured revolving credit facility ("Revolving Facility"). In February 2023, we amended the External Debt Facilities ("Amendment No. 1") which replaced the interest rate benchmark from LIBOR to the SOFR. Additionally, in November 2023, we further amended the External Debt Facilities ("Amendment No. 2") to extend the maturity of the Revolving Facility by one year. In October 2024, we further amended our External Debt Facilities ("Amendment No. 3") to replace the undrawn $250 million revolving facility maturing in February 2026 with an undrawn $700 million revolving facility maturing in October 2029. Other than the foregoing, the material terms of the External Debt Facilities, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 ("Amended External Debt Facilities") remained unchanged, and our election to use practical expedients under ASU 2020-04 and ASU 2021-01, as described in Note 2 - Summary of Significant Accounting Policies, resulted in no material impacts on our consolidated financial statements.

Borrowings under the Amended External Debt Facilities bear interest at a rate per annum equal to, at our option, either a base rate plus an applicable margin of 0.75% or a SOFR plus an applicable margin of 1.75%. We have entered into a series of interest rate swaps to hedge a portion of the interest rate exposure resulting from these borrowings. Refer to Note 8 – Financial Instruments for further details.

The Amended External Debt Facilities contain a springing financial covenant requiring compliance with a ratio of first lien net indebtedness to consolidated EBITDA, applicable solely to the Revolving Facility. The financial covenant is tested on the last day of any fiscal quarter only if the aggregate principal amount of borrowings under the Revolving Facility and drawn but unreimbursed letters of credit exceed 35% of the total amount of commitments under the Revolving Facility on such day. We are currently in compliance with the covenants contained in our External Debt Facilities.

If an event of default occurs, the lenders under the Amended External Debt Facilities are entitled to take various actions, including the acceleration of amounts due under the Amended External Debt Facilities and all actions permitted to be taken by secured creditors.

*Term Loan Facility*

The Term Loan Facility matures in February 2027. As a result of voluntary principal repayments, the Term Loan Facility has no remaining quarterly amortization payments due. During the years ended December 31, 2024 and 2023, we made voluntary principal repayments of $150 million and $250 million, respectively.

*Revolving Facility*

In November 2023, we amended the External Debt Facilities to extend the maturity date of the Revolving Facility by one year. In October 2024, we further amended the External Debt Facilities to replace the undrawn $250 million revolving facility maturing in February 2026 with an undrawn $700 million revolving facility maturing in October 2029. The Revolving Facility includes a sub-facility for letters of credit. As of December 31, 2024, we had no outstanding borrowings under the Revolving Facility, and we had $6 million of letters of credit outstanding, which reduces the borrowing capacity under the Revolving Facility.

*Fair Value of Our Long-Term Debt*

The fair value of our long-term debt as of December 31, 2024, which is a Level 2 fair value measurement, approximates the carrying value due to the variable market interest rate and the stability of our credit profile.

*Interest expense, net:*

Interest expense, net consisted of the following:

| | For the Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2024 | | 2023 | | 2022 |
| | (in millions) | | | | |
| Interest expense, Term Loan Facility | $ 127 | $ | 142 | $ | 74 |
| Amortization of deferred financing transaction costs | 4 | | 4 | | 4 |
| Interest rate swaps (benefit) expense | (31) | | (29) | | (6) |
| Other | (2) | | 2 | | 4 |
| **Interest expense, net** | **$ 98** | **$** | **119** | **$** | **76** |

*Scheduled Maturities*

Below is a schedule of required future repayments on our debt outstanding as of December 31, 2024:

| | (in millions) |
|---|---|
| 2025 | $ — |
| 2026 | — |
| 2027 | 1,695 |
| **Total long-term debt** | **$ 1,695** |

**Note 7 – Leases**

We lease certain buildings and plant and equipment. Our leases have reasonably assured remaining lease terms of up to 12 years. Certain leases include options to renew for up to 15 years. At lease inception, we determine the lease term by assuming the exercise of those renewal options that are reasonably certain. Some leases have variable payments, however, because they are not based on an index or rate, they are not included in the measurement of ROU assets and lease liabilities. Variable payments for real estate leases relate primarily to common area maintenance, insurance, taxes and utilities associated with the properties. Variable payments for equipment leases relate primarily to hours, miles, or other quantifiable usage factors, which are not determinable at the time of lease inception. These variable payments are expensed as incurred. The discount rate applied to our leases in determining the present value of lease payments is our incremental borrowing rate based on the information available at the commencement date. Leases with an initial term of 12 months or less are not recorded in our consolidated balance sheets and we recognize lease expense for these leases on a straight-line basis over the lease term.

Operating lease costs consisted of the following:

| | As of December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2024 | | 2023 | | 2022 | |
| | (in millions) | | | | | |
| Operating lease costs | $ | 23 | $ | 18 | $ | 17 |
| Variable lease costs | | — | | 1 | | 1 |
| Short-term lease costs | | 4 | | 4 | | 4 |
| **Total operating lease costs** | $ | 27 | $ | 23 | $ | 22 |

Lease costs related to the amortization of finance lease assets and interest on finance lease liabilities were not material for the years ended December 31, 2024, 2023 and 2022.

Future lease payments under non-cancellable leases were as follows:

| | As of December 31, 2024 | | | | | |
|---|---|---|---|---|---|---|
| | Operating Leases | | Finance Leases | | Total | |
| | (in millions) | | | | | |
| 2025 | $ | 25 | $ | 2 | $ | 27 |
| 2026 | | 22 | | 2 | | 24 |
| 2027 | | 19 | | 2 | | 21 |
| 2028 | | 14 | | 2 | | 16 |
| 2029 | | 11 | | 2 | | 13 |
| Thereafter | | 15 | | 10 | | 25 |
| **Total undiscounted lease payments** | | 106 | | 20 | | 126 |
| Less: imputed interest | | (13) | | (5) | | (18) |
| **Present value of lease liabilities** | $ | 93 | $ | 15 | $ | 108 |

As of December 31, 2024, we had an additional $17 million in commitments related to operating leases executed that have not yet commenced. The leases are expected to commence during 2025.

Lease liabilities and ROU assets included in our consolidated balance sheets were as follows:

| | | As of December 31, | | | |
|---|---|---|---|---|---|
| | | 2024 | | 2023 | |
| | | (in millions) | | | |
| **Operating leases** | **Balance Sheet Classification** | | | | |
| Right-of-use assets | Operating lease right-of-use assets | $ | 90 | $ | 56 |
| Current lease liabilities | Current operating lease liabilities | $ | 20 | $ | 16 |
| Non-current lease liabilities | Long-term operating lease liabilities | | 73 | | 42 |
| Total operating lease liabilities | | $ | 93 | $ | 58 |
| | | | | | |
| **Finance leases** | **Balance Sheet Classification** | | | | |
| Right-of-use assets | Other assets | $ | 15 | $ | 16 |
| Current lease liabilities | Accrued and other current liabilities | $ | 1 | $ | 1 |
| Non-current lease liabilities | Other liabilities | | 14 | | 15 |
| Total finance lease liabilities | | $ | 15 | $ | 16 |

During the years ended December 31, 2024 and 2023, new leases and lease modifications resulted in the recognition of operating ROU assets and corresponding operating lease liabilities totaling $53 million and $6 million, respectively. During the year ended December 31, 2023, new leases resulted in the recognition of finance lease ROU assets and corresponding finance lease liabilities totaling $6 million. New leases and lease modifications resulting in the recognition of finance lease ROU assets and corresponding finance lease liabilities were not material during the year ended December 31, 2024.

During the years ended December 31, 2024, 2023 and 2022, cash flows from operating activities in the consolidated statements of cash flows reflected $21 million, $18 million and $17 million, respectively, of payments for operating lease liabilities. Payments for finance lease liabilities in the years ended December 31, 2024, 2023 and 2022 were not material.

The weighted average remaining lease term and weighted average discount rates were as follows:

| | As of December 31, 2024 | |
|---|---|---|
| | Operating Leases | Finance Leases |
| Weighted-average remaining lease term (in years) | 5.06 | 10.69 |
| Weighted-average discount rate | 4.95 % | 5.53 % |

**Note 8 – Financial Instruments**

*Interest Rate Derivatives*

During 2020 and 2022, we entered into a series of interest rate swaps to fix the LIBOR of our External Debt Facilities. In February 2023, we amended our interest rate swaps to replace the interest rate benchmark from LIBOR to SOFR. Other than the foregoing, the material terms of the interest rate swap agreements remain unchanged, and our election to use practical expedients under ASUs 2020-04 and 2021-01, as described in Note 2 - Summary of Significant Accounting Policies, resulted in no material impacts on our consolidated financial statements. The aggregate notional amount of the interest rate swaps still in effect as of December 31, 2024 was $1,150 million, and the SOFR is fixed at an annual rate of 0.40% to 3.40% (for an annual effective interest rate of 2.15% to 5.15%, including margin).

The interest rate swaps outstanding as of December 31, 2024 hedge a portion of the interest rate exposure resulting from our Term Loan Facility for periods ranging from one to two years. We classified these instruments as cash flow hedges.

The following table provides the notional amounts, the annual rates, the weighted average annual effective rates, and the fair value of our interest rate derivatives:

| (In millions) | Notional Amount | Annual Rate | Weighted Average Annual Effective Rate | Fair Value - Other Current Assets | Fair Value - Other Assets |
|---|---|---|---|---|---|
| As of December 31, 2024 | $ 1,150 | 2.15% to 5.15% | 4.38% | $ 15 | $ 1 |
| As of December 31, 2023 | $ 1,150 | 2.15% to 5.15% | 4.38% | $ 23 | $ 7 |

## Note 9 – Benefit Plans

*Defined Benefit Plan*

We have a defined benefit plan for certain of our employees, which is non-contributory and eligible employees are fully vested after five years of service. The impact of the liability of the defined benefit plan on our consolidated balance sheets as of December 31, 2024 and 2023 was not material.

*Defined Contribution Plans*

We offer defined contribution plans to eligible employees in the United States as well as employees in certain other countries. Our expense relating to defined contribution plans was $32 million, $29 million and $27 million for the years ended December 31, 2024, 2023 and 2022, respectively.

*Postretirement Benefit Plan*

Certain of our employees in the United States participate in a postretirement benefit plan. Our postretirement benefit plan is not funded. The changes in and the amount of the accumulated postretirement benefit obligation were as follows:

| | As of December 31, | |
|---|---|---|
| | 2024 | 2023 |
| | (in millions) | |
| Accumulated postretirement benefit obligation as of January 1 | $ 16 | $ 34 |
| Service cost | — | — |
| Interest cost | 1 | 2 |
| Benefits paid | (2) | (2) |
| Actuarial gains | — | (18) |
| Accumulated postretirement benefit obligation as of December 31 | $ 15 | $ 16 |

The accrued benefit obligation was included in our consolidated balance sheets as follows:

| | As of December 31, | |
|---|---|---|
| | 2024 | 2023 |
| | (in millions) | |
| Accrued and other current liabilities | $ 2 | $ 2 |
| Long-term postretirement benefit obligation | 13 | 14 |
| | $ 15 | $ 16 |

A portion of our accrued benefit obligation has been recorded in accumulated other comprehensive income as follows:

| | As of December 31, 2022 | Changes | As of December 31, 2023 | Changes | As of December 31, 2024 |
|---|---|---|---|---|---|
| | | | (in millions) | | |
| Net actuarial gain | $ 29 | $ 15 | $ 44 | $ (4) | $ 40 |
| Deferred income tax expense | (6) | (4) | (10) | 1 | (9) |
| Accumulated other comprehensive income | $ 23 | $ 11 | $ 34 | $ (3) | $ 31 |

We used the following weighted-average assumptions to determine our postretirement benefit obligations:

| | As of December 31, | |
|---|---|---|
| | 2024 | 2023 |
| Discount rate | 5.58 % | 4.95 % |
| Health care cost trend rate assumed for next year | 8.50 % | 8.00 % |
| Ultimate trend rate | 4.40 % | 4.50 % |
| Year that the rate reaches the ultimate trend rate | 2035 | 2033 |

The year-end discount rate for our plan reflects a weighted-average rate from a high-quality corporate bond yield curve that matches the expected duration of the benefit payments. Changes in our discount rates were primarily the result of changes in bond yields year-over-year. Our expected health care cost trend rate is based on historical costs and long-term expectations. We also review our participation rates based on historical actual and expected trends on an annual basis.

*Components of Net Periodic Postretirement Costs:*

Our total net periodic pension and postretirement benefit cost for each of the years ended December 31, 2024, 2023 and 2022 was not material.

We used the following weighted-average assumptions to determine our net periodic postretirement health care cost:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| Discount rate | 4.95 % | 5.18 % | 2.90 % |
| Health care cost trend rate assumed for next year | 8.00 % | 7.00 % | 6.60 % |
| Ultimate trend rate | 4.50 % | 4.50 % | 4.50 % |
| Year that the rate reaches the ultimate trend rate | 2033 | 2032 | 2029 |

*Future Benefit Payments:*

Expected contributions for the next fiscal year equal the estimated benefit payments of $2 million.

Our estimated future benefit payments for our postretirement benefit plan as of December 31, 2024 were as follows:

| | (in millions) |
|---|---|
| 2025 | $ 2 |
| 2026 | 2 |
| 2027 | 1 |
| 2028 | 1 |
| 2029 | 1 |
| 2030-2034 | 6 |

**Note 10 – Stock-based Compensation**

Our equity incentive plan was established in 2020 for purposes of granting stock-based compensation awards to certain members of our senior management, our non-executive directors and to certain employees, to incentivize their performance and align their interests with ours. We have granted RSUs to certain employees and non-employee directors that have a service-based vesting condition. In addition, we have granted PSUs to certain members of management that have a performance-based vesting condition. We account for forfeitures of outstanding but unvested grants in the period they occur. A maximum of 10.5 million shares of common stock were initially available for issuance under equity incentive awards granted pursuant to the plan. In the year ended December 31, 2024, 0.3 million RSUs and 0.3 million PSUs were granted.

A summary of activity for RSUs and PSUs for the year ended December 31, 2024 is as follows (in millions, except for per share data):

| | Shares | Weighted-Average Grant-Date Fair Value Per Share |
|---|---|---|
| **Unvested, at December 31, 2023** | 0.8 | $ 29.49 |
| Granted | 0.6 | 27.80 |
| Forfeited | — | — |
| Vested | (0.3) | 29.33 |
| PSU performance adjustment | 0.2 | 27.73 |
| **Unvested, at December 31, 2024** | **1.3** | **$ 28.52** |

Unrecognized compensation expense relating to unvested RSUs as of December 31, 2024, was $5 million, which is expected to be recognized over a weighted average period of 1.23 years.

Unrecognized compensation expense relating to unvested PSUs as of December 31, 2024, was $6 million, which is expected to be recognized over a weighted average period of 1.63 years.

There were stock-based compensation awards, representing 1.3 million shares and 0.8 million shares outstanding at December 31, 2024 and 2023, respectively. Stock-based compensation expense was $19 million, $14 million and $5 million for the years ended December 31, 2024, 2023 and 2022, respectively.

**Note 11 – Accrued and Other Current Liabilities**

Accrued and other current liabilities consisted of the following:

| | As of December 31, | |
|---|---|---|
| | 2024 | 2023 |
| | (in millions) | |
| Accrued personnel costs | $ 66 | $ 76 |
| Trade promotion allowances | 36 | 40 |
| Other | 59 | 71 |
| **Accrued and other current liabilities** | **$ 161** | **$ 187** |

**Note 12 – Other Expense, Net**

Other expense, net consisted of the following:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| | | (in millions) | |
| IPO and separation-related costs [1] | $ — | $ — | $ 12 |
| Other | — | — | 10 |
| **Other expense, net** | **$ —** | **$ —** | **$ 22** |

(1) Reflects costs related to our separation to operate as a stand-alone public company and the IPO process.

**Note 13 – Commitments and Contingencies**

*Legal Proceedings:*

We are from time to time party to litigation, legal proceedings and tax examinations arising from our operations. Most of these matters involve allegations of damages against us related to employment matters, consumer complaints, advertising/labeling claims, personal injury claims and commercial or contractual disputes. We record estimates for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on our assessment of the facts and circumstances as of December 31, 2024, we do not believe any of these matters, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on our financial position, results of operations or cash flows in a future period.

**Note 14 – Accumulated Other Comprehensive Income**

The following table summarizes the changes in our balances of each component of accumulated other comprehensive income.

| | Currency Translation Adjustments | Employee Benefit Plans | Derivative Instruments | Accumulated Other Comprehensive Income |
|---|---|---|---|---|
| | | (in millions) | | |
| **Balance as of December 31, 2021** | $ (6) | $ 12 | $ 4 | $ 10 |
| (Loss) gain arising during the period | (1) | 16 | 48 | 63 |
| Reclassification to earnings | — | (2) | (6) | (8) |
| Effect of deferred taxes | — | (3) | (10) | (13) |
| **Balance as of December 31, 2022** | $ (7) | $ 23 | $ 36 | $ 52 |
| Gain arising during the period | — | 18 | 12 | 30 |
| Reclassification to earnings | — | (3) | (29) | (32) |
| Effect of deferred taxes | — | (4) | 4 | — |
| **Balance as of December 31, 2023** | $ (7) | $ 34 | $ 23 | $ 50 |
| (Loss) gain arising during the period | (3) | 2 | 20 | 19 |
| Reclassification to earnings | — | (6) | (32) | (38) |
| Effect of deferred taxes | — | 1 | 3 | 4 |
| **Balance as of December 31, 2024** | $ (10) | $ 31 | $ 14 | $ 35 |

## Note 15 – Income Taxes

The components of income before income tax were as follows:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| | (in millions) | | |
| Income before income taxes: | | | |
| United States | $ 438 | $ 380 | $ 332 |
| International | 13 | 13 | 6 |
| Total income before income taxes | $ 451 | $ 393 | $ 338 |

Significant components of income tax expense were as follows:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| | (in millions) | | |
| Current | | | |
| United States | | | |
| Federal | $ 93 | $ 83 | $ 64 |
| State | 13 | 16 | 14 |
| Foreign | 4 | 3 | 1 |
| Total current income tax expense | 110 | 102 | 79 |
| Deferred | | | |
| United States | | | |
| Federal | (1) | (4) | 3 |
| State | (10) | (3) | (3) |
| Foreign | — | — | 1 |
| Total deferred income tax (benefit) expense | (11) | (7) | 1 |
| Total income tax expense | $ 99 | $ 95 | $ 80 |

A reconciliation of income taxes computed at the U.S. Federal statutory income tax rate of 21% for 2024, 2023 and 2022, to our income tax expense was as follows:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| | (in millions) | | |
| U.S. Federal income tax expense at the statutory rate | $ 95 | $ 82 | $ 71 |
| U.S. State income tax expense | 12 | 10 | 9 |
| Change in tax rates[1] | (9) | — | — |
| Non-deductible expenses | 2 | 3 | 1 |
| Return to provision adjustments | (1) | — | (1) |
| Total income tax expense | $ 99 | $ 95 | $ 80 |

(1) Primarily due to a discrete tax benefit for the remeasurement of deferred tax liabilities due to a change in our state tax rates after apportionment.

*Deferred Tax Assets and Liabilities*

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of our net deferred income tax liability were as follows:

| | As of December 31, | |
|---|---|---|
| | 2024 | 2023 |
| | (in millions) | |
| Deferred tax assets | | |
| Employee benefits | $ 25 | $ 20 |
| Lease obligations | 24 | 18 |
| Inventory | 8 | 6 |
| Reserves | 5 | 5 |
| Tax losses | 4 | 5 |
| Total deferred tax assets | 66 | 54 |
| Valuation allowance | (7) | (5) |
| Total deferred tax assets after valuation allowance | 59 | 49 |
| Deferred tax liabilities | | |
| Intangible assets | (260) | (279) |
| Property, plant and equipment | (101) | (101) |
| Lease right-of-use assets | (23) | (17) |
| Prepaid expense | (12) | — |
| Financial instruments | (4) | (7) |
| Other | (1) | (2) |
| Total deferred tax liabilities | (401) | (406) |
| Net deferred tax liabilities | $ (342) | $ (357) |

*Uncertain Tax Positions*

ASC 740 prescribes a recognition threshold of more-likely-than not to be sustained upon examination as it relates to the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. Our policy is to include interest and penalties related to gross unrecognized tax benefits in income tax expense.

The following table summarizes the activity related to our gross unrecognized tax benefits:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| | (in millions) | | |
| Balance as of beginning of the year | $ 11 | $ 8 | $ 5 |
| Increase associated with tax positions taken during the current year | 1 | 2 | 2 |
| (Decrease) increase associated with tax positions taken in prior years | (1) | 1 | 1 |
| Ending unrecognized tax benefits | $ 11 | $ 11 | $ 8 |

Each year we file income tax returns in the various federal, state, local and foreign income taxing jurisdictions in which we operate. Canada is the only foreign jurisdiction in which we operate. Our income tax returns are subject to examination and possible challenge by the tax authorities. Although ultimate timing is uncertain, the net amount of tax liability for unrecognized tax benefits may change within the next twelve months due to changes in audit status, settlements of tax assessments and other events.

## Note 16 – Segment Information

Our Chief Executive Officer, who has been identified as our Chief Operating Decision Maker ("CODM"), has evaluated how he views and measures our performance. In applying the criteria set forth in the standards for reporting information about segments in financial statements, we have determined that we have four reportable segments - Reynolds Cooking & Baking, Hefty Waste & Storage, Hefty Tableware and Presto Products. The key factors used to identify these reportable segments are the organization and alignment of our internal operations and the nature of our products. This reflects how our CODM monitors performance, allocates capital and makes strategic and operational decisions. Our segments are described as follows:

*Reynolds Cooking & Baking*

Our Reynolds Cooking & Baking segment produces branded and store brand aluminum foil, disposable aluminum pans, parchment paper, freezer paper, wax paper, butcher paper, plastic wrap, baking cups, oven bags and slow cooker liners. Our branded products are sold under the Reynolds Wrap, Reynolds KITCHENS and EZ Foil brands in the United States and selected international markets, under the ALCAN brand in Canada and under the Diamond brand outside of North America.

*Hefty Waste & Storage*

Our Hefty Waste & Storage segment produces both branded and store brand trash and food storage bags. Our branded products are sold under the Hefty Ultra Strong and Hefty Strong brands for trash bags, and as the Hefty and Baggies brands for our food storage bags.

*Hefty Tableware*

Our Hefty Tableware segment sells both branded and store brand disposable and compostable plates, bowls, platters, cups and cutlery. Our Hefty branded products include dishes and party cups.

*Presto Products*

Our Presto Products segment primarily sells store brand products in four main categories: food storage bags, trash bags, reusable storage containers and plastic wrap. Our Presto Products segment also includes our specialty business, which serves other consumer products companies by providing Fresh-Lock and Slide-Rite resealable closure systems.

*Information by Segment*

We present segment adjusted EBITDA ("Adjusted EBITDA") as this is the financial measure by which management and our CODM evaluates the performance of each segment and allocates resources (including employees, property and financial or capital resources) for each segment, predominantly in the annual budgeting and forecasting process. The CODM considers budget-to-actual variances on a monthly basis when making decisions about allocating capital and personnel to the segments.

Adjusted EBITDA represents each segment's earnings before interest, tax, depreciation and amortization and may be further adjusted to exclude IPO and separation-related costs, as well as certain other non-recurring items, if applicable.

Total assets by segment are those assets directly associated with the respective operating activities, comprising inventory, property, plant and equipment and operating lease right-of-use assets. Other assets, such as cash, accounts receivable and intangible assets, are monitored on an entity-wide basis and not included in segment information that is regularly reviewed by our CODM.

**Reynolds Consumer Products Inc.**
**Notes to the Consolidated Financial Statements**

The accounting policies applied by our segments are the same as those described in Note 2 - Summary of Significant Accounting Policies. Transactions between segments are at negotiated prices.

| 2024 | Reynolds Cooking & Baking | Hefty Waste & Storage | Hefty Tableware | Presto Products | Segment total | Unallocated[1] | Total |
|---|---|---|---|---|---|---|---|
| | | | | | (in millions) | | |
| Net revenues | $ 1,247 | $ 949 | $ 918 | $ 584 | $ 3,698 | $ (3) | $ 3,695 |
| Intersegment revenues | — | 10 | — | 12 | 22 | (22) | — |
| Total segment net revenues | 1,247 | 959 | 918 | 596 | 3,720 | (25) | 3,695 |
| Other segment items[2] | (1,025) | (687) | (771) | (466) | (2,949) | | |
| Adjusted EBITDA | 222 | 272 | 147 | 130 | 771 | | |
| Depreciation and amortization | 33 | 21 | 20 | 21 | 95 | 34 | 129 |
| Capital expenditures | 50 | 19 | 36 | 12 | 117 | 3 | 120 |
| Total assets | 563 | 282 | 259 | 252 | 1,356 | 3,517 | 4,873 |

| 2023 | Reynolds Cooking & Baking | Hefty Waste & Storage | Hefty Tableware | Presto Products | Segment total | Unallocated[1] | Total |
|---|---|---|---|---|---|---|---|
| | | | | | (in millions) | | |
| Net revenues | $ 1,273 | $ 931 | $ 967 | $ 579 | $ 3,750 | $ 6 | $ 3,756 |
| Intersegment revenues | — | 11 | — | 14 | 25 | (25) | — |
| Total segment net revenues | 1,273 | 942 | 967 | 593 | 3,775 | (19) | 3,756 |
| Other segment items[2] | (1,089) | (681) | (793) | (481) | (3,044) | | |
| Adjusted EBITDA | 184 | 261 | 174 | 112 | 731 | | |
| Depreciation and amortization | 31 | 19 | 16 | 21 | 87 | 37 | 124 |
| Capital expenditures | 46 | 11 | 28 | 8 | 93 | 11 | 104 |
| Total assets | 556 | 267 | 216 | 239 | 1,278 | 3,502 | 4,780 |

| 2022 | Reynolds Cooking & Baking | Hefty Waste & Storage | Hefty Tableware | Presto Products | Segment total | Unallocated[1] | Total |
|---|---|---|---|---|---|---|---|
| | | | | | (in millions) | | |
| Net revenues | $ 1,287 | $ 934 | $ 1,000 | $ 597 | $ 3,818 | $ (1) | $ 3,817 |
| Intersegment revenues | — | 12 | — | 7 | 19 | (19) | — |
| Total segment net revenues | 1,287 | 946 | 1,000 | 604 | 3,837 | (20) | 3,817 |
| Other segment items[2] | (1,145) | (739) | (866) | (508) | (3,258) | | |
| Adjusted EBITDA | 142 | 207 | 134 | 96 | 579 | | |
| Depreciation and amortization | 24 | 19 | 17 | 22 | 82 | 35 | 117 |
| Capital expenditures | 51 | 15 | 36 | 20 | 122 | 6 | 128 |

(1) Unallocated includes the elimination of intersegment revenues, other revenue adjustments and certain corporate costs, depreciation and amortization and assets not allocated to segments. Unallocated assets are comprised of cash, accounts receivable, other receivables, entity-wide property, plant and equipment, entity-wide operating lease ROU assets, goodwill, intangible assets, related party receivables and other assets.

(2) Other segment items included in Segment Adjusted EBITDA primarily include cost of sales (including material, manufacturing and logistics costs), salaries and benefits, advertising expenses and professional fees. The CODM allocates resources and assesses performance on a consolidated level for these other segment items.

The following table presents a reconciliation of segment Adjusted EBITDA to consolidated GAAP income before income taxes:

| | For the Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | | 2024 | | 2023 | | 2022 |
| | | (in millions) | | | | |
| Segment Adjusted EBITDA | $ | 771 | $ | 731 | $ | 579 |
| Corporate / unallocated expenses | | (93) | | (95) | | (33) |
| | | 678 | | 636 | | 546 |
| *Adjustments to reconcile to GAAP income before income taxes* | | | | | | |
| Depreciation and amortization | | (129) | | (124) | | (117) |
| Interest expense, net | | (98) | | (119) | | (76) |
| IPO and separation-related costs | | — | | — | | (12) |
| Other | | — | | — | | (3) |
| **Consolidated GAAP income before income taxes** | $ | 451 | $ | 393 | $ | 338 |

*Information in Relation to Products*

Net revenues by product line are as follows:

| | For the Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | | 2024 | | 2023 | | 2022 |
| | | (in millions) | | | | |
| Waste and storage products[1] | $ | 1,555 | $ | 1,535 | $ | 1,550 |
| Cooking products | | 1,247 | | 1,273 | | 1,287 |
| Tableware products | | 918 | | 967 | | 1,000 |
| Unallocated | | (25) | | (19) | | (20) |
| **Net revenues** | $ | 3,695 | $ | 3,756 | $ | 3,817 |

(1)     Waste and storage products are comprised of our Hefty Waste & Storage and Presto Products segments.

Our different product lines are generally sold to a common group of customers. For all product lines, there is a relatively short time period between the receipt of the order and the transfer of control over the goods to the customer.

*Geographic Data*

Geographic data for net revenues (recognized based on location of our business operations) and long-lived assets (representing property, plant and equipment) are as follows:

| | For the Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | | 2024 | | 2023 | | 2022 |
| | | (in millions) | | | | |
| Net revenues: | | | | | | |
| United States | $ | 3,601 | $ | 3,661 | $ | 3,742 |
| Other | | 94 | | 95 | | 75 |
| **Net revenues** | $ | 3,695 | $ | 3,756 | $ | 3,817 |

| | As of December 31, | | | |
|---|---|---|---|---|
| | | 2024 | | 2023 |
| | | (in millions) | | |
| Long-lived assets | | | | |
| United States | $ | 751 | $ | 725 |
| Other | | 7 | | 7 |
| **Long-lived assets** | $ | 758 | $ | 732 |

*Entity-wide Disclosures*

Net revenues from our largest customer and its affiliates were 48% of total net revenues for each of the years ended December 31, 2024, 2023 and 2022. The net revenues from our largest customer were recognized across all of our segments. No other customers accounted for 10% or more of our total net revenues in any of the years presented.

**Note 17 – Related Party Transactions**

Packaging Finance Limited ("PFL") owns the majority of our outstanding common stock and owns the majority of the outstanding common stock of Pactiv Evergreen Inc. and its subsidiaries ("PEI Group"). We sell and purchase various goods and services with PEI Group under contractual arrangements that expire over a variety of periods through December 31, 2027. During the years ended December 31, 2024 and 2023, we amended these contractual arrangements with PEI Group, which, among other things, extended the expiration date for certain arrangements. Transactions between us and PEI Group are described below.

*On-going Related Party Transactions*

For the years ended December 31, 2024, 2023 and 2022, revenues from products sold to PEI Group were $77 million, $83 million and $101 million, respectively. For the years ended December 31, 2024, 2023 and 2022, products purchased from PEI Group were $332 million, $381 million and $399 million, respectively. For the years ended December 31, 2024, 2023 and 2022, PEI Group charged us freight and warehousing costs of $28 million, $37 million and $54 million, respectively, which were included in cost of sales. The resulting related party receivables and payables are settled regularly with PEI Group in the normal course of business.

Furthermore, $143 million of dividends were paid to PFL during the years ended December 31, 2024, 2023 and 2022, respectively.

**Note 18 – Subsequent Events**

*Quarterly Cash Dividend*

On January 30, 2025, our Board of Directors approved a cash dividend of $0.23 per common share to be paid on February 28, 2025 to shareholders of record on February 14, 2025.

*Term Loan Facility*

Subsequent to December 31, 2024, we made a voluntary principal payment of $50 million related to our Term Loan Facility.

Except as described above, there have been no events subsequent to December 31, 2024 which would require accrual or disclosure in these consolidated financial statements.

**ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

**ITEM 9A. CONTROLS AND PROCEDURES**

*Management's Evaluation of Disclosure Controls and Procedures*

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. We, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

*Management's Report on Internal Control over Financial Reporting*

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements under all potential conditions. Therefore, effective internal control over financial reporting provides only reasonable, and not absolute, assurance with respect to the preparation and presentation of financial statements.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 using the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As a result of that evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report which appears in Item 8 of this Annual Report on Form 10-K.

*Changes in Internal Control over Financial Reporting*

There has been no change in our internal control over financial reporting during the fiscal quarter ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

**ITEM 9B. OTHER INFORMATION**

During the quarter ended December 31, 2024, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act or any non-Rule 10b5-1 trading arrangement (as identified in Item 408(c) of Regulation S-K).

**ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not Applicable.

**PART III**

**ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**

The information required by Item 10 will appear in the Company's Proxy Statement for its 2025 Annual Meeting of Stockholders (the "2025 Proxy Statement") under the captions "Proposal 1: Election of Directors," "Executive Compensation - Executive Officers," and "Corporate Governance" and is incorporated herein by reference.

**ITEM 11. EXECUTIVE COMPENSATION**

The information required by Item 11 will appear in the Company's 2025 Proxy Statement under the captions "Director Compensation," "Executive Compensation" and "Certain Relationships and Related Person Transactions" and is incorporated herein by reference.

**ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

The information required by Item 12 will appear in the Company's 2025 Proxy Statement under the captions "Executive Compensation" and "Security Ownership of Certain Beneficial Owners and Management" and is incorporated herein by reference.

**ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**

The information required by Item 13 will appear in the Company's 2025 Proxy Statement under the captions "Certain Relationships and Related Person Transactions" and "Corporate Governance" and is incorporated herein by reference.

**ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES**

The information required by Item 14 will appear in the Company's 2025 Proxy Statement under the caption "Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm" and is incorporated herein by reference.

## PART IV

### ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)  The following documents are filed as part of this Annual Report on Form 10-K:

1.  The following consolidated financial statements are filed as part of this Annual Report on Form 10-K under Part II, Item 8:

2.  Exhibits: See "Index to Exhibits" immediately preceding the signature page of this Annual Report on Form 10-K.

### ITEM 16. FORM 10-K SUMMARY

None.

---

### INDEX TO EXHIBITS

| Exhibit | Description |
|---|---|
| 3.1 | Amended and Restated Certificate of Incorporation, conformed version that includes all amendments through April 25, 2024 (incorporated herein by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024) |
| 3.2 | Amended and Restated By-Laws (incorporated herein by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K (File No. 001-39205) filed with the SEC on February 4, 2020) |
| 4.1 | Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K filed with the SEC on February 12, 2021) |
| 4.2 | Form of Indenture (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3ASR (File No. 333-279197) filed with the SEC on May 8, 2024) |
| 4.3 | Form of Debt Security (included in Exhibit 4.2) |
| 10.1† | Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (File No. 333-234731) filed with the SEC on November 15, 2019) |
| 10.2† | Reynolds Consumer Products Inc. Equity Incentive Plan (incorporated herein by reference to Exhibit 99 to the Company's Registration Statement on Form S-8 (File No. 333-236204) filed with the SEC on January 31, 2020) |
| 10.3† | Reynolds Consumer Products Inc. Equity Incentive Plan, as amended and restated effective January 27, 2022 (incorporate herein by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K filed with the SEC on February 9, 2022) |
| 10.4† | Form of Restricted Stock Unit Award Agreement under the Equity Incentive Plan (incorporated herein by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K filed with the SEC on February 9, 2022) |
| 10.5† | Form of Performance Share Unit Award Agreement under the Equity Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K filed with the SEC on February 9, 2022) |
| 10.6*† | Form of Restricted Stock Unit Award Agreement (for full vesting on death, retirement or enhanced retirement situations) |
| 10.7*† | Form of Performance Share Unit Award Agreement (for full vesting on death, retirement or enhanced retirement situations) |
| 10.8*† | Form of Restricted Stock Unit Award Agreement (for no continuous service requirement and full vesting on death situations) |
| 10.9*† | Form of Restricted Stock Unit Award Agreement (for double-trigger vesting in connection with a change in control situations) |
| 10.10*† | Form of Performance Share Unit Award Agreement (for double-trigger vesting in connection with a change in control situations) |
| 10.11*† | Form of Restricted Stock Unit Award Agreement, as amended November 2024 |
| 10.12*† | Form of Performance Share Unit Award Agreement, as amended November 2024 |
| 10.13† | Employment Agreement, dated July 8, 2019, between Reynolds Consumer Products LLC and Lance Mitchell (including the Restrictive Covenant Agreement attached thereto) (incorporated herein by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-234731) filed with the SEC on November 15, 2019) |
| 10.14† | Transition Letter, dated as of October 24, 2024, by and between Reynolds Consumer Products Inc. and Lance Mitchell (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 30, 2024) |
| 10.15† | Offer Letter, dated as of September 15, 2023, by and between Reynolds Consumer Products LLC and Scott E. Huckins (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 12, 2023) |
| 10.16† | Employment Agreement, effective October 23, 2023, by and between Reynolds Consumer Products LLC and Scott E. Huckins (including the Restrictive Covenant Agreement attached thereto) (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on October 12, 2023) |
| 10.17† | Offer Letter, dated October 24, 2024, by and between Reynolds Consumer Products Inc. and Scott E. Huckins (incorporated herein by reference to Exhibit 10.2  to the Company's Current Report on Form 8-K filed with the SEC on October 30, 2024) |

| | |
|---|---|
| 10.18† | Amended and Restated Employment Agreement, dated effective January 1, 2025, by and between Reynolds Consumer Products Holdings LLC and Scott E. Huckins (including the Restrictive Covenant Agreement attached thereto) (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on October 30, 2024) |
| 10.19† | Offer Letter, dated October 24, 2024, by and between Reynolds Consumer Products Inc. and Nathan D. Lowe (incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on October 30, 2024) |
| 10.20† | Employment Agreement, dated effective January 1, 2025, by and between Reynolds Consumer Products Holdings LLC and Nathan D. Lowe (including the Restrictive Covenant Agreement attached thereto) (incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on October 30, 2024) |
| 10.21† | Employment Agreement, dated July 29, 2019, between Reynolds Consumer Products LLC and Rachel Bishop (including the Restrictive Covenant Agreement attached thereto) (incorporated herein by reference to Exhibit 10.29 to the Company's Registration Statement on Form S-1 (File No. 333-234731) filed with the SEC on January 28, 2020) |
| 10.22† | Amendment to Employment Agreement, dated May 31, 2022, between Reynolds Consumer Products LLC and Rachel Bishop (incorporated herein by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K filed with the SEC on February 8, 2023) |
| 10.23† | Employment Agreement, dated July 8, 2019, between Reynolds Consumer Products LLC and Judith Buckner (including the Restrictive Covenant Agreement attached thereto) (incorporated herein by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K filed with the SEC on February 9, 2022) |
| 10.24† | Amendment to Employment Agreement, dated May 31, 2022, between Reynolds Consumer Products LLC and Judith Buckner (incorporated herein by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K filed with the SEC on February 8, 2023) |
| 10.25† | Employment Agreement, dated February 28, 2022, between Reynolds Consumer Products LLC and Lisa Smith (including the Restrictive Covenant Agreement attached thereto) (incorporated herein by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K filed with the SEC on February 8, 2023) |
| 10.26*† | Employment Agreement, dated February 1, 2022, between Reynolds Consumer Products LLC and Steve Estes (including the Restrictive Covenant Agreement attached thereto) |
| 10.27† | Form of Assignment and Assumption Agreement for Employment Agreements, and Form of Assignment and Assumption Agreement for Restrictive Covenant Agreement, each by and among Reynolds Consumer Products LLC, Reynolds Consumer Products Holdings LLC, and Lance Mitchell, Scott Huckins, Rachel Bishop, Judith Buckner, Lisa Smith and Steve Estes (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2024) |
| 10.28 | Master Supply Agreement, dated November 1, 2019, between Reynolds Consumer Products LLC, as Seller, and Pactiv LLC, as Buyer (incorporated herein by reference to Exhibit 10.18 to the Company's Registration Statement on Form S-1 (File No. 333-234731) filed with the SEC on November 15, 2019) |
| 10.29 | Amendment No. 1, dated January 15, 2022, and Amendment No. 2, dated March 31, 2023, to the Master Supply Agreement between Reynolds Consumer Products LLC, as seller, and Pactiv LLC, as buyer (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 10, 2023) |
| 10.30 | Master Supply Agreement, dated November 1, 2019, between Pactiv LLC, as Seller, and Reynolds Consumer Products LLC, as Buyer (incorporated herein by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-1 (File No. 333-234731) filed with the SEC on November 15, 2019) |
| 10.31 | Amendment No. 1, dated January 15, 2022, and Amendment No. 2, dated March 31, 2023, to the Master Supply Agreement between Pactiv LLC, as seller, and Reynolds Consumer Products LLC, as buyer (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 10, 2023) |
| 10.32* | Amendment No. 3, dated December 3, 2024, to the Master Supply Agreement between Pactiv LLC, as seller, and Reynolds Consumer Products LLC, as buyer |
| 10.33 | Warehousing and Freight Services Agreement, dated November 1, 2019, between Pactiv LLC and Reynolds Consumer Products LLC (incorporated herein by reference to Exhibit 10.20 to the Company's Registration Statement on Form S-1 (File No. 333-234731) filed with the SEC on November 15, 2019) |
| 10.34 | Amendment No. 1, dated November 16, 2021, Amendment No. 2, dated May 12, 2022, and Amendment No. 3, dated April 18, 2024, to the Warehousing and Freight Services Agreement between Pactiv LLC and Reynolds Consumer Products LLC (incorporated herein by reference to Exhibit 10.1 to Company's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024) |
| 10.35 | Amended and Restated Lease Agreement, dated January 1, 2020, between Pactiv LLC and Reynolds Consumer Products LLC (incorporated herein by reference to Exhibit 10.23 to the Company's Registration Statement on Form S-1 filed with the SEC on January 21, 2020) |
| 10.36 | Tax Matters Agreement, dated February 4, 2020 (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on February 4, 2020) |
| 10.37 | Registration Rights Agreement, dated February 4, 2020, between Packaging Finance Limited and Reynolds Consumer Products Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 4, 2020) |
| 10.38 | Stockholders Agreement dated February 4, 2020, between Packaging Finance Limited and Reynolds Consumer Products Inc. (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on February 4, 2020) |
| 10.39 | Credit Agreement between Reynolds Consumer Products LLC, as borrower, Reynolds Consumer Products Inc., as parent, and certain lenders party thereto (incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on February 4, 2020) |
| 10.40 | Amendment No. 1, dated February 28, 2023, to the Credit Agreement between Reynolds Consumer Products LLC, as borrower, Reynolds Consumer Products Inc., as parent, and certain lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 10, 2023) |
| 10.41 | Amendment No. 2, dated as of November 21, 2023, to the Credit Agreement, dated as of February 4, 2020, between Reynolds Consumer Products LLC, as borrower, Reynolds Consumer Products Inc., as parent and certain lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 21, 2023) |
| 10.42 | Amendment No. 3, dated as of October 17, 2024, to the Credit Agreement, dated as of February 4, 2020, between Reynolds Consumer Products LLC, as borrower, Reynolds Consumer Products Inc., as parent, and certain lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 17, 2024) |
| 19.1* | Reynolds Consumer Products Inc. Insider Trading Policy, as amended April 27, 2023 |
| 21.1* | List of subsidiaries |
| 23.1* | Consent of PricewaterhouseCoopers LLP |
| 24.1* | Power of Attorney (see signature page to this Annual Report on Form 10-K) |
| 31.1* | Certification of Principal Executive Officer of the Company Pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2* | Certification of Principal Financial Officer of the Company Pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1* | Certification of Principal Executive Officer of the Company Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.2* | Certification of Principal Financial Officer of the Company Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 97 | Reynolds Consumer Products Inc. Amended and Restated Compensation Recoupment Policy (incorporated herein by reference to Exhibit 97 to the Company's Annual Report on Form 10-K filed with the SEC on February 7, 2024) |
| 101.INS | Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) |

\*   Filed herewith.

†   Management contract or compensatory plan or arrangement.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

REYNOLDS CONSUMER PRODUCTS INC.

(Registrant)

By: /s/ Scott Huckins
　　Scott Huckins
　　Chief Executive Officer
　　February 5, 2025

**POWER OF ATTORNEY**

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby make, constitute and appoint Scott Huckins and Nathan Lowe, and each of them acting individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution, for them and in their name, place and stead, in any and all capacities, to sign the Annual Report on Form 10-K, and any amendments thereto, and to file the same with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Scott Huckins<br>Scott Huckins | Chief Executive Officer and Director<br>(Principal Executive Officer) | February 5, 2025 |
| /s/ Nathan Lowe<br>Nathan Lowe | Chief Financial Officer<br>(Principal Financial Officer) | February 5, 2025 |
| /s/ Chris Mayrhofer<br>Chris Mayrhofer | Senior Vice President and Controller<br>(Principal Accounting Officer) | February 5, 2025 |
| /s/ Rolf Stangl<br>Rolf Stangl | Director and Chairman of<br>the Board of Directors | February 5, 2025 |
| /s/ Gregory Cole<br>Gregory Cole | Director | February 5, 2025 |
| /s/ Helen Golding<br>Helen Golding | Director | February 5, 2025 |
| /s/ Marla Gottschalk<br>Marla Gottschalk | Director | February 5, 2025 |
| /s/ Allen Hugli<br>Allen Hugli | Director | February 5, 2025 |
| /s/ Christine Montenegro McGrath<br>Christine Montenegro McGrath | Director | February 5, 2025 |
| /s/ Ann Ziegler<br>Ann Ziegler | Director | February 5, 2025 |

## STOCKHOLDER INFORMATION

**HEADQUARTERS**

Reynolds Consumer Products Inc.
1900 W. Field Court
Lake Forest, Illinois 60045
800-879-5067 or 224-295-6800
ReynoldsConsumerProducts.com

**COMMON STOCK**

The company's common stock is traded on the Nasdaq stock market under the symbol "REYN."

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

PriceWaterhouseCoopers
Chicago, Illinois

**INVESTOR RELATIONS**

Inquiries from shareholders, analysts, or prospective investors should be directed to:

Mark Swartzberg
Vice President, Investor Relations
Investors@ReynoldsBrands.com
224-295-6801

**TRANSFER AGENT**

Inquiries for stock transfer requirements, lost certificates, and changes to addresses should be directed to:

Equiniti Trust Company, LLC ("EQ")
48 Wall Street, Floor 23
New York, NY 10005
helpAST@equiniti.com
https://equiniti.com/us/ast-access/individuals/

**2025 ANNUAL MEETING**

Annual Meeting of Stockholders of Reynolds Consumer Products Inc. will be held on Wednesday, April 23, 2025, at 5:00 p.m., Central Time.

The Annual Meeting will be completely virtual. You may attend the meeting, submit questions, and vote your shares electronically during the meeting via live webcast by visiting:

www.virtualshareholdermeeting.com/REYN2025

Instructions on how to attend and participate in the Annual Meeting via the webcast are posted on this site.

**FORWARD-LOOKING STATEMENTS**

This report contains statements reflecting our views about our future performance that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including our first quarter and fiscal year 2025 guidance. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expects," "intends," "outlook," "forecast," "committed," "plans," "anticipates," "believes," "estimates," "predicts," "model," "assumes," "confident," "look forward," "potential," "on track" or "continue," the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth and recovery of profitability, management of costs and other disruptions and strategies, and anticipated trends in our business, including expected levels of commodity costs and volume. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including but not limited to the risk factors set forth in our most recent Annual Report on Form 10-K.

For additional information on these and other factors that could cause our actual results to materially differ from those set forth herein, please see our filings with the Securities and Exchange Commission, including our most recent Annual Report on Form 10-K and subsequent filings. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com



*As he looks forward to retirement, we thank Lance Mitchell, RCP CEO from 2011–2024, with tremendous gratitude for his steadfast leadership. This picture marks the company's 2020 IPO as one of the many milestones of his career.*

Reynolds Consumer Products Inc.
1900 W. Field Court
Lake Forest, IL  60045